UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED FINANCIAL STATEMENTS

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX			Page
Independent Auditors' Report			F-	1
Consolidated Statement of Financial Position			F-	10
Consolidated Income Statements			F-	12
Consolidated Statements of Profit or Loss and Other Comprehensive Income			F-	13
Consolidated Statements of Changes in Equity			F-	14
Consolidated Statement of Cash Flows			F-	15
Notes to the Consolidated Financial Statements
Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	17
Note	2	Accounting policies and method of measurement	F-	21
Note	3	Basis of consolidation	F-	33
Note	4	Change in the scope of consolidation	F-	34
Note	5	Cash and balances with the Brazilian Central Bank	F-	36
Note	6	Loans and amounts due from credit institutions	F-	36
Note	7	Debt instruments	F-	37
Note	8	Equity instruments	F-	38
Note	9	Derivative financial instruments and Short positions	F-	38
Note	10	Loans and advances to customers	F-	45
Note	11	Non-current assets held for sale	F-	48
Note	12	Investments in associates and joint ventures	F-	48
Note	13	Tangible assets	F-	51
Note	14	Intangible assets - Goodwill	F-	52
Note	15	Intangible assets - Other intangible assets	F-	52
Note	16	Other assets	F-	54
Note	17	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	55
Note	18	Customer deposits	F-	55
Note	19	Marketable debt securities	F-	55
Note	20	Subordinated liabilities	F-	57
Note	21	Debt Instruments Eligible to Compose Capital	F-	58
Note	22	Other financial liabilities	F-	58
Note	23	Provisions for pensions and similar obligations	F-	59
Note	24	Provisions for judicial and administrative proceedings, commitments and other provisions	F-	63
Note	25	Tax assets and liabilities	F-	67
Note	26	Other liabilities	F-	70
Note	27	Other Comprehensive Income	F-	70
Note	28	Non-controlling interests	F-	71
Note	29	Shareholders’ equity	F-	72
Note	30	Earnings per share	F-	75
Note	31	Fair value of financial assets and liabilities	F-	76
Note	32	Operational Ratios	F-	79
Note	33	Interest and similar income	F-	80
Note	34	Interest expense and similar charges	F-	81
Note	35	Income from equity instruments	F-	81
Note	36	Fee and commission income	F-	81
Note	37	Fee and commission expense	F-	81
Note	38	Gains (losses) on financial assets and liabilities (net)	F-	82
Note	39	Exchange differences (net)	F-	82
Note	40	Other operating expense (net)	F-	82
Note	41	Personnel expenses	F-	82
Note	42	Other administrative expenses	F-	85
Note	43	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	86
Note	44	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	86
Note	45	Other disclosures	F-	86
Note	46	Business segment reporting	F-	90
Note	47	Related party transactions	F-	91
Note	48	Risk management	F-	100
APPENDIX I		RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS	F-	117
APPENDIX II		STATEMENTS OF VALUE ADDED	F-	118
Management Reports			F-	120
Executives' Report on the Financial Statements
Executives' Report of Independent Auditors' Report
Summary of the Report of the Audit Committee

www.pwc.com.br

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A. Consolidated financial statements at December 31, 2017 and independent auditor’s report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. (the “Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2017 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and its subsidiaries as at December 31, 2017, and their financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment,  were of most significance in our audit of the financial statements of the  current period. These matters were addressed in the context of our audit of  the consolidated financial statements, taken as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

 Banco Santander (Brasil) S.A.

Our audit for the year ended December 31, 2017 was planned and performed considering that the operations of the Bank and its subsidiaries did not change significantly in relation to the prior year. In this context, the key audit matters, as well as our audit approach remained mainly in line with those of the prior year.

Why it is a key audit matter	How the matter was addressed in the audit

Allowance for loan losses (Notes 1.c.1, 1.c.2.1.i, 2.i, 10 and 48.b)

The estimation of the allowance for loan losses involves a high level of judgment by Management. The establishment of the allowance considers the existence of objective evidence of impairment loss, and involves the use of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios. Accordingly, this area remained as an area of focus in our audit.

The Bank assesses whether there is objective evidence of impairment loss individually and/or collectively, if applicable

In the individual assessment, the impairment loss considers the conditions of the borrower, such as their economic and financial position, the level of indebtedness, capacity to generate income, cash flow, among others, as well as the history of losses and other known circumstances at the time of the assessment.

In the collective assessment, the impairment loss is calculated using statistical models that take into account historical factors such as: EAD (default exposure), PD (probability of default) and LGD (default loss).

In addition, as from January 1, 2018, IFRS 9 – Financial Instruments becomes effective. It establishes new requirements for the recognition and measurement of financial instruments, among which, a new model for the allowance for loan losses, which will be based on the expected loss. The Bank established a project designed to adapt its processes to the new rules for the classification, measurement and impairment of financial instruments, in accordance with the provisions of the related standard. Accordingly, in compliance with the disclosure requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, management disclosed the qualitative information regarding the application of the standard, and also estimated the most significant impacts that this standard will generate on the financial information for the coming year, based on the balances and assumptions of operations at December 31, 2017. Considering the scope and complexity of the implementation of standard, and the disclosure requirements, we included this matter as a significant part of our focus on the audit of this area.

We carried out procedures to update our understanding, and tested the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes: i) validation of models and assumptions adopted by Management to determine the recoverable value of loans; ii) adequate measurement of the guarantees in the determination of the recoverable value; iii) approval and recording of renegotiated transactions; iv) processing and recording of the allowances; v) reconciliation of the accounting balances with the analytical position; and vi) preparation of the notes to the financial statements.

For the provisions calculated considering the individual assessment, we assessed and tested the assumptions used to determine the recoverable value based on the credit risk.

For the provisions calculated considering the collective assessment, we verified the process of approval of the models applied in the determination of the recoverable value of loans. On a sampling basis, we tested the aforementioned models for the most significant portfolios, as well as the integrity of the database used for the calculations.

In relation to the information disclosed with regard to the implementation of IFRS 9, we analyzed the procedures adopted by Management referring to the adequacy of its processes, considering the criteria adopted for the classification and measurement of the financial instruments and the implementation of the new impairment models determined in IFRS 9.

We consider that the criteria and assumptions adopted by Management provided a reasonable basis for the calculation and recording of the allowance for loan losses in the context of the consolidated financial statements, as well as for the disclosures referring to IFRS 9.

3

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Recognition and recoverable value of tax credits (Notes 1.c.2.1.ii, 2.aa and 25.d)

The tax credits arising from temporary differences in the calculation bases of taxes, as well as income tax and social contribution losses, are recognized in the books based on the expectation that future taxable profits will be available for their realization.

The expectation of tax credit realization is based on projections of future results that require judgment by Management, including the use of assumptions.

Considering the subjectivity inherent to this process, this matter remained an area of focus in our audit.

We carried out procedures to update our understanding and tested the significant internal controls that involve the calculation of tax credits arising from temporary differences and income tax and social contribution losses, as well as the estimates of the recoverable value of these tax credits, in accordance with the applicable accounting standards.

We obtained an understanding of the critical assumptions included in result projections, and performed tests regarding the mathematical accuracy of the amounts estimated. In addition, we compared the historical results projected with those actually obtained.

We performed tests to confirm the nature and amounts of the temporary differences, and income tax and social contribution losses that could be deducted from the future tax bases with the assistance of our experts in the tax area.

We discussed with Management and the Audit Committee, and confirmed the approval of the technical study that supports the realization of the tax credits by the proper management bodies.

We consider that the criteria and assumptions adopted by Management to determine and record the tax credits are reasonable, in all material respects, in the context of the consolidated financial statements.

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Provisions for contingent liabilities (Notes 1.c.2.1.v, 2.r and 24.c)

Banco Santander and its subsidiaries are parties to tax, labor and civil proceedings, at the administrative and judicial levels, resulting from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's Management, which is periodically reassessed, including when preparing the consolidated financial statements, and considering new events. In the circumstances, this area remained as an area of focus in our audit.

We updated our understanding and tested the significant internal controls that involve the identification and recording of liabilities, and the disclosures in explanatory notes, including, among others, the internal controls related to the calculation model adopted for the establishment of provisions for labor and civil contingencies, which are recorded under the average historical losses criterion, for claims considered common and similar in nature.

When applicable, we tested the application of the mathematical models for the calculation of the average historical losses related to the labor and civil contingencies. We also tested the number of outstanding proceedings at the base date of the consolidated financial statements.

We performed confirmation procedures with the law firms responsible for the significant administrative and judicial proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the year, the completeness of the information, and the correct amount of the provisions.

With the support of our experts, we updated our understanding with regard to the reasonableness of the estimate of loss in the most significant tax, labor and civil proceedings.

We consider that the criteria and assumptions adopted by Management to determine and record the provisions for contingent liabilities are reasonable, in all material respects, in the context of the consolidated financial statements.

Provision for post-employment benefit plans (Notes 1.c.2.1.iv, 2.x and 23)

The Bank has post-employment benefit plans with characteristics of defined benefit, arising from existing plans in institutions acquired in former years, whose amounts are significant in the context of the consolidated financial statements, and involve the need to use an adequate database, and the establishment of assumptions with a high degree of subjectivity, such as: discount, inflation and mortality rates.

This remained an area of focus in our audit, since changes in assumptions may result in significant impacts on the obligations related to defined benefit plans. In addition, the establishment of assumptions involves a significant degree of judgment by Management.

We carried out procedures to update our understanding and tested the significant internal controls that involve the recording and measurement of liabilities arising from post-employment benefit plans. Among others, our tests considered the controls related to the completeness and adequacy of the databases, the existence and correct amount of the assets of the benefit plans, and the approval of the significant assumptions considered in the actuarial calculations.

We updated our understanding of the methodologies and judgments used by Management to determine the assumptions applied in the calculation of the obligations in comparison with market parameters.

We confirmed the consistency of the most significant assumptions adopted in the actuarial calculations with those adopted in the last annual actuarial assessment, and also evaluated the reasonableness of the changes in assumptions made by management.

Also, on a sample basis, we tested the existence and the recalculation of the fair value of the plan assets.

We consider that the criteria and assumptions adopted by Management to determine and record the provision for post-employment benefit plans are reasonable, in all material respects, in the context of the consolidated financial statements.

5

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Measurement of the fair value of certain financial assets with low liquidity and without an active market (Notes 1.c.2.1.iii, 2.e, 7, 8, 9 and 31)

The measurement of the fair value of financial instruments remained an area of focus of our audit due to its significance in the context of the consolidated financial statements, and the high level of judgment by Management, since the measurement depend on valuation techniques carried out through internal models, which are based on certain assumptions for the valuation of instruments with low liquidity and without an active market and/or observable data These financial instruments mostly comprise investments in securities issued by companies and derivative contracts.

We carried out procedures to update our understanding and tested the significant internal controls that involve the measurement, recognition and disclosure of the fair value of financial instruments and derivatives.

With the assistance of our experts in the pricing of financial instruments, we updated our understanding of the pricing calculation methodologies, analyzed the reasonableness of the assumptions used by Management to prepare pricing curves and internal models, and also verified the alignment of these assumptions and models with the practices adopted in the market.

We performed independent valuation tests of certain transactions, selected on sampling basis.

We consider that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are reasonable, in all material respects, in the context of the consolidated financial statements.

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Impairment testing: Intangible assets - Goodwill (Notes 1.c.2.1.vi, 2.o.i and 14)

The Bank and its subsidiaries have recorded goodwill related to acquisitions made in prior years whose amount is material in relation to the consolidated financial statements.

Management prepares, on an annual basis, a test to assess the need to decrease goodwill to its recoverable value. This test involves significant estimates and judgments related, among others, to projections and growth rate.

For these reasons, we considered this an area of focus in our audit, since different assumptions used by Management in the projection of future results may significantly change the valuation of the recoverable value of goodwill, and consequently affect the financial statements.

We carried out procedures to understand and test the significant internal controls related to the goodwill impairment test performed by Management.

With the assistance of our experts, we carried out procedures to understand the assumptions and projections adopted by Management and its external consultants.

We also evaluated the methodology for determining the recoverable value of goodwill, considering the adequacy of various assumptions, among which, the growth rate, the discount rate and the projections made. We compared the projections with the historical results in order to assess the consistency, as well as the macroeconomic data with the market projections. We also recalculated the discount rate and present value of the future cash flows used by Management.

We consider that the criteria and assumptions adopted by Management in impairment tests are consistent and properly supported and disclosed, in all material aspects, in the context of the financial statements.

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Information technology environment (Note 48.d.4)

The Bank and its subsidiaries have a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the consolidated financial statements. Therefore, this matter remained an area of focus in our audit.

With the assistance of our experts, we reviewed our evaluation of the design and tested the operating effectiveness of the main controls related to the management of the information technology environment, including the compensating controls established.

The procedures carried out involved the combination of the control tests, and the testing of compensating controls, as well as the execution of tests regarding the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the business of the Bank and its subsidiaries.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature and extent of our audit procedures on the consolidated financial statements.

Other matters

Audit of the amounts corresponding to 2015

The financial statements for the year ended December 31, 2015 were audited by another firm of independent auditors, whose report, dated February 24, 2017, expressed an unqualified opinion on those statements.

Other information accompanying the consolidated financial statements and the independent auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

 Banco Santander (Brasil) S.A.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as a going concern.

9

 Banco Santander (Brasil) S.A.

•       Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 15, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Contador CRC 1SP127241/O-0

10

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Thousands of Brazilian Reais - R$)

Assets	Note	2017	2016	2015

Cash and Balances With The Brazilian Central Bank	5	100,866,081	110,604,911	89,143,353

Financial Assets Held For Trading		52,439,576	84,873,663	50,536,731
Debt instruments	7	34,879,681	59,994,946	25,193,598
Equity instruments	8	489,770	398,461	404,973
Trading derivatives	9.a	17,070,125	24,480,256	24,938,160

Other Financial Assets At Fair Value Through Profit Or Loss		1,692,057	1,711,204	2,080,234
Debt instruments	7	1,658,689	1,668,749	1,506,570
Equity instruments	8	33,368	42,455	573,664

Available-For-Sale Financial Assets		85,823,384	57,815,045	68,265,606
Debt instruments	7	84,716,747	55,829,572	67,103,274
Equity instruments	8	1,106,637	1,985,473	1,162,332

Held to maturity investments	7	10,214,454	10,048,761	10,097,836

Loans and Receivables		322,336,767	296,048,506	306,268,788
Loans and amounts due from credit institutions	6	32,300,095	27,762,473	42,422,638
Loans and advances to customers	10	272,420,157	252,002,774	252,033,449
Debt instruments	7	17,616,515	16,283,259	11,812,701

Hedging Derivatives	9.a	192,763	222,717	1,312,202

Non-Current Assets Held For Sale	11	1,155,456	1,337,885	1,237,493

Investments in Associates and Joint Ventures	12	866,564	990,077	1,060,743

Tax Assets	25	28,825,741	28,753,184	34,769,848
Current		4,047,663	4,316,072	4,194,344
Deferred		24,778,078	24,437,112	30,575,504

Other Assets	16	4,578,270	5,104,012	3,802,118

Tangible Assets	13	6,509,883	6,646,433	7,005,914

Intangible Assets		30,202,043	30,236,842	29,813,662
Goodwill	14	28,364,256	28,355,039	28,332,719
Other intangible assets	15	1,837,787	1,881,803	1,480,943

TOTAL ASSETS		645,703,039	634,393,240	605,394,528

The accompanying Notes are an integral part of these consolidated financial statements.

Liabilities and Stockholders' Equity	Note	2017	2016	2015

Financial Liabilities Held For Trading		49,322,546	51,619,869	42,387,768

Trading derivatives	9.a	16,514,154	19,925,600	22,340,137
Short positions	9.b	32,808,392	31,694,269	20,047,631

Financial Liabilities at Amortized Cost		478,880,704	471,579,467	457,281,656
Deposits from Brazilian Central Bank and deposits from credit institutions	17	79,374,685	78,634,072	69,451,498
Customer deposits	18	276,042,141	247,445,177	243,042,872
Marketable debt securities	19	70,247,012	99,842,955	94,658,300
Subordinated debts	20	519,230	466,246	8,097,304
Debt Instruments Eligible to Compose Capital	21	8,436,901	8,311,918	9,959,037
Other financial liabilities	22	44,260,735	36,879,099	32,072,645

Hedging Derivatives	9.a	163,332	311,015	2,376,822

Provisions		13,986,916	11,776,491	11,409,677
Provisions for pensions funds and similar obligations	23	3,923,457	2,710,627	2,696,653
Provisions for judicial and administrative proceedings, commitments and other provisions	24	10,063,459	9,065,864	8,713,024

Tax Liabilities	25	8,248,019	6,094,740	5,253,125
Current		5,751,488	4,826,703	4,436,000
Deferred		2,496,531	1,268,037	817,125

Other Liabilities	26	8,013,921	8,199,099	6,850,196

Total Liabilities		558,615,438	549,580,681	525,559,244

Stockholders' Equity	29	87,425,075	85,434,855	83,531,754
Share capital		57,000,000	57,000,000	57,000,000
Reserves		28,966,451	27,881,326	24,388,967
Treasury shares		(148,440)	(514,034)	(423,953)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)	(1,017,000)
Profit for the year attributable to the Parent		8,924,064	7,334,563	9,783,740
Less: dividends and remuneration		(6,300,000)	(5,250,000)	(6,200,000)

Other Comprehensive Income		(774,368)	(1,347,800)	(4,131,532)

Stockholders' Equity Attributable to the Parent		86,650,707	84,087,055	79,400,222

Non - Controlling Interests	28	436,894	725,504	435,062

Total Stockholders' Equity		87,087,601	84,812,559	79,835,284
Total Liabilities and Stockholders' Equity		645,703,039	634,393,240	605,394,528

The accompanying Notes are an integral part of these consolidated financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT
(Thousands of Brazilian Reais - R$)

	Note	2017	2016	2015

Interest and similar income	33	71,418,349	77,146,077	69,870,200
Interest expense and similar charges	34	(36,471,860)	(46,559,584)	(38,533,089)
Net interest income		34,946,489	30,586,493	31,337,111
Income from equity instruments	35	83,120	258,545	142,881
Income from companies accounted for by the equity method	12	71,551	47,537	116,312
Fee and commission income	36	15,815,543	13,548,481	11,797,191
Fee and commission expense	37	(3,093,675)	(2,570,885)	(2,313,682)
Gains (losses) on financial assets and liabilities (net)	38	969,090	3,016,156	(20,002,859)
Financial assets held for trading		1,174,111	3,166,399	(19,936,801)
Other financial instruments at fair value through profit or loss		30,694	82,638	46,859
Financial instruments not measured at fair value through profit or loss		(122,115)	(115,202)	(120,523)
Other		(113,600)	(117,679)	7,606
Exchange differences (net)	39	605,056	4,574,814	10,084,420
Other operating expense (net)	40	(672,013)	(624,571)	(347,123)
Total Income		48,725,161	48,836,570	30,814,251
Administrative expenses		(16,120,595)	(14,920,410)	(14,515,132)
Personnel expenses	41	(8,937,278)	(8,377,265)	(7,798,792)
Other administrative expenses	42	(7,183,317)	(6,543,145)	(6,716,340)
Depreciation and amortization		(1,662,247)	(1,482,639)	(1,490,017)
Tangible assets	13	(1,190,967)	(1,154,588)	(1,029,706)
Intangible assets	15	(471,280)	(328,051)	(460,311)
Provisions (net)		(3,309,239)	(2,724,742)	(4,001,294)
Impairment losses on financial assets (net)		(12,338,300)	(13,301,445)	(13,633,989)
Loans and receivables	10.c	(12,338,141)	(13,389,834)	(13,110,319)
Other financial instruments not measured at fair value through profit or loss		(159)	88,389	(523,670)
Impairment losses on other assets (net)		(456,711)	(114,321)	(1,220,645)
Other intangible assets	15	(306,110)	(5,838)	(679,254)
Other assets		(150,601)	(108,483)	(541,391)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	43	(64,302)	3,816	780,615
Gains (losses) on non-current assets held for sale not classified as discontinued operations	44	(260,083)	87,073	50,493
Operating Profit Before Tax		14,513,684	16,383,902	(3,215,718)
Income taxes	25	(5,375,636)	(8,918,984)	13,049,544
Consolidated Profit for the Year		9,138,048	7,464,918	9,833,826
Profit attributable to the Parent		8,924,064	7,334,563	9,783,740
Profit attributable to non-controlling interests	28	213,984	130,355	50,086

Earnings Per Share (Brazilian Reais)	30

Basic earnings per 1,000 shares (Brazilian Reais)
Common shares		1,133.43	929.93	1,236.96
Preferred shares		1,246.77	1,022.92	1,360.66
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,132.44	929.03	1,235.79
Preferred shares		1,245.69	1,021.93	1,359.36
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,332,026	3,560,288	4,748,896
Preferred shares		4,592,038	3,774,275	5,034,844
Net Profit attributable - Diluted (Brazilian Reais)
Common shares		4,331,955	3,560,222	4,748,810
Preferred shares		4,592,109	3,774,341	5,034,930

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,822,057	3,828,555	3,839,159
Preferred shares		3,683,145	3,689,696	3,700,299
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,825,313	3,832,211	3,842,744
Preferred shares		3,686,401	3,693,352	3,703,884

The accompanying Notes are an integral part of these consolidated financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Thousands of Brazilian Reais - R$)

	2017	2016	2015

Consolidated Profit for the Year	9,138,048	7,464,918	9,833,826

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	1,194,335	3,725,565	(3,069,317)
Available-for-sale financial assets	1,147,384	3,311,607	(2,718,709)
Valuation adjustments - Gains / (Losses)	1,789,286	5,458,735	(4,155,414)
Amounts transferred to income statement	30,694	82,638	46,859
Income taxes	(672,596)	(2,229,766)	1,389,846
Cash flow hedges	46,951	413,958	(350,608)
Valuation adjustments	73,238	761,423	(842,073)
Amounts transferred to income statement	-	1,580	144,196
Income taxes	(26,287)	(349,045)	347,269
Net investment hedge	-	634,207	(791,228)
Net investment hedge	-	1,209,338	(1,460,720)
Income taxes	-	(575,131)	669,492
Translation adjustments investment abroad	-	(634,207)	791,228
Exchange on investments Abroad	-	(634,207)	791,228

Other Comprehensive Income that will not be Reclassified to net Income:	(620,903)	(941,833)	739,706
Defined benefits plan	(620,903)	(941,833)	739,706
Defined benefits plan	(992,156)	(1,568,122)	1,186,862
Income taxes	371,253	626,289	(447,156)

Total Comprehensive Income	9,711,480	10,248,650	7,504,215

Attributable to the parent	9,497,496	10,118,295	7,454,129
Attributable to non-controlling interests	213,984	130,355	50,086
Total Comprehensive Income	9,711,480	10,248,650	7,504,215

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Thousands of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders' Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Available-for-sale Financial Assets	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balances at December 31, 2014		56,806,384	20,594,135	(445,501)	(950,000)	5,630,023	(1,530,000)	80,105,041	73,292	(1,881,350)	702,349	(696,212)	78,303,120	380,173	78,683,293

Total comprehensive income		-	-	-	-	9,783,740	-	9,783,740	(2,718,709)	739,706	791,228	(1,141,836)	7,454,129	50,086	7,504,215
Appropriation of net profit for the year		-	5,630,023	-	-	(5,630,023)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(1,530,000)	-	-	-	(4,670,000)	(6,200,000)	-	-	-	-	(6,200,000)	-	(6,200,000)
Share based compensation	41.b	-	160,916	-	-	-	-	160,916	-	-	-	-	160,916	-	160,916
Treasury shares	29.d	-	-	(246,975)	-	-	-	(246,975)	-	-	-	-	(246,975)	-	(246,975)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Results of treasury shares	29.d	-	(3,918)	-	-	-	-	(3,918)	-	-	-	-	(3,918)	-	(3,918)
Option for Acquisition of Equity Instrument		-	-	-	(67,000)	-	-	(67,000)	-	-	-	-	(67,000)	(240,000)	(307,000)
Cancellation of Shares		-	(268,573)	268,573	-	-	-	-	-	-	-	-	-	-	-
Other	29.a	193,616	(193,616)	-	-	-	-	-	-	-	-	-	-	244,803	244,803
Balances at December 31, 2015		57,000,000	24,388,967	(423,953)	(1,017,000)	9,783,740	(6,200,000)	83,531,754	(2,645,417)	(1,141,644)	1,493,577	(1,838,048)	79,400,222	435,062	79,835,284

Total comprehensive income		-	-	-	-	7,334,563	-	7,334,563	3,311,607	(941,833)	(634,207)	1,048,165	10,118,295	130,355	10,248,650
Appropriation of net profit for the year		-	9,783,740	-	-	(9,783,740)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(6,200,000)	-	-	-	950,000	(5,250,000)	-	-	-	-	(5,250,000)	-	(5,250,000)
Share based compensation	41.b	-	(35,463)	-	-	-	-	(35,463)	-	-	-	-	(35,463)	-	(35,463)
Treasury shares	29.d	-	-	(90,031)	-	-	-	(90,031)	-	-	-	-	(90,031)	-	(90,031)
Capital restructuring		-	-	(50)	-	-	-	(50)	-	-	-	-	(50)	-	(50)
Treasury shares income	29.d	-	(11,574)	-	-	-	-	(11,574)	-	-	-	-	(11,574)	-	(11,574)
Other		-	(44,344)	-	-	-	-	(44,344)	-	-	-	-	(44,344)	160,087	115,743
Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	8,924,064	-	8,924,064	1,147,384	(620,903)	-	46,951	9,497,496	213,984	9,711,480
Appropriation of net profit for the year		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	29.b	-	(5,250,000)	-	-	-	(1,050,000)	(6,300,000)	-	-	-	-	(6,300,000)	-	(6,300,000)
Share based compensation		-	37,161	-	-	-	-	37,161	-	-	-	-	37,161	-	37,161
Treasury shares	29.d	-	(744,419)	365,643	-	-	-	(378,776)	-	-	-	-	(378,776)	-	(378,776)
Capital restructuring	29.d	-	-	(49)	-	-	-	(49)	-	-	-	-	(49)	-	(49)
Treasury shares income	29.d	-	(2,498)	-	-	-	-	(2,498)	-	-	-	-	(2,498)	-	(2,498)
Other		-	(289,682)	-	-	-	-	(289,682)	-	-	-	-	(289,682)	(502,594)	(792,276)
Balances at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Brazilian Reais - R$)

	Note	2017	2016	2015
1. Cash Flows From Operating Activities
Consolidated profit for the year		9,138,048	7,464,918	9,833,826
Adjustments to profit		17,015,113	20,143,702	(8,904,694)
Depreciation of tangible assets	13	1,190,967	1,154,588	1,029,706
Amortization of intangible assets	15	471,280	328,051	460,311
Impairment losses on other assets (net)		456,711	114,321	1,220,645
Provisions and Impairment losses on financial assets (net)		15,647,539	16,026,187	17,635,283
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	43&44	324,385	(90,889)	(831,108)
Share of results of entities accounted for using the equity method	12	(71,551)	(47,537)	(116,312)
Changes in deferred tax assets and liabilities	25.d	(406,395)	5,343,885	(9,417,913)
Monetary Adjustment of Escrow Deposits		(637,124)	(749,040)	(650,314)
Recoverable Taxes		(210,834)	(215,228)	(985,776)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-	2,289,849	(2,106,652)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		33,691	(3,924,662)	(7,349,318)
Others (1)		216,444	(85,823)	(7,793,246)
Net (increase) decrease in operating assets		(16,745,263)	(59,866,978)	(65,884,338)
Balance with the Brazilian Central Bank		10,535,759	(24,156,755)	(35,884,381)
Financial assets held for trading		32,410,414	(33,996,130)	5,997,510
Other financial assets at fair value through profit or loss		18,988	457,419	(1,607,210)
Available-for-sale financial assets		(27,214,188)	9,976,210	(16,217,109)
Loans and receivables		(35,295,311)	(5,473,968)	(34,360,873)
Held to maturity investments		(26,266)	(449,792)	2,563,141
Other assets		2,825,341	(6,223,962)	13,624,584
Net increase (decrease) in operating liabilities		44,163,382	43,247,080	70,151,518
Financial liabilities held for trading		(2,297,323)	9,232,101	22,817,977
Financial liabilities at amortized cost		43,702,283	32,696,894	46,967,102
Other liabilities		2,758,422	1,318,085	366,439
Paid taxes	25.a	(3,280,230)	(4,240,115)	(1,170,020)
Total net cash flows from operating activities (1)		50,291,050	6,748,607	4,026,292

2. Cash Flows From Investing Activities
Investments		(2,197,918)	(1,945,372)	(2,135,943)
Capital increase in Investments in associates and Joint Ventures	12	(34,154)	(3,105)	-
Acquisition of subsidiary, less net cash in the acquisition		(275,091)	(392,998)	59
Tangible assets	13.a	(1,106,406)	(873,140)	(1,070,288)
Intangible assets		(738,554)	(670,576)	(710,176)
Non - current assets held for sale	11	(43,713)	(10,462)	(355,538)
Change in the scope of consolidation	4	-	4,909	-
Disposal		744,913	677,088	1,375,108
Net cash received from disposal of subsidiaries		-	-	857,830
Capital reduction of investee in joint control	12.b	-	76,860	-
Tangible assets	13&43	37,467	42,226	55,220
Non - current assets held for sale	11&43	434,553	208,232	317,321
Dividends and interest on capital received		272,893	349,770	144,737
Total net cash flows from investing activities (2)		(1,453,005)	(1,268,284)	(760,835)

3. Cash Flows From Financing Activities
Own shares Acquisition	29.d	(378,776)	(90,031)	(247,025)
Issuance of other long-term financial liabilities	19	59,663,420	50,313,469	72,936,057
Dividends paid and interest on capital		(5,652,081)	(3,210,762)	(3,992,956)
Payments of subordinated liabilities	20	-	(8,362,652)	(216,075)
Payments of other long-term financial liabilities	19	(97,009,957)	(56,164,769)	(63,516,234)
Payment of Debt Instruments Eligible to Compose Capital	21	(623,146)	(701,671)	(609,035)
Increase/ Decrease in non-controlling interests	28	(296,184)	23,909	4,803
Total net cash flows from financing activities (3)		(44,296,724)	(18,192,507)	4,359,535
Exchange variation on Cash and Cash Equivalents (4)		-	(2,289,849)	2,106,652
Net Increase in Cash (1+2+3+4)		4,541,321	(15,002,033)	9,731,644
Cash and cash equivalents at beginning of year		18,129,581	33,131,614	23,399,970
Cash and cash equivalents at end of year		22,670,902	18,129,581	33,131,614

Cash and cash equivalents components
Cash	5	5,242,869	4,445,940	7,141,137
Loans and other	6	17,428,033	13,683,641	25,990,477
Total of cash and cash equivalents		22,670,902	18,129,581	33,131,614

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	11	524,497	834,903	293,440
Dividends and interest on capital declared but not paid	29.b	4,455,000	4,750,000	3,000,000
Supplemental information
Interest received		73,094,248	75,818,511	70,566,274
Interest paid		37,948,828	46,051,070	37,912,698
(1) 2015 includes mainly the effect noted in footnote 25.a.
The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
(Thousand of Brazilian Reais - R$ - unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) under the authority of the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, shares club management, securities and insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

The consolidated financial statements for the year ended on December 31, 2017, were authorized to be issued by the Board of directors at the meeting held on February 15, 2018.

b) Basis of presentation of the consolidated financial statements

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee - IFRIC). All the relevant information specific to Banco Santander's financial statements, and only these, are being evidenced, and correspond to those used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations

The Bank adopt the rules and interpretations that came into force since january 1, 2017. The following rules and interpretations are applicable to the Bank and did not have relevant effect over the financial statement:

• Annual Improvements of IFRS

2015-2017 cycle (Public Consultation) - Subjects under discussion related to: IAS 12 - Income Taxes, IAS 23 - Borrowing Costs and IFRS 9 - Financial Instruments and IAS 28 -  Investments in Associates and Joint Ventures.

IAS 12 - Income Taxes - The subject under discussion is related to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, i.e. whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

Standards and Interpretations that became effective after December 31, 2017

At the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively came into force after December 31, 2017 had not yet been adopted by the Bank:

IFRS 9 - Financial Instruments, issued in July 2014 by the International Accounting Standards Board (IASB) in order to replace IAS39 – Financial instruments, establishing the requirements for the recognition and measurement of financial instruments to be applied as from January 2018. The update establishes changes to the IFRS 9 - Financial Instruments: Disclosure, requiring additional disclosure due to such changes.

1. Model proposed by IFRS 9

The main aspects of the new standard are as follows:

1.a) Classification of financial instruments

The criteria for the financial assets classification will depend both on the business management model and the features of the contractual cash flows, aiming to identify specifically if these meet the SPPI criteria. Based on the aforementioned, the financial asset will be classified into: i) amortized cost, ii) fair value with changes in income statement, or iii) fair value with changes in equity. IFRS 9 also establishes other option of designating an instrument in fair value with changes in income statement under certain conditions.

The main activity of Banco Santander is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The Bank has made an analysis of its portfolios in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9 and identify existing business models.

Based on the performed analysis, the Bank does not expect significant changes in the composition of the portfolios, due the fact that there will be no significant changes with respect to the classification under pre-existing regulation:

• Financial assets classified as Loans and Advances and Held-to-Maturity under IAS 39 are generally intended to be classified as amortized cost.

• Available for sale debt instruments will generally continue to be classified into fair value with changes in other comprehensive income, unless cash flows features imply its classification into other portfolio.

• Available for sale equity instruments will be classified as fair value and, depending on the nature of the investment, their variations will be recorded in the income statement or in other comprehensive income (irrevocably).

• Financial instruments currently classified as fair value through profit and loss will generally continue to be classified in this category.

With regard to financial liabilities, the classification remains essentially unchanged relative to the current standard.

Based on the adopted models, the Bank estimated a non material impact in its equity arising from the IFRS 9 adoption, related to the application of the new financial assets classification requirements. This amount will be booked when the standard becomes fully applied, on January 1, 2018, registering the counterparties in each financial asset heading.

1.b) Credit risk impairment model

The IFRS 9 introduces a new impairment model to be applied to financial assets which requires the expected credit loss (ECL) recognition instead of incurred loss, according to the current rule.

Under the current standard, the incurred losses are calculated based on reasonable and substantiated information about past events and current conditions. According to the IFRS 9 the expectation of future events and economic conditions must also be considered.

The Bank does not recognize interest from the moment Management understands that the recognition of this revenue is not probable, due to the significant uncertainty of future receipt. Banco Santander estimated that this unrecognized balance is not significant.

Scope of application

The IFRS 9 financial assets impairment model has the application scope bigger than the incurred loss model, currently used, being applied on the Financial Assets classified into "amortized cost" and on the debt instruments classified into "fair value through OCI" as well as the consideration of lease, risks and contingent commitments.

Classification of financial instruments by phases

The financial instruments portfolio for impairment purposes will be divided into three categories, based on the phase of each instrument with regard to its credit risk:

- Stage 1: a financial instrument is in phase 1 when there has been no significant increase in its risk since it was initially registered. The impairment over the financial instrument represents the expected loss resulting from possible defaults within the period of 12 months following the reporting date.

- Stage 2: if there has been a significant increase in risk since the date in which the instrument was initially registered, but the impairment has not actually materialized, then the financial instrument will be included in this stage. In this case, the provision for expected loss reflects the estimated loss throughout the residual lifetime of the financial instrument. In order to assess the significant increase in credit risk, shall be used quantitative indicators used in the ordinary credit risk management and other qualitative variables such as the indication that the operation is not impaired if it is considered refinanced or if the operation is included as special agreement.

 - Stage 3: a financial instrument is included in this phase when it is considered to be effectively impaired. In this case, the provision for losses will be the expected credit risk losses throughout the residual lifetime of the financial instrument.

Impairment estimation methodology

Expected loss is measured using the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate assumptions over the modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. It reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collaterals, which are considered as credit risk mitigating factor associated with each credit financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset which its purpose is to equalize the net present value of the financial instrument and the carrying value. When calculating the discount rate, expected losses for default when estimating future cash flows are not generally taken into consideration, except in cases in which the asset is considered to be impaired, in which case the interest rate applied will take into consideration such losses and it will be known as the effective interest rate adjusted for credit risk.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Use of present, past and future information

Apart from using present and past information, the Bank currently uses forward-looking information in internal management and regulatory processes, considering several factors, resulting in three scenarios such as: basis, pessimist and optimist. In this sense, the Bank will re-use its experience in the management of such information and maintain consistency with the information used in the other processes.

Based on the adopted models, the Bank estimated an impact of R$1.5 billion in its equity net of tax effects arising from the IFRS 9 adoption, related to financial assets impairment. This amount will be booked when this rule becomes fully applied, on January 1, 2018, registering the counterparty in the heading "Allowance for Credit Losses" related to the expected losses for financial assets classified at "amortized cost", for debt instruments classified at "fair value with changes in other comprehensive instruments", as well as the lease consideration. For the other risks and contingent committments the register will be in the heading "provisions".

1.c) Accounting of hedges

IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements and to bring hedge accounting in line with risk management, allowing a greater variety of derivative financial instruments which can be considered to be hedging instruments.

The Bank decided to keep its Hedge Accounting coverage aligned with IAS 39 requirements, considering that IFRS 9 exempts the application of the new Hedge Accounting concepts while IASB has not determined the new accounting treatment and concepts for Macro Hedge yet.

2. IFRS 9 implementation strategy

The Santander Spain Group together with its subsidiaries has established a global work stream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Bank units, and, at the same time, it can be adapted to each unit’s individual features.

Accordingly, the Bank is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

At December 31, 2017, the aforementioned requirements must be applied retrospectively adjusting the opening balance of January 1, 2018, and it is not necessary to re-issue the comparative Financial Statements.

The project’s main phases and milestones

The main milestones achieved include:

- the definition and implementation of the functional requirements and the design of an operation model adapted to the IFRS 9 demands;

- the need identification of the technological environment and the necessary adjustments to the existing controls frame.

- The implementation of models and other requirements to the provisions calculation.

• IFRS 15 - Revenue from Customers Contracts : The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered. An entity recognizes revenues according to this basic principle through the following steps:

Step 1: To identify the contract(s) with a client – a contract is the agreement between two or more parties which creates feasible rights and obligations. The IFRS 15’s requirements are applied to every contract signed with a client and which is according to specific criteria.

Step 2: To identify the performance obligations in the contract – a contract includes promises of products transfer or services to a client. If theses products or services are different, the promises become performance obligations and they are registered separately.

Step 3: To determine the transaction price -  the transaction price is the value of the contract´s consideration which an entity expects to receive in return of the products transfer or services rendered to a client.

Step 4: To allocate the transaction price  into the performance obligation of the contract – an entity normally allocates the transaction price into each performance obligation based on the individual sales price related to each good or service promised in contract.

Step 5: To recognize the revenue when (or as) the entity meets a performance obligation – an entity recognizes revenues when (or as) it meets an performance obligation due to the good transferred or service rendered to a client. The amount of revenue recognized is the value allocate to the performance obligation met.

After the analysis on the commissions/fees applied by the Banco Santander versus the new IFRS 15 concepts, it was possible to conclude that there will not be significant impact on the revenues current recognized.

• IFRS 16 – Leasing contracts – Issued in January 2016 with the mandatory enforcement date since January 1st, 2019. This rule contains a new approach for the leasing contracts, which requires from the lessee the assets and liabilities recognition based on the rights and obligations created by the contract. That way, first the entity shall evaluate whether the contract is or contain a leasing characteristics. The contract is or contain leasing characteristics, if it transmits the right to control the identified asset use in a defined period in return of a consideration.

Effective from January-2019, the Banks still in the process of analyzing this new rule, looking carefully the new concept of leasing, specially acting as tenant. Acting as lessee, the Bank does not expect great changes.

• IFRS 17 – In May 2017, IASB issues this rule for insurance contracts which its goal is to replace IFRS 4. The enforcement date of IFRS 17 is on January 1st, 2021. The rule´s purpose is to improve the disclosure on the financial statement being one of the main changes the profit recognition during the time that the insurance services are being rendered, evaluating the insurance company´s performance during time.

The possible impacts due to the changes applied since 2018 are under Bank´s analysis, which shall be concluded until the date of enforcement of the rule.

c.2) Estimates used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement methods used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.2.1) Critical estimates

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure notes, are described below:

i. Allowance for loan losses

The carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts of "Impairment Losses on Financial Assets (Net) - Loans and Receivables" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decrease and it can be related objectively to an event of recovery.

To determine the balance of “Provision for Impairment Losses”, Banco Santander first assesses whether there is objective evidence of impairment loss individually for financial assets that are significant, and individually or collectively for financial assets that are not significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

For further details see Note 2.i.

ii. Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

The current income tax expense is calculated by sum of the Current Tax, Social Contribution, Pis and Cofins resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is carried out or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that they are considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each financial statement date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the assessment performed. Under the current regulation, the expected tax credits carrying out is based on the Bank's projections of future results and based on technical study.

For more details see note 2.aa

iii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price and those that are not measured at fair value through income statement are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into consideration management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

Notes 2.e & 48.c8 present the sensitivity analysis and accounting policies for Financial Instruments, respectively.

iv. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by specialized company, at the end of each year to be effective for the subsequent period and the effects of such study are recognized in the headings of the income statement "Interest expense and similar Charges" and "Provisions (net)", during the current period.

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

Notes 2.x & 23.iii present the accounting policies for Post-employment benefits and sensitivity analysis, respectively.

v. Provisions, contingent assets and liabilities

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

For more details see note 2.r

vi. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, if there is any indication of impairment.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, it is estimated the cash flow for a period of 5 years. The cash flow was prepared considering  several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial market, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by independent research company or whenever there is evidence of impairment, which is reviewed  and approved by the Executive Board.

For additional details see note 14.

c.3) Capital management

Capital management considers the regulatory and economic information. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieve the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, assets disposal, raising capital through issue of shares, subordinated debts and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Bank.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on financial projections (statement of financial position, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and method of measurement

The accounting policies and method of measurement applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The financial statements are presented in Brazilian Reais, the functional and reporting currency of Banco Santander and its subsidiaries, including its subsidiary and non-foreign subsidiary.

The assets and liabilities and foreign subsidiary are converted to Real as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheets date.
- Revenues and expenses are translated at the monthly average exchange rates.
- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has control. Control is based on whether the Bank has: i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns, as set forth in the law, the Bylaws or agreement.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control of the subsidiary. Specifically, income and expense of a subsidiary acquired or disposed during the year are included in the consolidated income statement  and other comprehensive income from the date the Bank gains controls until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of Other Comprehensive Income are attributed to the owners of the Bank and to the non-controlling interests even if the effect is attributed to non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interest even if this generates a negative balance for non-controlling interests. All transactions, balances, income and expenses between the companies of the Santander Group are eliminated in the consolidated financial statements.

Changes in the Santander Group’s interest in a subsidiary that do not result in loss of control are registered as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

ii. Interests in joint ventures (jointly controlled entities) and associates

Joint ventures mean interests in entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the ventures.

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are registered using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into consideration the dividends received from capital reductions and other related transactions. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies registered under the equity method by the Bank is provided in note 12.

iii. Business combinations, acquisitions and disposals

A business combination is the combination of two or more separate entities or economic units into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

Business combinations are carried out so that the Bank obtains control over an entity and are recognized for accounting purposes as follow:

• The Bank measures the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated financial statement.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 14). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The notes 3 and 4 includes a description of the most significant transaction carried out in 2017, 2016 and 2015.

iv. Investment Funds

These include investment funds in which the Santander Group companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund, in accordance with IFRS 10 - Consolidated Financial Statements and are therefore, consolidated in these financial statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or financial interest of another entity.

“Equity instrument” is any agreement that evidences a residual interest in the asset of the issuing entity after deducting all of its liabilities.

“Financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is zero or very small compared with other financial instruments with a similar response to changes in market factors, and which is settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect to make part of the cash flow of the hybrid contract vary similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&12).

• Rights and obligations under employee benefit plans (note 23).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss:  this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measurement, manage and control of all risks and returns that enables all the financial instruments involved to be identified and monitored and allows the effective reduction of risk checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of cumulative losses for non-recovery, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheets at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following headings in the consolidated financial statements:

• Cash and balances with the Bacen: cash balances and balances receivable on demand relating to deposits with Bacen and credit institutions.

• Loans and receivables:  includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items.

• Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

• Loans and advances to clients: includes debit balances of all the remaining credit and loans granted by the Bank, including money market operations through centralized counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments:  Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss):  this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other financial liabilities at fair value through profit or loss:  financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

• Financial liabilities at amortized cost:  financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated financial statements:

• Deposits from Bacen: deposits of any nature received from Bacen.

• Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

• Client deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from client.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities:  includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

• Hedging derivatives: includes the fair value of the Bank's liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be registered as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 21.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction of estimated costs of transaction that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have as equity instruments subject and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheets at fair value from the trade date. If the fair value is positive, they are recognized as assets and if the fair value is negative, they are recognized as liabilities. The changes in the fair value of derivatives from the trade date are recognized in “Gains (losses) on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) between the difference of the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements and securities loans and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate - and those arising for other reasons, which are recognized at their net amount in the heading “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

iv. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to clients who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity in the heading "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

f) Settlement of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties-unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers or retains substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting Agreements and Obligations Settlement (CMN Resolution 3.263/2005) - The Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2017, 2016 and 2015:

Thousand of reais			2017
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	17,262,888	-	17,262,888
Repurchase agreements	34,505,671	-	34,505,671

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	16,677,486	-	16,677,486
Repurchase agreements	97,421,579	-	97,421,579

Thousand of reais			2016
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	24,702,973	-	24,702,973
Repurchase agreements	47,528,393	-	47,528,393

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	20,236,615	-	20,236,615
Repurchase agreements	129,817,727	-	129,817,727

Thousand of reais			2015
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	26,250,362	-	26,250,362
Repurchase agreements	31,987,323	-	31,987,323

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	24,716,959	-	24,716,959
Repurchase agreements	115,003,783	-	115,003,783

On December 31, 2017, 2016 and 2015, the Bank has no financial instruments that meet the conditions for recognition on a net basis.

h) Regular way of financial assets purchases

Regular way of financial assets purchases are recognized on trade date. The assets are settled when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

i) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• In the case of equity instruments, mean that their carrying amount may not be fully recovered.

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

As a general rule, the adjustment of the value of the impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded in income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, in the examination and to document debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduction of the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Clients with individual management: Wholesale clients, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support the decision-making based in internal risk assessment.

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans. Loans are either individually or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

The Bank first assesses whether objective evidence of impairment loss individually for financial assets are individually significant, and individually or collectively for financial assets are not individually significant.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower, such as his economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower default in the coming year. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• Loss identification period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in equity under "Other Comprehensive Income."

When there is objective evidence that the aforementioned differences are due to a prolonged decline in fair value, they are no longer recognized in equity and are reclassified, at the cumulative amount at that date, to the consolidated income statement. Losses from a prolonged decline in fair value relating to an investment in equity instruments are not reversed in subsequent periods.

j) Repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated financial statements as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with Bacen, Loans and advances to credit institutions or Loans and advances to clients (Deposits from Bacen, Deposits from credit institutions or Client deposits).

Differences between the purchase and sale prices are recognized as interest over the deadline of the contract.

k) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated financial statements.

The finance income arising from these contracts is credited in the heading “Interest and similar income” in the consolidated income statement in order to achieve a constant rate of return over the deadline of the lease.

l) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at 2017, 2016 and 2015 year-end is provided in note 45-d.

n) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of a recovery of a tangible asset value, the Bank recognizes the reversal of the impairment loss amount recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the asset. Under no circumstance, a reversal of impairment loss of an asset will increase its carrying amount higher than the amount that it would have had no impairment loss been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

o) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software development. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition and/or merger of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination ".

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to their carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that comprise them based on their respective fair values at the date of purchase.

In the case of a business combination made in stages, prior interest in the acquired is measured again at fair value at the acquisition date when control of the acquired is obtained.

ii. Other intangible assets

Other intangible assets are non-monetary assets without physical substance. Generally arising from software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is any indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. After identifying any reduction in impairment loss, it is adjusted to reach its fair value.

Measurement of the recoverable amount of other intangible assets - software is made based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

p) Other assets

Other Assets include the balances of all prepayments and accrued income (excluding accrued interest), acquired client list, the net amount of the difference between pension plan obligations and the fair value of the plan assets with a balance on the entity’s behalf, when this net amount shall be disclosed in the consolidated financial statements, and the amount of any other assets not included in other items.

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analyses that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator and based on management’s future expectations. In the later case, the anticipated future investment yield is set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each financial statement date an assessment is made in order to verify whether the Mathematical provisions are adequate.

In the years ended December 31, 2017, 2016 and 2015, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAT).

In  December 31, 2017, the LAT indicated the need for the additional constitution of technical provisions amounted to R$130,307 (12/31/2016 - R$85,395 and 12/31/2015 - R$57,523) for Indemnity Funds for Benefit (FGB) plans.

r) Provision for contingent assets and liabilities

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, lawsuits and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each financial statement date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the lawsuits and administrative proceedings are recorded when their risk of loss is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those lawsuits for which the risk of loss is possible, are not recorded and the information is disclosed in the financial statements (Note 24.h.) and for the lawsuits for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable lawsuits decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements, to file a rescission lawsuit within a period determined by current legislation. Rescission lawsuits are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

s) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the fair value of services rendered and the corresponding liability incurred, based on the fair value of the share appreciation rights at the grant date and until the liability is settled. The Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognizes the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.

u) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 36). The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in the income statement over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

v) Guarantees

v.1) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the commission of the financial guarantees as liability in the consolidated financial statements at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over their term.

Financial guarantees, regardless of the guarantor, type of instrument or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 24).

If a specific provision is required for financial guarantees, the related unearned commissions are recognized in the heading “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated financial statements are reclassified to the appropriate provision.

v.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander controls the credit risk using the collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies.

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees through technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 45-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

x) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) healthcare in case of retirement, permanent disability or death for those employees, and their direct beneficiaries.

Defined contribution plans

Defined contribution plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made are recognized in the heading "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 23. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the corridor approach in the accounting for the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

In addition, there is full recognition in liabilities heading of actuarial losses (actuarial deficit) not recognized previously when they occur, which its counterparty is a heading in the stockholders’ equity (Other Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value without any deduction from the plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan assets in the financial statements when they meet the following characteristics: (i) the fund assets are sufficient to meet all employee benefit plan or the sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses correspond to changes in the present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the headings "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

y) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees considered as those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 23).

z) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

aa) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 20% for financial institutions (15% up to August 2015) and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate for financial institutions, legal persons of private insurance and capitalization was increased from 15% to 20% for the fiscal period between September 1, 2015 and December 31, 2018, pursuant to Law 13,169/2015 (a result of the conversion into law of Provisional Measure 675/2015).

The expense for corporate income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Tax assets classified as "Current" are amounts of tax to be recovered within the next twelve months.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carry forwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Due to the change in social contribution tax rate, the group companies made the remeasurement of tax credit assets and deferred liabilities at the rates applicable to the period in which estimates the realization of assets and settlement of liabilities.

Income and expenses recognized directly in stockholders equity are accounted as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each financial statements date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical study, as shown in Note 25.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

ab) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value and original maturity of three months or less.

• Operating activities: the primary revenue-generating activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

Bank's Management began segregating the "Effects of Exchange Rates on Assets and Liabilities". Consequently, the corresponding figures of the Cash Flow Statements were reclassified for the years ended December 31, 2016 and 2015 with the objective of better presentation of this accounting item.

3. Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 12.

Directly and Indirectly controlled by Banco Santander (Brasil) S.A.			Participation %
	Activity	Direct	Direct and Indirect
Banco Bandepe S.A.	Bank	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (Atual Securitizadora) (13)	Securitization	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (Previously named as Santander Participações S.A.) (3)(5) (7)(9)(10)(11) (20) (21)(22)	Other Activities	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%	100.00%
Santander Brasil EFC	Financial	100.00%	100.00%
Santander Holding Imobiliária S.A. (Current Corporate Name of da Webcasas S.A.) (2) (17)	Holding	100.00%	100.00%

Controlled by Atual Securitizadora (13) (18)
Ipanema Empreendimentos e Participações (18)	Credit Management and Recovery Management	-	70.00%

Controlled by Ipanema Empreendimentos e Participações (18)
Gestora de Investimentos Ipanema (18)	Resource Manager	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (12)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A.	Savings and annuities	-	100.00%
Evidence Previdência S.A.	Social Securities	-	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (1) (19)	Payment Institution	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)(14)	Bank	-	60.00%
Banco PSA Finance Brasil S.A.	Bank	-	50.00%

Controlled by Olé Consignado (14)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	-	100.00%
Olé Tecnologia Ltda. ((Current Corporate Name of Bonsucesso Tecnologia Ltda.) (4)	Other Activities	-	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil))	Leasing	-	100.00%

Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Direct and Indirect
Santander FIC FI Contract I Referenciado DI	Investment Fund		(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund		(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund		(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund		(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund		(a)
Santander Paraty QIF PLC (6)	Investment Fund		(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (6)	Investment Fund		(a)
BRL V - Fundo de Investimento Imobiliário-FII (8)	Real Estate Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (15)	Investment Fund		(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL V) (16)	Investment Fund		(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In May, 2017, it was approved by Bacen the authorization process for the Company operates as a payment institution.
(2) Through the Private Stock Purchase and Sale Agreement held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value.

(3) On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% (one hundred percent) of the shares issued by BW Guirapá I SA (respectively the Agreement and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). Subject to confirmation of certain assumptions, the acquisition price for all the shares held by Santander Corretora de Seguros will be up to R$414 million, and there may be an additional payment of up to R$35 million if future targets have been met stipulated in the Contract. The closing of the Transaction remains conditioned, among other conditions, to: (i) approval of the Operation at the Extraordinary General Meeting of Ferbasa, in accordance with its corporate governance; (ii) obtaining the necessary approvals from the competent authorities; and (iii) maintenance of the ordinary course of business of BW Guirapá SA Considering the current stage of the operation and the expectation of its successful completion, this investment was written off against a credit in the asset, consequently the assets and liabilities of BW Guirapa and subsidiaries are no longer consolidated in the consolidated balance sheet, and the profit or loss is recorded in the income statement until November 30, 2017 (Note 11).

(4) According to the contractual change on June 13, 2017, the shareholders agreed to change company´s name from Bonsucesso Tecnologia Ltda. to Olé Tecnologia Ltda.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6) At the ESM held on September 29, 2017, Santander Corretora de Seguros' shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017, of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017.

(7) The Banco Santander figured as lender of certain delayed debts (loans) which had real state as guaratees. The process of credit recovery consists in converte into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(8) At the Extraordinary General Meeting (EGM) held on May 8, 2017, it was approved the change of company name from Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. At the same EGM, it was approved the company´s purpose change.

(9) At the ESM held on August 31, 2017, a capital increase of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito, based on its book value at the date - based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, transferring the capital stock from the current R$1,700,000 to R$1,717,652, through the issuance of a total of 51,776 (fifty-one thousand, seven hundred and seventy-six) registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, on the base date of June 30, 2017.

(10) On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

(11) On March 9, 2017, under a contractual amendment, they resolved by mutual agreement to increase Integry Tecnologia's capital stock in the amount of R$75,000, from the current R$1,276 to R$76,276, through the distribution of 75.000.000 (seventy and five million) of new quotas with a par value of R$1.00 each.

(12) At the ESM held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

(13) At the ESM held on December 19, 2017, it was approved the increase of the Olé Conignado´s share capital in the amount of R$120.000, increasing it from R$400.000 to R$520.000, through the issuance of 58.071.890 (fifty eight million, seventy one thousand, eight hundred ninety) new ordinary shares without par value. The share capital increase approved by the shareholders is still pending from Bacen´s approval.

(14) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(15) This fund was consolidated in October 2017 and is indirectly controlled by Atual Securitizadora.
(16) Investment acquired in October 2017.

(17) At the ESM held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(18) On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

(19) On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded.

(20) On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations

a) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, the Bank signed agreements with HDI Seguros S.A. (HDI), in order to form a partnership for the issuance, offering and commercialization of car insurance 100% digital, through the creation of a new insurance company – the Santander Auto, which is controlled 50% by Sancap, entity fully controlled by Banco Santander, and 50% by HDI. The conclusion of this operation is subjected to the compliance with determined conditions including relevant regulatory authorizations.

b) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion (approximately R$ 3.2 billion) and the purpose of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that it allows an increase of the ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

c) Market Agreement for indirect purchase of share on equity capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros, a company wholly-owned by Banco Santander (Brasil) S.A., signed a purchase and sale agreement to acquire the equity portion corresponding to 70% of the shares representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda., Gestora de Investimentos Ipanema Ltda. and Fundo Investimento Ipanema NPL V. The transaction was approved by Bacen on September 19, 2017 and, after fulfillment of other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Incorporation of the Gestora de Inteligência de Crédito – Partnership between Banco Santander and others banks in the Brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brasil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% held by Aymoré CFI, 25% held by Hyundai Capital and 25% held by Hyundai Motor Brasil. Such partnership implementation shall be subject to the applicable regulatory approvals. In september 19, 2017, it was published on the Federal Official Diary the presidential decree recognizing the brazilian government interest on the foreign participation in the national financial institution to be incorporated by Santander and Hyundai.

4. Change in the scope of consolidation

a) Sale of Santander Securities Services Brasil DTVM S.A.

On August 31, 2015 the sales transaction of the qualified custody business, with the sale of all shares issued by Santander Securities Services Brazil Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Securities Services Brasil Participações S.A., indirectly controlled by Banco Santander Spain was concluded at the amount of R$859 million, according to what was informed to the market on June 19, 2014.

The transaction generated a gain of R$750,550 before taxes, recorded in the heading Result on disposal of assets not classified as non-current assets held for sale (Note 43).

The operation fits into the context of a global strategic partnership between Banco Santander Spain and a group led by Warburg Pincus LLC in qualified custody activity in Spain, Brazil and Mexico.

b) Investment in Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super Pagamentos”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its decision to make the call related to the call option for the acquisition of such shares, for the value of approximately R$113 million. The transaction was concluded on March 10, 2016.

Due to the event above, Aymoré, as the parent company, purchased the remaining equity instruments of Super entity and should, therefore, consider the paid value of goodwill for expected future profitability as a reduction of shareholders' equity, since, according to the IFRS 10 this transaction is characterized as transactions between partners. For the same reason, the amount paid for the equity value of the interest participation acquired from non-controlling shareholder is a movement among Stockholders' Equity accounts.

c) Agreement on the Acquisition of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture Company

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance (Banque PSA) and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the creation of a financial cooperation with Banque PSA to offer a range of financial and insurance products to clients and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. which is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, of 100% of Santander Finance Arrendamento Mercantil S.A (Current Company Name of  PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity (equal to the book value) on the closing date, and also the purchase of 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these companies from August 1, 2016.

d) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (current Olé Consignado)

On February 10, 2015, with the approval of BACEN, the transaction was completed and Banco Santander, through Aymoré CFI, became the controlling shareholder of Olé Consignado, with 60% of the total and voting share capital through an investment of R$460 million. Olé Consignado kept the remaining portion of the share capital (40%).

In December 2015, it has completed the study of the allocation of the purchase price (Purchase Price Allocation - PPA) on the acquisition of Bonsucesso by Aymoré, based on acquisition date as below:

		Book value	Fair value
Financial assets - available-for-sale		121,468	121,468
Loans and Receivables		508,147	508,147
Others Assets		374,151	374,151
Intangible Assets (1)		-	62,000
Total assets		1,003,766	1,065,766
Financial liabilities		466,162	466,162
Others liabilities		397,604	397,604
Total liabilities		863,766	863,766
Capital increase by Aymore CFI		460,000	460,000
Total of net assets acquired		600,000	662,000
Non-controlling interest (2)			264,800
Total consideration transferred by Aymore to acquire control			460,000
Goodwill (3)			62,800
(1) Intangible assets identified relate to brand and client relationship with estimated useful life of 10 years and 4 years, respectively.
(2) The amount of non-controlling interests were measured at R$240 million as the proportional value of the net assets of the investee.
(3) Goodwill will be tax deductible under current legislation.

Olé Consignado has become the exclusive vehicle of Banco Bonsucesso and its affiliates for the payroll credit supply in Brazil and should consolidate existing payroll loans portfolio in Banco Santander and Banco Bonsucesso, in accordance with the terms of the agreement. Banco Santander will continue to originate payroll loans through their own channels independently.

In the operation context, it was granted between institutions a put option (right of Olé Consignado to sell) and purchase (right of Banco Santander to acquire), relating to the shares held by Banco Bonsucesso, equivalent to 40% of the share capital of this company. According to IAS 32,a financial liability was recognized, the balance of which on December 31, 2017of R$484 million (2016 and 2015 - R$307 million) by the commitment made in relation to the put option, accounted in  Shareholders' Equity, the amount of R$67 million, non-controlling interests, the amount of R$240 million. In 2017, a tax credit of R$71 million was recognized and an expense in the consolidated statements of income, in the amount of R$177 million.

At the ESM held on March 3, 2016 the change of the corporate name of Banco Bonsucesso Consignado S.A. to Banco Olé Bonsucesso Consignado S.A. was approved, the process was approved by Bacen on June 1, 2016.

5. Cash and balances with the Brazilian Central Bank

Thousand of reais	2017	2016	2015

Cash and cash equivalents	5,242,869	4,445,940	7,141,137
of which:
Cash	4,569,443	3,316,800	2,995,112
Money market investments	673,426	1,129,140	4,146,025
Money market investments (1)	33,158,095	45,242,674	27,170,892
Central Bank compulsory deposits (2)	62,465,117	60,916,297	54,831,324
Total	100,866,081	110,604,911	89,143,353
(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2) Central Bank compulsory deposits relate to a minimum balance that financial institutions are required to maintain with Bacen based on a percentage of deposits received from third parties, considered as restricted use of resources.

6. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2017	2016	2015

Classification:
Loans and receivables	32,300,095	27,762,473	42,422,638
Of which:
Loans and amounts due from credit institutions, gross	32,369,110	27,963,914	42,601,397
Impairment losses (note 10.c)	(69,015)	(201,441)	(178,759)
Loans and amounts due from credit institutions, net	32,300,095	27,762,473	42,422,638
Loans and amounts due from credit institutions, gross	32,369,110	27,963,914	42,601,397

Thousand of reais	2017	2016	2015

Type:
Time deposits (2)	4,236,990	2,070,151	3,626,514
Reverse repurchase agreements (1) (2)	270,735	848,096	152,870
Escrow deposits	10,136,079	9,836,300	9,493,169
Cash and Foreign currency investments (2)	15,981,475	13,194,923	24,057,973
Other accounts	1,743,831	2,014,444	5,270,871
Total	32,369,110	27,963,914	42,601,397

Currency:
Brazilian Real	17,004,884	25,421,465	18,631,226
US dollar	15,044,088	1,658,980	23,607,170
Euro	307,633	779,314	323,053
Pound sterling	3,585	51,972	4,964
Other currencies	8,920	52,183	34,984
Total	32,369,110	27,963,914	42,601,397

Thousand of reais	2017	2016	2015

Cash equivalents (2):
Short-term transactions and low risk of change in its value	17,428,033	13,683,641	25,990,477

(1) Collateralized by debt instruments.

Note 45-d contains a detail of the residual maturity periods of loans and receivables.

7. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2017	2016	2015

Classification:
Financial assets held for trading	34,879,681	59,994,946	25,193,598
Other Financial assets designated at fair value through profit or loss	1,658,689	1,668,749	1,506,570
Financial assets - available-for-sale	84,716,747	55,829,572	67,103,274
Investments Held-to-Maturity	10,214,454	10,048,761	10,097,836
Loans and receivables	17,616,515	16,283,259	11,812,701
Of which:
Debt Instruments	20,400,082	17,838,162	11,957,161
Impairment losses	(2,783,567)	(1,554,903)	(144,460)
Total	149,086,086	143,825,287	115,713,979

Type:
Government securities - Brazil (1)	122,362,389	122,971,854	93,439,724
Debentures and Promissory notes	12,097,230	12,922,763	11,967,222
Other debt securities	14,626,467	7,930,670	10,307,033
Total	149,086,086	143,825,287	115,713,979

Currency:
Brazilian Real	137,420,134	134,037,665	109,836,568
US dollar	11,665,952	9,107,513	5,111,982
Euro	-	680,109	765,429
Total	149,086,086	143,825,287	115,713,979
(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The Debts Instruments are composed, mainly, of R$77,781,728  (2016 - R$71,810,310 and 2015 - R$58,958,355) of debt securities relating to repurchase agreements, R$2,305,158 (2016 - R$3,044,896 and 2015 - R$6,216,315) to compulsory deposits in Central Bank, R$6,273,561 (2016 - R$6,221,046 and 2015 - R$10,197,025) to guarantee of B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa)) transactions and R$4,473,298 (2016 - R$5,358,604 and 2015 -  R$4,939,160) to escrow deposits and other guarantee.

Note 45-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables.

8. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2017	2016	2015

Classification:
Financial assets held for trading	489,770	398,461	404,973
Other Financial assets designated at fair value through profit or loss	33,368	42,455	573,664
Financial assets available-for-sale	1,106,637	1,985,473	1,162,332
Total	1,629,775	2,426,389	2,140,969

Type:
Shares of Brazilian companies	389,113	1,185,653	1,168,186
Shares of foreign companies	5,347	3,588	11,445
Investment funds (1)	1,235,315	1,237,148	961,338
Total	1,629,775	2,426,389	2,140,969
(1) Composed mainly by investment on fixed income investment funds.

b) Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousand of reais	2017	2016	2015

Balance at beginning of year	398,461	404,973	391,656
Net additions (disposals)	(4,892)	(7,125)	26,273
Valuation adjustments	96,201	613	(12,956)
Balance at end of year	489,770	398,461	404,973

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousand of reais	2017	2016	2015

Balance at beginning of year	42,455	573,664	902,794
Net additions (disposals)	(1,586)	(531,209)	(318,307)
Valuation adjustments	(7,501)	-	(10,823)
Balance at end of year	33,368	42,455	573,664

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousand of reais	2017	2016	2015

Balance at beginning of year	1,985,473	1,162,332	1,653,644
Net additions (disposals)	(830,395)	852,820	(482,406)
Valuation adjustments	(48,441)	(29,679)	(8,906)
Balance at end of year	1,106,637	1,985,473	1,162,332

9. Derivative financial instruments and Short positions

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge
	2017	2016	2015

Assets
Swap Differentials Receivable	15,781,207	15,321,646	22,312,106
Option Premiums to Exercise	553,217	935,520	895,684
Forward Contracts and Others	928,464	8,445,807	3,042,572
Total	17,262,888	24,702,973	26,250,362

Liabilities
Swap Differentials Payable	14,643,016	12,267,819	20,154,760
Option Premiums Launched	385,183	1,166,002	827,757
Forward Contracts and Others	1,649,287	6,802,794	3,734,442
Total	16,677,486	20,236,615	24,716,959

Summary by Category

Trading	2017		2016		2015

	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
"Swap"		1,108,760		3,142,125		3,221,966
Assets	202,081,214	57,294,179	196,887,188	24,311,485	315,466,085	38,512,406
CDI (Interbank Deposit Rates)	33,289,522	22,409,496	44,868,680	22,759,822	38,808,344	9,081,792
Fixed Interest Rate - Real	95,700,715	-	126,300,261	-	200,528,046	-
Indexed to Price and Interest Rates	5,592,892	-	9,225,789	-	15,491,509	6,421,310
Foreign Currency	67,493,635	34,884,683	16,492,458	1,551,663	60,626,540	23,009,304
Others	4,450	-	-	-	11,646	-
Liabilities	199,709,355	(56,185,419)	184,350,947	(21,169,360)	295,696,266	(35,290,440)
CDI (Interbank Deposit Rates)	16,664,176	-	23,178,722	-	32,000,584	-
Fixed Interest Rate - Real	114,055,076	(21,687,884)	133,185,717	(17,414,147)	218,588,847	(35,280,694)
Indexed to Price and Interest Rates	40,146,968	(34,107,210)	12,767,212	(3,518,297)	6,930,103	-
Foreign Currency	28,420,467	-	15,049,776	(38,836)	38,176,732	(9,746)
Others	422,668	(390,325)	169,520	(198,080)	-	-
Options	190,061,609	168,034	175,841,405	(230,482)	91,877,351	67,927
Purchased Position	87,503,833	553,217	83,883,966	935,520	46,024,648	895,684
Call Option - US Dollar	9,369,821	169,542	12,693,748	181,463	5,018,652	665,655
Put Option - US Dollar	5,130,392	42,389	3,788,161	392,048	2,735,625	31,520
Call Option - Other	1,953,481	59,220	20,115,932	62,517	14,106,701	113,809
Interbank Market	1,185,310	389	17,391,500	7,062	13,114,822	93,435
Others (1)	768,171	58,831	2,724,432	55,455	991,879	20,374
Put Option - Other	71,050,139	282,066	47,286,125	299,492	24,163,670	84,700
Interbank Market	70,295,282	257,943	46,106,600	18,029	23,350,994	4,558
Others (1)	754,857	24,123	1,179,525	281,463	812,676	80,142
Sold Position	102,557,776	(385,183)	91,957,439	(1,166,002)	45,852,703	(827,757)
Call Option - US Dollar	5,595,163	(117,059)	4,314,988	(141,172)	3,331,244	(596,729)
Put Option - US Dollar	5,919,598	(77,145)	7,390,733	(952,407)	4,402,202	(73,815)
Call Option - Other	19,880,180	(35,961)	30,441,646	(46,940)	14,567,407	(122,683)
Interbank Market	19,151,110	(515)	27,597,764	(4,087)	13,730,262	(112,707)
Others (1)	729,070	(35,446)	2,843,882	(42,853)	837,145	(9,976)
Put Option - Other	71,162,835	(155,018)	49,810,072	(25,483)	23,551,850	(34,530)
Interbank Market	70,494,622	(126,743)	49,245,495	(5,793)	23,218,228	(1,615)
Others (1)	668,213	(28,275)	564,577	(19,690)	333,622	(32,915)

Futures Contracts	161,725,596	-	104,651,180	-	184,191,204	-
Purchased Position	54,806,022	-	40,396,456	-	41,186,341	-
Exchange Coupon (DDI)	9,616,936	-	14,473,180	-	4,274,352	-
Interest Rates (DI1 and DIA)	26,456,303	-	23,756,523	-	22,760,484	-
Foreign Currency	16,733,437	-	1,393,538	-	11,710,934	-
Indexes (2)	1,780,311	-	195,160	-	577,149	-
Others	219,035	-	578,055	-	1,863,422	-
Sold Position	106,919,574	-	64,254,724	-	143,004,863	-
Exchange Coupon (DDI)	55,016,928	-	15,048,490	-	58,499,504	-
Interest Rates (DI1 and DIA)	51,135,994	-	29,047,678	-	20,836,314	-
Foreign Currency	745,849	-	17,384,256	-	35,463,589	-
Indexes (2)	20,803	-	185,506	-	500,993	-
Treasury Bonds/Notes	-	-	2,588,794	-	49,163	-
Others	-	-	-	-	27,655,300	-
Forward Contracts and Others	47,823,561	(720,823)	50,853,154	1,643,013	51,051,014	(691,870)
Purchased Commitment	23,506,096	647,376	20,864,170	3,386,347	21,570,405	3,028,038
Currencies	21,525,220	618,007	19,951,984	3,391,275	21,570,405	2,690,632
Others	1,980,876	29,369	912,186	(4,928)	-	337,406
Sold Commitment	24,317,465	(1,368,199)	29,988,984	(1,743,334)	29,480,609	(3,719,908)
Currencies	22,096,104	(1,364,617)	29,911,406	(1,826,965)	29,140,219	(3,382,384)
Others	2,221,361	(3,582)	77,578	83,631	340,390	(337,524)
(1) Includes index options, mainly, options involving DI and CDI and shares.
(2) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional					2017
			Related	Financial
		Customers	Parties	Institutions (1)	Total
"Swap"		32,912,721	19,599,395	149,569,098	202,081,214
Options		11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts		-	-	161,725,596	161,725,596
Forward Contracts and Others		25,470,287	18,816,991	3,536,283	47,823,561
(1) Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

Notional				2016	2015
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
"Swap"	43,082,605	15,910,871	137,893,712	196,887,188	315,466,085
Options	5,916,105	839,182	169,086,118	175,841,405	91,877,351
Futures Contracts	-	-	104,651,180	104,651,180	184,191,204
Forward Contracts and Others	29,044,676	17,563,319	4,245,159	50,853,154	51,051,014
(1) Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					2017
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total
"Swap"		20,705,247	51,021,102	130,354,865	202,081,214
Options		46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts		65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others		25,015,557	14,250,495	8,557,509	47,823,561

Notional				2016	2015
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	17,499,576	26,810,380	152,577,232	196,887,188	315,466,085
Options	10,785,982	10,624,762	154,430,661	175,841,405	91,877,351
Futures Contracts	66,298,799	16,041,642	22,310,739	104,651,180	184,191,204
Forward Contracts and Others	28,235,186	17,826,727	4,791,241	50,853,154	51,051,014

a.4) Derivatives by Market Trading

Notional			Stock Exchange (1)	Over the Counter	2017
					Total
"Swap"			67,112,505	134,968,709	202,081,214
Options			172,144,700	17,916,909	190,061,609
Futures Contracts			161,725,596	-	161,725,596
Forward Contracts and Others			395,212	47,428,349	47,823,561
(1) Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and with Cetip, derived from its incorporation by B3.

Notional	Stock Exchange (1)		Over the Counter	2016	2015
		Cetip (2)		Total	Total
"Swap"	133,759,441	61,856,098	1,271,649	196,887,188	315,466,085
Options	166,899,868	8,234,147	707,390	175,841,405	91,877,351
Futures Contracts	104,651,180	-	-	104,651,180	184,191,204
Forward Contracts and Others	-	35,427,573	15,425,581	50,853,154	51,051,014
(1) Includes trades with B3 S.A. (Current Company Name of BM&FBovespa) and with Cetip, derived from its incorporation by B3.
(2) Includes amounts traded on other clearing houses.

a.5) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

Fair Value Hedge

Banco Santander’s fair value strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed assets and liabilities.

Banco Santander applies fair value hedge as follows:

• It buys Foreign Currency + Coupon against % CDI swaps (sold jointly to the client) and designates them as a derivative instrument in a Hedge Accounting structure, having foreign currency loans as the hedged item. The operations were designated in January 2016 and its maturity is between January 2017 and 2021.

• Banco Santander has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (subsidiary in Spain), which operations are registered in euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR X Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging operations were designated in 2013 and the related Swaps will mature between June 2017 and 2020.

• Banco Santander has a portfolio of Euro-indexed Assets traded in Cayman subsidiary. For this portfolio, the value of the asset in Euro will be converted into Dollar at the agreed exchange rate, on the recording date of the transaction. After the conversion, the principal, already denominated in Dollar will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Dollar to LIBOR + Coupon. The hedging operations were designated in February 2017 and will mature between February 2017 and 2024.

• Banco Santander has a portfolio of Reais-indexed Assets traded in Cayman subsidiary. For this portfolio, the value of the Dollar asset will be converted into Reais at the exchange rate agreed on the recording date of the transaction. After the conversion, the principal, already denominated in Reais will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Reais to LIBOR + Coupon. The hedging operations were designated in January 2016 and  will mature between January 2017 and 2021.

Santander Arrendamento Mercantil (Leasing) has a portfolio of public securities indexed by Predefined interest rate Brazilian Treasury Bonds (NTN-F). The Bank designates each CDI versus Pre-defined interest rate swap contract as the fair value hedge of the corresponding asset. The hedging operations were designated in October 2017 and will mature between January 2018 and 2021.

• Banco Santander has a portfolio of public securities indexed by Predefined interest rate Brazilian Treasury Bonds (LTN/NTN-F) and designate them as fair value hedge objects. These assets will be hedged by Future Contracts (derivatives indexed by DI1 – B3/BM&F) with the objective to swap the Predefined interest rate risk to floating CDI risk. The hedge operations were designated in March 2017 and will mature between January 2018 and 2027.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test : it is restricted to a qualitative review of the critical terms and conditions of the hedge instrument and the hedged item in order to conclude whether changes in the fair value of both instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedge instrument since the inception date with the MTM change of the hedged object since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedge instruments and hedge objects (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

The linear regression model of the daily results and coefficient of determination for both tests (prospective and regressive) was used to evaluate the effectiveness and to measure the ineffectiveness of the Government Securities Bonds (LTN / NTN-F), demonstrating that the hedge remains effective.

	2017		2016		2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Debentures	-	-	-	-	10,502	-
Brazilian Treasury Bonds (LTN, NTN-F)	(388,446)	-	-	-	-	-
Eurobonds	-	-	13,163	-	2,051	-
Bonds (LEA)	(1,200)	-	-	-	-	-
NCE	-	-	-	-	53,131	-
Resolution 2770	304	-	-	-	35,338	-
Trade Finance Off	(57,386)	-	20,471	-	11,046	-
Total	(446,728)	-	33,634	-	112,068	-

	2017		2016		2015
	Adjustment		Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value	to Market	Fair Value
Hedge Instruments
Swap Contracts	(95,672)	(130,683)	(26,703)	(136,467)	(66,990)	86,822
Assets	12,954	3,005,666	11,486	1,046,012	57,829	7,130,753
CDI (Interbank Deposit Rates) (5)	(357)	1,818,366	-	-	4,376	1,783,075
Fixed Interest Rate - Real	-	-	-	-	27,184	3,549,659
Indexed to Foreign Currency - Pre Dollar (1)	320	8,742	1,103	17,678	790	94,472
Indexed to Foreign Currency - USD/BRL - Dollar (2)(3) (4)	(23,585)	691,872	(8,957)	744,260	(10,904)	665,025
Indexed to Foreign Currency - Libor - Dollar	-	-	-	-	1,962	612,623
Indexed to Foreign Currency - Swiss Franc	-	-	-	-	-	-
Indexed to Foreign Currency - Euro (6)(7)	36,576	486,686	19,340	284,074	34,347	390,156
Indexed to Foreign Currency - Pre YEN	-	-	-	-	74	35,743
Liabilities	(108,626)	(3,136,349)	(38,189)	(1,182,479)	(124,819)	(7,043,931)
Indexed to Foreign Currency - US Dollar (6)	(20,109)	(261,915)	(14,958)	(323,197)	(55,892)	(1,082,503)
Indexed Indices of Prices and Interest	-	-	-	-	(30,982)	(831,156)
Indexed to Foreign Currency - Pre Dollar (5)	(16,303)	(225,857)	(1,103)	(17,676)	-	-
CDI (Interbank Deposit Rates) (1)(2)	(21,380)	(474,398)	(18,395)	(804,059)	(12,298)	(3,279,438)
Indexed to Foreign Currency - Libor - US Dollar	-	-	-	-	(61)	(41,513)
Fixed Interest Rate - Real (3) (8)	22	(1,640,708)	(3,733)	(37,547)	(25,586)	(1,809,321)
Indexed to Foreign Currency - Colombian Peso (7)	(13,863)	(219,392)	-	-	-	-
Indexed to Foreign Currency - Pre Euro (4)	(36,993)	(314,079)	-	-	-	-
Object of Hedge
Assets	77,623	3,126,828	23,165	693,132	110,003	3,103,783
Loans and Receivables	79,496	1,382,326	23,165	693,132	94,104	2,218,727
Indexed to Foreign Currency - US Dollar (6)	4,319	288,420	4,809	323,780	42,348	1,295,383
Indexed to Foreign Currency - Pre Dollar (5)	16,416	224,943	-	-	-	-
Indexed Indices of Prices and Interest (2)	-	-	-	-	52,984	916,765
CDI (Interbank Deposit Rates)	16,401	352,071	13,253	331,805	-	-
Fixed Interest Rate - Real (3)	3,900	21,077	5,103	37,547	(1,228)	6,579
Indexed to Foreign Currency - Colombian Peso (7)	(2,898)	173,990	-	-	-	-
Indexed to Foreign Currency - Pre Euro (4)	41,358	321,825	-	-	-	-
Debt instruments	(1,873)	1,744,502	-	-	15,899	885,056
CDI (Interbank Deposit Rates) (1)(2)	354	119,892	-	-	10,578	503,415
Fixed Interest Rate - Real (3)	91	6,082	-	-	5,321	381,641
National Treasury Notes - NTN F (9)	(2,318)	1,618,529	-	-	-	-
Liabilities	-	-	12,830	(803,929)	(8,383)	(3,520,951)
Foreign Borrowings	-	-	12,830	(803,929)	(8,342)	(3,485,167)
Indexed to Foreign Currency - US Dollar (2)	-	-	12,830	(803,929)	(8,342)	(3,485,167)
Marketable debt securities	-	-	-	-	(41)	(35,784)
Eurobonds	-	-	-	-	(41)	(35,784)

						12/31/2017
Hedge Instruments						Reference Value
Swap Contracts (8)						22,206,615
Interest Rate (DI1 and DIA)						22,206,615

						12/31/2017
					Adjustment
Object of Hedge					to Market	Fair Value
Assets					364,434	24,779,831
Securities - Available for Sale
Government Securities (8)					364,434	24,779,831
National Treasury Bills - LTN					219,611	13,893,932
National Treasury Notes - NTN F					144,823	10,885,899

(1) Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$109,538 (12/31/2016 - R$108,845).

(2) These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$352,071 and promissory notes of R$10,354 (12/31/2016 - R$108,844 and 12/31/2015 - 381,641) and on December 31, 2017 assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R$803,929 (12/31/2016 - 803,929).

(3) These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$6,082 (12/31/2016 - R$37,547 and 12/31/2015 - R$6,579) and credit operations in the amount of R$21,077.

(4) These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$321,825.
(5) These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$224,943.
(6) These are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$288,420 (12/31/2016 - R$323,782).
(7) These are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$173,990.
(8) Tthese are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,618,529.
(9) Current value of the instruments as of December 31, 2017 is R22,206,615.

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• Fixed Dollar Liabilities and Reais asset swaps and designates them as instruments in a Cash Flow Hedge structure, having loans indexed in Reais with third-parties established at the Cayman Islands as the hedged objects. The hedging operations were designated in January 2016 and will mature between January 2017 and 2021.

• USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as instruments in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged objects. The hedging operations were designated in 2007 and will mature between January 2017 and 2025.

• Fixed Dollar Asset and Floating Reais Liability swaps and designates them as instruments in a Cash Flow Hedge structure, having loans indexed in Reais with third-parties established at the Cayman Islands as the hedged objects. The hedging operations were designated in January 2017 and will mature in January 2018.

• It buys Fixed Dollar Asset and Floating Reais Liability swaps and designates them as instrument in a Cash Flow Hedge structure, having loans indexed in Reais with with an Investment Fund established at the Cayman Islands as the hedged item. The hedging operations were designated in June 2017 and will mature until February 2018.

• Banco Santander has a portfolio of Government Securities indexed to a Post Fixed rate bonds and designates them as instrument in a Cash Flow Hedge structure. The Assets will be covered by DI1 Futuro (B3 S.A. (Current Company Name of BM&FBovespa)), instruments in order to transpose the Post-Fixed risk to floating CDI. The hedge operations were designated in June 2017 and the maturities will occur between January 2021 and 2023.

In order to assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows the IAS 39, which recommends that the hedge effectiveness test be performed at the inception/beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the expected hedge ratio remains effective (between 80% and 125%).

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity. Any ineffectiveness will be recognized in profit or loss.

Any ineffectiveness are recognized in the income statement.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk Department performs the projections of three scenarios to the tests, such as: 1st) 10bps in the curve; 2nd) 50bps in the curve and, 3rd) 100bps in the curve. Using the validated estimates, the prospective test are performed tests through the valuation of both positions measured at fair value.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in the income statement.

The Ineffective portion will be recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedge instruments is temporarily recognized in equity heading “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities. The non-effective portion of the change in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. The non-effective portion of gains and losses on cash flow hedge instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement. In 2017 the Bank registered an income in the amount of R$ 9,266 referred to the non-effective portion, in 2016 and 2015 there were no non-effective portion identified.

	2017		2016		2015
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(25,576)	-	(20,535)	-	(29,750)	-
Trade Finance Off	(94,896)	9,266	-	-	-	-
Government Securities (LFT)	129,995	-	-	-	-	-
Loans and Receivables	-	-	174,956	-	(575,571)	-
Total	9,523	9,266	154,421	-	(605,321)	-

	2017		2016		2015
	Adjustment		Adjustment		Adjustment
	to Fair Value	Fair Value	to Fair Value	Fair Value	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(25,142)	160,114	(27,261)	48,169	(35,492)	(1,151,442)
Asset	97,846	2,361,070	137,664	1,952,189	151,793	7,931,100
Indexed to Foreign Currency - Swiss Franc	-	-	-	-	6,998	1,244,985
Indexed to Foreign Currency - Chile	-	-	-	-	1,622	302,907
Indexed in Reais (3)	-	-	-	-	(13,690)	3,733,095
Indexed to Foreign Currency - Pre Dollar	(42,149)	992,879	84,812	1,477,821	127,632	2,170,572
Indexed to Foreign Currency - Euro	134,435	1,223,004	52,852	474,368	29,231	479,541
Indexed to Foreign Currency - USD/BRL - Dollar	5,560	145,187	-	-	-	-
Liabilities	(122,988)	(2,200,956)	(164,925)	(1,904,020)	(187,285)	(9,082,542)
CDI (Interbank Deposit Rates)	(5,735)	(147,925)	(995)	(341,938)	-	-
Indexed to Foreign Currency - Pre Dollar	-	-	-	-	(17,767)	(6,598,073)
Indexed to Foreign Currency - Reais	-	-	(1,288)	(199,954)	-	(22,855)
Indexed to Foreign Currency - Pre Euro	13,639	(895,399)	(102,998)	(805,326)	(133,376)	(1,851,822)
Indexed to Foreign Currency - Dollar	(130,892)	(1,157,632)	(59,367)	(548,684)	(34,379)	(544,339)
Indexed to Foreign Currency - Reais	-	-	(277)	(8,118)	(1,763)	(65,453)

				2017	2016	2015
				Notional	Notional	Notional
Hedge Instruments
Future Contracts				54,995,334	80,149,530	72,798,063
Trade Finance Operations (6)				54,995,334	80,149,530	72,798,063
Foreign Currency - Dollar				3,362,582	450,571	2,651,572
Interest Rate (DI1 and DIA)				32,344,276	46,314,644	34,303,028
Interest Rate DDI1				19,288,476	33,384,315	35,843,463
Securities-available for sale				5,304,261	-	-
Government Securities (6)				5,304,261	-	-
Interest rate (DI1 and DIA)				5,304,261	-	-

				2017	2016	2015
Hedge Item - Cost
Assets				25,697,291	27,858,923	37,251,860
Lending Operations - Financing and Export Credit and Imports				7,632,915	24,720,800	35,743,885
Loans and Receivables				10,989,230	496,874	641,421
Brazilian Foreign Debt Bonds				809,660	701,300	866,554
Available for sale - Promissory Notes - NP				1,194,266	1,939,949	-
Government Securities -LFT (6)				5,071,220	-	-
Liabilities				-	(1,332,972)	(1,995,118)
Foreign Borrowings				-	(1,332,972)	-
Eurobonds				-	-	(1,995,118)

(1) Operations due April 1, 2021 (12/31/2016 - operations due April 1, 2021 and 12/31/2015 - operations due March, 18, 2016 and April 1,2021), which hedge objects are securities operation represented by title Brazilian External Debt Bonds.

(2) Operation maturing on January 5 and April 14, 2018, whose hedged items are securities represented by promissory notes.

(3) Operations maturing between January, 30 2018 and September 30, 2022 (12/31/2016 - operations maturing between January, 2017 to December, 2025 and 12/31/2015 - operations maturing between August 2016 and June 2021), which objects "hedge" contracts are loans from lending institutions.

(4) Operations with maturities between January 2018 and December 2020, whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) Transactions with maturity between February, 2018 and November, 2026 (12/31/2016  - transactions with maturities between January, 2017 to January, 2018 and 12/31/2015 -  transactions with maturities between January, 2016 to December, 2024) and restated instrument value of R$16,811,747 (12/31/2016 - R$29,164,917 and 12/31/2015 - R$35,743,844) where operations are denominated futures in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is Lending Operation - Financing and Credit to Export and Imports, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6) Operation maturingbetween March, 2021 and March, 2023 updated value of the instruments of R$5,304,261, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

The effect of marking to market the swaps and future contracts corresponds to a credit in the amount of R$116,441 (2016 -  corresponds to a debit in the amount of R$69,489 and 2015 - corresponds to a debit in the amount of R$345,373) accounted on Stockholders equity, net of tax effects, of which R$9,342 (12/31/2016 - R$59,930) will be realized in the next twelve months.

Hedging of Foreign Investments

Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

On December 31, 2016, the notional value of this investment hedge was R$2,687,347, maturing between January 2017 and June 2017 and the effect of R$2,552,596 of the exchange variation recorded in stockholders' equity, net of the tax effects.

a.6) Derivatives Pledged as Guarantee

The margin used as guarantee of the transactions traded on the B3 S.A. with derivative financial instruments from own and third parties portfolios are composed by government securities.

	2017	2016	2015

Financial Treasury Bill - LFT	708,960	1,556,804	330,605
National Treasury Bill - LTN	4,371,286	4,636,644	8,757,097
National Treasury Notes - NTN	1,193,315	27,598	757,969
Total	6,273,561	6,221,046	9,845,671

b) Short positions

On December 31, 2017 the balance of short positions totaled R$32,808,392 (2016 - R$31,694,269 and 2015 - R$20,047,631) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

10. Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2017	2016	2015

Loans and receivables	272,420,157	252,002,774	252,033,449
Of which:
Loans and receivables at amortized cost	287,829,213	268,437,556	267,266,449
Impairment losses	(15,409,056)	(16,434,782)	(15,233,000)
Loans and advances to customers, net	272,420,157	252,002,774	252,033,449
Loans and advances to customers, gross	287,829,213	268,437,556	267,266,449

Thousand of reais	2017	2016	2015

Type:
Loans operations (1)	272,561,017	257,256,452	257,671,667
Lease Portfolio	1,888,444	2,092,882	2,126,210
Repurchase agreements	403,415	308,483	517,536
Other receivables (2)	12,976,337	8,779,739	6,951,036
Total	287,829,213	268,437,556	267,266,449
(1) Includes loans and other loans with credit characteristics.
(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 45-d contains a detail of the residual maturity periods of loans and receivables.

There are no loans and advances to clients for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais						2017	2016	2015
Loan borrower sector:
Commercial, and industrial						140,619,110	140,992,900	150,880,864
Real estate-construction						34,808,681	36,650,011	36,851,879
Installment loans to individuals						110,512,978	88,701,763	77,407,496
Lease financing						1,888,444	2,092,882	2,126,210
Total (1)						287,829,213	268,437,556	267,266,449
(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Thousand of reais						2017	2016	2015
Interest rate formula:
Fixed interest rate						202,592,491	178,231,509	173,018,504
Floating rate						85,236,722	90,206,047	94,247,945
Total						287,829,213	268,437,556	267,266,449

								2017
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	103,377,571	59.33%	31,262,492	37.89%	5,979,047	19.25%	140,619,110	48.85%
Real estate	7,791,753	4.47%	10,970,004	13.29%	16,046,924	51.65%	34,808,681	12.09%
Installment loans to individuals	62,078,225	35.63%	39,393,699	47.74%	9,041,054	29.10%	110,512,978	38.40%
Lease financing	1,000,418	0.57%	886,833	1.07%	1,193	0.00%	1,888,444	0.66%
Loans and advances to customers, gross	174,247,967	100.00%	82,513,028	99.99%	31,068,218	100.00%	287,829,213	100.00%

								2016
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	99,657,024	61.65%	35,789,118	45.10%	5,546,758	20.23%	140,992,900	52.52%
Real estate	8,648,702	5.35%	11,761,420	14.82%	16,239,889	59.23%	36,650,011	13.65%
Installment loans to individuals	52,205,927	32.29%	30,867,880	38.90%	5,627,956	20.53%	88,701,763	33.05%
Lease financing	1,152,579	0.71%	937,951	1.18%	2,352	0.01%	2,092,882	0.78%
Loans and advances to customers, gross	161,664,232	100.00%	79,356,369	100.00%	27,416,955	100.00%	268,437,556	100.00%

Thousand of reais						2017	2016	2015

Maturity
Less than 1 year						174,247,968	161,664,232	116,555,381
Between 1 and 5 years						82,513,030	79,356,369	104,563,829
More than 5 years						31,068,215	27,416,955	46,147,239
Loans and advances to customers, gross						287,829,213	268,437,556	267,266,449

Internal risk classification
Low						226,098,497	207,889,639	211,645,464
Medium-low						33,635,378	32,104,168	29,500,791
Medium						10,423,293	10,940,879	8,638,914
Medium - high						8,215,024	6,976,969	8,552,474
High						9,457,021	10,525,901	8,928,806
Loans and advances to customers, gross						287,829,213	268,437,556	267,266,449

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousand of reais						2017	2016	2015

Balance at beginning of year						18,191,126	15,411,759	13,562,811
Impairment losses charged to income for the year						13,492,072	14,383,935	13,723,179
Of which:
Commercial and industrial						5,499,018	6,523,051	6,634,110
Real estate-construction						471,366	369,431	91,196
Installment loans to individuals						7,460,458	7,616,819	6,765,541
Lease financing						61,230	(125,366)	232,332
Write-off of impaired balances against recorded impairment allowance						(13,421,560)	(11,604,568)	(11,874,231)
Of which:
Commercial and industrial						(5,715,903)	(4,553,166)	(4,953,324)
Real estate-construction						(341,804)	(189,625)	(77,412)
Installment loans to individuals						(7,312,310)	(6,810,997)	(6,621,809)
Lease financing						(51,543)	(50,780)	(221,686)
Balance at end of year						18,261,638	18,191,126	15,411,759
Of which:
Loans and advances to customers						15,409,056	16,434,782	15,233,000
Loans and amounts due from credit institutions (Note 6)						69,015	201,441	178,759
Provision for Debt Instruments (Note 7)						2,783,567	1,554,903	-

Recoveries of loans previously charged off				1,153,931	994,101	757,320
Of which:
Commercial and industrial				412,514	562,393	293,668
Real estate-construction				209,940	102,826	86,360
Installment loans to individuals				521,589	314,422	348,090
Lease financing				9,888	14,460	29,202

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2017  R$12,338,141 (2016 - R$13,389,834 e 2015 - R$12,965,859).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais				2017	2016	2015

Commercial and industrial				10,338,225	10,555,109	8,585,225
Real estate -construction				493,422	363,859	184,053
Installment loans to individuals				7,373,969	7,225,822	6,420,000
Lease financing				56,022	46,336	222,481
Total				18,261,638	18,191,126	15,411,759

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais				2017	2016	2015

Balance at beginning of year				18,887,132	18,599,379	14,011,225
Net additions				13,679,423	11,892,321	16,462,385
Written-off assets				(13,421,560)	(11,604,568)	(11,874,231)
Balance at end of year				19,144,995	18,887,132	18,599,379

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais				2017	2016	2015

With no Past-Due Balances or Less than 3 Months Past Due				10,844,831	10,550,548	10,307,442
With Balances Past Due by
3 to 6 Months				4,123,796	2,983,575	3,763,466
6 to 12 Months				3,791,805	4,921,527	4,186,323
12 to 18 Months				271,965	339,596	265,407
18 to 24 Months				20,825	53,578	20,045
More than 24 Months				91,773	38,308	56,696
Total				19,144,995	18,887,132	18,599,379

Debt Sector
Commercial and industrial				11,993,953	11,628,655	10,748,644
Real estate - Construction				781,886	718,514	828,966
Installment loans to individuals				6,304,134	6,487,717	6,970,241
Lease financing				65,022	52,246	51,528
Total				19,144,995	18,887,132	18,599,379

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2017	% of total loans past due for less than 90 days	2016	% of total loans past due for less than 90 days	2015	% of total loans past due for less than 90 days

Commercial and industrial	3,559,349	19.90%	4,141,349	23.79%	5,072,197	24.27%
Real estate - Construction	4,879,563	27.29%	5,201,709	29.88%	7,551,584	36.13%
Installment loans to individuals	9,266,366	51.82%	7,957,294	45.71%	8,235,699	39.40%
Financial Leasing	176,528	0.99%	108,607	0.62%	41,013	0.20%
Total (1)	17,881,806	100.00%	17,408,959	100.00%	20,900,493	100.00%

f) Lease at present value

As at December 31, 2017, 2016 and 2015 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais				2017	2016	2015

Overdue				11,412	16,051	21,127
Due to:
Up to 1 year				1,057,023	1,207,473	1,241,798
From 1 to 5 years				1,101,104	1,190,844	1,184,418
Over 5 years				2,177	4,079	6,078
Total				2,171,716	2,418,447	2,453,421

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2017, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$431,397 (2016 - R$783,967 and 2015 - R$202,113), and R$428,248 (2016 - R$774,673 and 2015 - R$190,333 ) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 22).

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;
- agreements under renegotiation;
- agreements subject to portability pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);
- agreements subject to rights of intervention by certain parties to the contract.

11. Non-current assets held for sale

At December 31, 2017, 2016 and 2015, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais			2017	2016	2015

Balance at beginning of year			1,418,308	1,310,033	978,274
Loan repayments - repossession of assets			524,497	834,903	293,440
Capital Increase in Companies held for sale			-	10,462	355,538
Additions / disposals (net) due to change in the scope of consolidation (2)			-	(497,847)	-
Sales (1)			(434,553)	(239,291)	(317,321)
Others			(704)	48	102
Final balance, gross			1,507,548	1,418,308	1,310,033
Impairment losses (3)			(352,092)	(80,423)	(72,540)
Impairment as a percentage of foreclosed assets			23.37%	10.52%	5.54%
Balance at end of year			1,155,456	1,337,885	1,237,493

(1) In 2015, it mainly refers to the sale by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.) of its total interest in Santos Energia and its subsidiaries and, in the Special Purpose Companies Gestamp Eólica Serra de Santana S.A., Gestamp Eólica Paraíso S.A., Gestamp Eólica Lanchinha S.A., Gestamp Eólica Seridó S.A. and Gestamp Eólica Lagoa Nova S.A.

(2) On September 30, 2016, as a result of the non-expectation of sale of investment in BW Guirapá and controlled, from a market period, an administrator transferred the total of this balance to the caption of investments in affiliated and controlled companies in the country (Note 12). In 2017, as described at note 3, this investment was sold.

(3) In 2017, includes the amount of R$271,670 of provisions for devaluations on real estate and which were subsequently sold, constituted from valuation reports prepared by specialized external consulting, recorded as a provision for impairment losses, in 2016, this provision was R$239,291 (Note 44).

Provisions for devaluations on real estate

On December 31, 2017, includes in the caption "Gains (losses) on non-current assets held for sale not classified as discontinued operations" the amount of R$337,686 of provisions for devaluations on real estate, based on appraisal reports prepared by specialized external consulting.

12. Investments in associates and joint ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a shareholders' agreement, which sets that the strategic, financial and operating decisions requires the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating  decisions of the investee)  but it does not control or has joint control over the investee.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2017	2016	2015
Banco RCI Brasil S.A. (2)	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A.(1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	Securitization	Brazil	9.72%	9.72%	13.64%
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9) (11)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (5)(10)	Credit Bureau	Brazil	20.00%	-	-
Campo Grande Empreendimentos	Other Activities	Brazil	25.32%	25.32%	25.32%

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (7) (8)(12)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	Insurance Broker	Brazil	50.00%	50.00%	0.00%

Jointly Controlled by Getnet S.A.
iZettle do Brasil Meios de Pagamento S.A. ("iZettle do Brasil”) (3)	Other Activities	Brazil	-	-	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

	Investments
	2017	2016	2015
Jointly Controlled by Banco Santander (11)	495,264	578,761	567,367
Banco RCI Brasil S.A. (2)	427,801	538,756	526,680
Norchem Participações e Consultoria S.A.(1)	25,550	26,302	23,665
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	7,438	7,435	10,325
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	4,707	6,268	6,697
Gestora de Inteligência de Crédito (5)(10)	29,513	-	-
Campo Grande Empreendimentos	255	-	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	350,440	390,336	476,640
Webmotors S.A. (7) (8)(12)	197,930	246,965	339,899
Tecnologia Bancária S.A. - TECBAN (1)	151,019	142,713	136,741
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	1,491	658	-

Jointly Controlled by Getnet S.A.	-	-	(2,768)
iZettle do Brasil Meios de Pagamento S.A. (3)	-	-	(2,768)

Significant Influence of Banco Santander	20,860	20,980	19,504
Norchem Holding e Negócios S.A. (1)	20,860	20,980	19,504
Total	866,564	990,077	1,060,743

		Results of Investments
	1/01 to 12/31/2017	1/01 to 12/31/2016	1/01 to 12/31/2015
Jointly Controlled by Banco Santander	39,904	16,748	85,993
Banco RCI Brasil S.A. (2)	44,384	14,175	85,221
Norchem Participações e Consultoria S.A.(1)	1,333	2,637	1,976
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	389	366	340
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	(1,560)	(430)	(1,544)
Gestora de Inteligência de Crédito (5)(10)	(4,642)	-	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	30,430	29,538	29,309
Webmotors S.A. (7)(8)(12)	21,290	23,019	23,397
Tecnologia Bancária S.A. - TECBAN (1)	8,307	5,971	5,912
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	833	548	-

Jointly Controlled by Getnet S.A.	-	(225)	(491)
iZettle do Brasil Meios de Pagamento S.A.(3)	-	(225)	(491)

Significant Influence of Banco Santander	1,217	1,476	1,501
Norchem Holding e Negócios S.A. (1)	1,217	1,476	1,501
Total	71,551	47,537	116,312

			2017
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A. (2)	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.(1)	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	42,627	264	(14,040)
Gestora de Inteligência de Crédito (5)(10)	167,798	20,235	(23,211)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,967,989	1,077,782	74,861
Webmotors S.A. (7)(8)(12)	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN (1)	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	4,757	1,776	1,665

Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A. (1)	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

			2016
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	8,831,611	7,318,656	89,544
Banco RCI Brasil S.A. (2)	8,603,844	7,276,320	79,223
Norchem Participações e Consultoria S.A. (1)	78,833	26,228	5,274
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	91,083	14,659	7,011
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9) (11)	57,851	1,449	(1,964)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,459,826	943,028	58,595
Webmotors S.A. (7)(8)(12)	145,499	35,231	29,934
Tecnologia Bancária S.A. - TECBAN (1)	1,310,945	905,731	27,568
PSA Corretora de Seguros e Serviços Ltda. (6)(13)(14)	3,382	2,066	1,093

Significant Influence of Banco Santander	127,598	31,136	6,792
Norchem Holding e Negócios S.A. (1)	127,598	31,136	6,792
Total	10,419,035	8,292,820	154,931

			2015
	Total assets	Total liabilities	Total profit (11)
Jointly Controlled by Banco Santander	8,702,727	7,170,602	180,663
Banco RCI Brasil S.A. (2)	8,474,418	7,125,614	174,629
Norchem Participações e Consultoria S.A. (1)	73,288	25,958	3,953
Cibrasec - Companhia Brasileira de Securitização (1) (4) (9)	92,495	16,775	1,932
Estruturadora Brasileira de Projetos S.A. - EBP (1) (9)(11)	62,526	2,255	149

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,531,883	890,028	83,902
Webmotors S.A. (7)(8)(12)	279,935	36,904	36,636
Tecnologia Bancária S.A. - TECBAN (1)	1,251,948	853,124	47,266

Jointly Controlled by Getnet S.A.	20,210	25,747	(2,420)
iZettle do Brasil Meios de Pagamento S.A.(3)	20,210	25,747	(2,420)

Significant Influence of Banco Santander	119,687	30,017	6,902
Norchem Holding e Negócios S.A. (1)	119,687	30,017	6,902
Total	10,374,507	8,116,394	269,047

b) Changes

The changes in the balance of this item were as follows:

	2017	2016	2015
Jointly Controlled by Banco Santander
Balance at beginning of year	969,097	1,041,239	1,004,045
Additions / disposals (net) due to change in the scope of consolidation	-	(2,926)	-
Additions /disposals (3) (6)	34,154	3,105	(2,768)
Capital reduction (7)	-	(76,860)	-
Share of results of entities accounted for using the equity method	70,334	46,061	114,811
Dividends proposed/received	(200,620)	(39,424)	(74,849)
Others	(27,261)	(2,098)	-
Balance at end of year	845,704	969,097	1,041,239

Significant Influence of Banco Santander
Balance at beginning of year	20,980	19,504	19,416
Share of results of entities accounted for using the equity method	1,217	1,476	1,501
Dividends proposed/received	(1,337)	-	(1,413)
Balance at end of year	20,860	20,980	19,504
(1) Companies with a delay of one month for the equity calculation. To register the equity income it was used on 12/31/2017 the position of 11/30/2017.

(2) The EGM of July 21, 2015, approved the Company's transformation into a multiple bank, with investment portfolios, leasing and credit, financing and investment and also the change of the name of the Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by the BACEN on October 28, 2015.

(3) In June 2016 the interest held in iZetlle do Brasil S.A was sold.

(4) At the ESM held on April 29, 2016 was approved the reform in the distribution structure of the capital of Cibrasec through the creation of preferred shares issued by the Company with voting rights and the share conversion of the common shares of Company into preferred shares, this reform was ratified at the ESM held on May 30, 2016. Banco Santander became part of their ordinary shares held in the capital of Cibrasec, the corresponding amount to five thousand (5,000) common shares issued by Cibrasec 50 (fifty) preferred shares in the proportion of 100 (one hundred) common shares for each one (1) preferred share, and still held 4,000 (four thousand) common shares in the capital of Cibrasec. Each preferred share entitles the holder the right to one hundred (100) times the right to dividends of the common shares, so that the economic rights were maintained, however, the conversion resulted in reduction in the percentage shareholding in Cibrasec.

(5) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital stock each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital stock increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A  and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(6)  In 2017 refers to the incorporation of Gestora de Inteligência de Crédito - partnership between Banco Santander and other banks from brazilian market (according to note 3.d) and in 2016 refers to the acquisition agreement of part of the financial operations from the Group PSA in Brazil and the consequent creation of a Joint Venture.

(7) At the ESM realized in September 26, 2016, was approved the reduction of the capital of Webmotors S.A. without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(8) On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

(9) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(10) At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$ 285.205, that way its share capital increased from R$ 65.823 to R$ 351.028, through the issuance of 29.013.700 new shares, being 14.506.850 as ordinary shares, 5.802.740 preferred shares Class A, 5.802.740 preferred shares Class B, and 2.901.370 preferred shares Class C, without par value, at the issuance price of R$ 9,83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(11) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(12) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by  Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.),  and Carsales.com.  Investments PTY LTD (Carsales), shareholder based in Australia.

(13) Pursuant to the shareholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(14) In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$ 401, that way the share capital increased from R$ 500 to R$ 901, through the issuance of 400.532 new shares, which each new share has the value of R$ 1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200.266 shares.

(15) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the Brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were approved in the EGM held on January 29, 2018.

(*) The Bank does not have collateral with associates and joint ventures.
(**) The Bank does not have contingent liabilities with significant risk of loss as possible related to investments in affiliates with joint control and significant influence.

(***) As of December 31, 2017, 2016 and 2015, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is no balance for the caption "Other Comprehensive Income" in these companies, except for the RCI Bank which recorded R$40,671 (2016 - R$5,261 and 2015 - R$0).

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2017, 2016 and 2015.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana which is primarily engaged in the practice of leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by providing credit and leasing operations to the final client. It is a financial institution that is part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers. On July 21, 2015 the Company's transformation into a Multiple Bank was approved, with investment portfolios, leasing and credit, financing and investment and also the change of company name of Companhia de Arrendamento Mercantil RCI Brasil to Banco RCI Brasil S.A. This process was approved by Bacen on October 28, 2015. On January 29, 2016, the Companhia de Crédito, Financiamento e Investimento RCI Brasil was merged into its subsidiary Banco RCI Brasil S.A., with this process the interest previously held by RCI Brasil was transferred to Banco Santander.

Webmotors S.A.: A company incorporated in the form of private limited company with headquarters in São Paulo which is engaged in the design, implementation and / or availability of electronic catalogs, space, products, services or means of marketing products and / or services related to the automotive industry, on the Internet or other means related to e-commerce activities and other Internet uses or applications, as well as the participation in capital in other companies and the management of related business. It is a company of the Economic Conglomerate - Financial Santander (Santander Group) and Carsales.com Investments PTY LTD (Carsales), which its operations are conducted as part of a group of institutions that operate jointly. According to the Shareholders' Agreement, the key decisions that impact this partnership are taken jointly between Banco Santander and other controllers.

Thousand of reais		2017		2016		2015
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	4,535,521	418,795	4,103,866	23,071	5,038,181	85,552
Non-current assets	4,521,740	71,663	4,499,978	122,428	3,436,237	194,383
Current liabilities	3,897,010	47,166	3,629,575	32,601	3,998,536	30,877
Non-current liabilities	4,088,637	3,247	3,646,745	2,630	3,127,078	6,027
Cash and cash equivalents	47,782	1,989	23,612	1,663	38,217	681
Depreciation and amortization	(1,600)	16,353	(911)	(12,295)	(3,783)	(9,883)
Revenue	1,315,695	127,064	1,575,550	135,242	591,810	137,947
Interest income	1,294,119	7,178	1,368,643	28,047	1,424,211	27,854
Interest expense	(626,654)	-	(903,061)	-	(903,864)	(69)
Tax Income / (expense)	(122,544)	(12,568)	(3,326)	(13,370)	(108,837)	(16,086)
Current financial liabilities (excluding trade and other payables and provisions)	3,897,010	33,320	3,629,575	31,707	3,436,699	30,110
Non-current financial liabilities (excluding trade and other payables and provisions)	4,058,986	3,247	3,646,745	1,736	2,565,241	5,260

13. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2017, 2016 and 2015.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at December 31, 2014	2,773,548	2,688,990	6,967,302	4,465	12,434,305
Additions	15,997	120,378	933,913	-	1,070,288
Additions resulting mergers	-	2,723	4,739	-	7,462
Write-off	(19,991)	(12,233)	(228,324)	-	(260,548)
Transfers	(44,695)	350,889	(314,139)	(706)	(8,651)
Balance at December 31, 2015	2,724,859	3,150,747	7,363,491	3,759	13,242,856

Additions	3,024	154,852	715,264	-	873,140
Additions resulting mergers	-	2,021	3,961	-	5,982
Write-off	(29,174)	(15,011)	(141,442)	-	(185,627)
Additions / disposals (net) due to change in the scope of consolidation	-	45	257	-	302
Transfers	12,484	74,361	(82,650)	-	4,195
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	3,759	13,940,848

Additions	-	382,571	723,835	-	1,106,406
Write-off	(52,102)	(180,036)	(31,053)	-	(263,191)
Transfers	(9,779)	718,666	(721,520)	-	(12,633)
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	3,759	14,771,430

Accumulated depreciation
Balance at December 31, 2014	(465,169)	(1,739,795)	(3,127,009)	-	(5,331,973)
Additions	(83,106)	(343,642)	(602,958)	-	(1,029,706)
Additions resulting mergers	-	(831)	(3,357)	-	(4,188)
Write-off	17,353	10,531	207,420	-	235,304
Transfers	(624)	(19,143)	(76,827)	-	(96,594)
Balance at December 31, 2015	(531,546)	(2,092,880)	(3,602,731)	-	(6,227,157)

Additions	(82,963)	(387,855)	(683,770)	-	(1,154,588)
Additions resulting mergers	-	(1,594)	(1,234)	-	(2,828)
Write-off	13,999	13,092	121,338	-	148,429
Additions / disposals (net) due to change in the scope of consolidation	-	(26)	(76)	-	(102)
Transfers	6,300	(39,836)	(5,761)	-	(39,297)
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	(7,275,543)

Additions	(81,910)	(499,542)	(609,515)	-	(1,190,967)
Write-off	37,136	154,471	22,196	-	213,803
Transfers	9,734	(437,527)	427,506	-	(287)
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	(8,252,994)

Losses from non-recovery (impairment)
Balance at December 31, 2014	(31,296)	-	-	-	(31,296)
Impacts on results	(2,077)	-	-	-	(2,077)
Write-off	23,588	-	-	-	23,588
Balance at December 31, 2015	(9,785)	-	-	-	(9,785)

Impacts on results	(3,246)	-	(5,841)	-	(9,087)
Balance at December 31, 2016	(13,031)	-	(5,841)	-	(18,872)

Impacts on results	9,784	-	1,047	-	10,831
Transfers	-	-	(512)	-	(512)
Balance at December 31, 2017	(3,247)	-	(5,306)	-	(8,553)

Carrying amount
Balance at December 31, 2015	2,183,528	1,057,867	3,760,760	3,759	7,005,914
Balance at December 31, 2016	2,103,952	857,916	3,680,806	3,759	6,646,433
Balance at December 31, 2017	2,016,815	996,519	3,492,790	3,759	6,509,883

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2017 the Bank has contractual commitments for the acquisition of tangible assets amount of R$75.0 (2016 - R$9.1 million and 2015 R$0).

14. Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 46).

Based on the assumptions described above, no impairment loss was recognized for goodwill at December 31, 2017, 2016 and 2015.

Thousand of reais	2017	2016	2015
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	-	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
BW Guirapá I S.A.	-	22,320	-
Ipanema Empreendimentos e Participações Ltda.	28,120	-	-
Others	1,860	-	-
Total	28,364,256	28,355,039	28,332,719

	Commercial Banking
	2017	2016	2015
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual	8.3%	8.0%	7.5%
Discount rate (2)	14.6%	15.2%	15.2%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.42% (2016 - 20.23% and 2015 - 20.11%).

The impairment test was performed during the second half of 2017, since at the end of each reportable period or whenever there is any indication of impairment, goodwill is tested for impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% in these rates, the value of future cash flows discounted to present value remains higher than Banco Santander's shareholders' equity.

The changes of goodwill in December, 31 2017, 2016 and 2015 were as follows:

Thousand of reais	2017	2016	2015

Balance at beginning of the year	28,355,039	28,332,719	28,270,955
Additions (loss):
Olé Consignado (Note 4.c)	-	-	62,800
Super (Note 4.c)	-	-	(1,036)
BW Guirapá (Note 4.c)	(22,320)	22,320	-
Banco PSA Finance Brasil S.A.	1,557	-	-
Ipanema Empreendimentos e Participações Ltda.	28,120	-	-
Others	1,860	-	-
Balance at end of the year	28,364,256	28,355,039	28,332,719
(1) In 2016 refers to goodwill of BW Guirapá. In 2015, the Banco Santander, through Aymoré CFI, became the controlling shareholder of Banco Bonsucesso Consignado, with 60% of capital.

15. Intangible assets - Other intangible assets

The details by asset category of the "other intangible assets" of the consolidated financial statements are as follow:

Cost	IT developments	Other assets	Total
Balance at December 31, 2014	4,577,074	356,868	4,933,942
Additions	607,642	3,647	611,289
Additions resulting mergers	759	1	760
Write-off	(11,282)	-	(11,282)
Transfers	28,307	37,200	65,507
Balance at December 31, 2015	5,202,500	397,716	5,600,216

Additions	652,490	18,395	670,885
Additions resulting mergers	250	89	339
Write-off	(450)	(10,202)	(10,652)
Additions / disposals (net) due to change in the scope of consolidation	4	-	4
Transfers	12,150	-	12,150
Balance at December 31, 2016	5,866,944	405,998	6,272,942

Additions	824,411	12,072	836,483
Write-off	(125,307)	(7,096)	(132,403)
Transfers	4,633	-	4,633
Balance at December 31, 2017	6,570,681	410,974	6,981,655

Accumulated amortization	IT developments	Other assets	Total
Balance at December 31, 2014	(2,464,273)	(233,532)	(2,697,805)
Additions	(413,450)	(46,861)	(460,311)
Additions resulting mergers	(115)	-	(115)
Write-off	10,169	-	10,169
Transfers	18,675	13,614	32,289
Balance at December 31, 2015	(2,848,994)	(266,779)	(3,115,773)

Additions	(304,046)	(24,005)	(328,051)
Additions resulting mergers	(249)	-	(249)
Write-off	141	10,202	10,343
Additions / disposals (net) due to change in the scope of consolidation	(1)	-	(1)
Transfers	32,167	3,427	35,594
Balance at December 31, 2016	(3,120,982)	(277,155)	(3,398,137)

Additions	(449,709)	(21,571)	(471,280)
Write-off	854	5,500	6,354
Transfers	17,402	464	17,866
Balance at December 31, 2017	(3,552,435)	(292,762)	(3,845,197)

Losses from non-recovery (Impairment) - IT
Balance at December 31, 2014	(285,834)	-	(285,834)
Impact on net profit (1)	(670,556)	(8,698)	(679,254)
Write-off	(38,412)	-	(38,412)
Balance at December 31, 2015	(994,802)	(8,698)	(1,003,500)

Impact on net profit	898	(6,736)	(5,838)
Transfers	16,193	143	16,336
Balance at December 31, 2016	(977,711)	(15,291)	(993,002)

Impact on net profit (2)	(306,110)	-	(306,110)
Write-off	441	-	441
Balance at December 31, 2017	(1,283,380)	(15,291)	(1,298,671)

Carrying amount
Balance at December 31, 2015	1,358,704	122,239	1,480,943
Balance at December 31, 2016	1,768,251	113,552	1,881,803
Balance at December 31, 2017	1,734,866	102,921	1,837,787

(1) In 2015, includes impairment loss of assets in the acquisition and development of software in the amount of R$674,780. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.

16. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2017	2016	2015

Customer relationships (1)	1,679,305	1,197,278	221,478
Prepayments and accrued income	784,456	690,814	1,383,476
Contractual guarantees of former controlling stockholders (Note 24.c.5)	707,130	814,925	789,974
Actuarial asset (Note 23)	198,188	153,661	-
Amounts receivable of covenants	-	-	8
Other receivables (2)	1,209,191	2,247,334	1,407,182
Total	4,578,270	5,104,012	3,802,118

(1) In 2015, the balance shown is net of provision for non-recoverable loss of the asset recorded for the purchase of rights to the provision of payroll services in the amount of R$534,281 recorded in "Impairment losses on other assets (net) - Others". The loss on the rights in the acquisition of payrolls was recorded due to the reduction of the expected return value in the management of payrolls and contracts break history.

(2) Corresponds mainly to receivables from third parties.

17. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2017	2016	2015

Classification:
Financial liabilities at amortized cost	79,374,685	78,634,072	69,451,498
Total	79,374,685	78,634,072	69,451,498

Type:
Deposits on demand (1)	306,081	314,112	144,596
Time deposits (2)	52,739,163	49,548,858	55,795,205
Repurchase agreements	26,329,441	28,771,102	13,511,697
Of which:
Backed operations with Private Securities (3)	-	446,429	84,573
Backed operations with Government Securities	26,329,441	28,324,673	13,427,124
Total	79,374,685	78,634,072	69,451,498

Currency:
Reais	56,562,950	51,339,830	33,056,128
Euro	407,814	576,994	528,465
US dollar	22,156,054	26,546,404	35,612,670
Other currencies	247,867	170,844	254,235
Total	79,374,685	78,634,072	69,451,498
(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.
(3) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 45-d contains a detail of the remaining maturity of financial liabilities at amortized cost.

18. Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2017	2016	2015

Classification:
Financial liabilities at amortized cost	276,042,141	247,445,177	243,042,872
Total	276,042,141	247,445,177	243,042,872

Type:
Demand deposits
Current accounts (1)	17,559,985	15,868,201	15,579,923
Savings accounts	40,572,369	36,051,476	35,984,838
Time deposits	146,817,650	94,478,875	89,986,025
Repurchase agreements	71,092,137	101,046,625	101,492,086
Of which:
Backed operations with Private Securities (2)	33,902,890	59,460,210	61,173,979
Backed operations with Government Securities	37,189,247	41,586,415	40,318,107
Total	276,042,141	247,445,177	243,042,872
(1) Non-interest bearing accounts.
(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

19. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2017	2016	2015

Classification:
Financial liabilities at amortized cost	70,247,012	99,842,955	94,658,300
Total	70,247,012	99,842,955	94,658,300

Type:
Real estate credit notes - LCI (1)	27,713,873	23,983,429	23,795,322
Eurobonds	1,992,828	7,721,646	13,465,373
Treasury Bills (2)	31,686,259	61,157,037	55,300,989
Agribusiness credit notes - LCA (3)	8,854,052	6,980,843	2,096,616
Total	70,247,012	99,842,955	94,658,300

Indexers:		Domestic	Abroad

Treasury Bills		97% to 108% of CDI	-
		100% of IGPM	-
		100% of IPCA	-
		Pre fixed: 10,05% to 17,74%	-
		104% to 105% of SELIC	-
Real estate credit notes - LCI		70% to 97% of CDI	-
		Pre fixed: 8,27% of 14,91%	-
		100% of IPCA	-
		100% of TR	-
Agribusiness credit notes - LCA		87% to 94% of CDI	-
Eurobonds		0,7% to 3%	0,72% to 15,70%

(1) Real Estate Credit Notes are fixed income securities pegged  by mortgages and mortgage-backed securities or liens on property. On December 31, 2017, have maturities between 2018 to 2026 (2016 - there are maturities between 2017 to 2026 and 2015 -  there are maturities between 2016 to 2020).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2017, have a maturity between 2018 to 2025 (2016 - have a maturity between 2016 to 2017 to 2025 and 2015 - there are maturities between 2016 to 2025).

(3) Agribusiness credit notes are fixed income securities in which resources are allocated to the promotion of agribusinessindexed between 86.0% to 94.0% of CDI. On December 31, 2017, its maturities dates are between 2018 to 2019 (12/31/2016 - there are maturities between 2017 to 2018 and 2015 -  there are maturities between 2016 to 2018).

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2017	2016	2015

Real	68,335,103	92,132,195	82,506,826
US dollar	1,911,909	7,645,542	11,180,678
Swiss Francs	-	-	603,889
Peso/Chile	-	-	135,388
Yen	-	-	35,743
Euro	-	65,218	195,776
Total	70,247,012	99,842,955	94,658,300

	Average interest (%)
Currency:	2017	2016	2015

Real	5.5%	11.7%	12.1%
US dollar	6.8%	3.7%	1.0%
Yen	-	0.0%	3.1%
Total	5.7%	11.3%	9.6%

The changes in the balance of Marketable debt instruments were as follows:

Thousand of reais	2017	2016	2015

Balance at beginning of the year	99,842,955	94,658,300	70,355,249
Issuances	59,663,420	50,313,469	72,936,057
Payments	(97,009,957)	(56,164,769)	(63,516,234)
Interest (Note 34)	7,901,199	12,212,922	10,047,874
Exchange differences and Others	(150,605)	(1,305,204)	4,835,354
Additions arising from acquisitions of companies	-	128,237	-
Balance at end of the year	70,247,012	99,842,955	94,658,300

On December 31, 2017, 2016 and 2015, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 45-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.y)
	Issuance	Maturity	Currency		2017	2016	2015

Eurobonds	2011	2016	USD	4.2%	-	-	3,268,431
Eurobonds (1)	2012	2016	CHF	3.3%	-	-	603,889
Eurobonds (1)	2013	2016	BRL	8.0%	-	-	1,255,841
Eurobonds (1)	2012	2016	CLP	4.6%	-	-	135,388
Eurobonds	2014	2016	USD	1,5% to 2,0%	-	-	192,583
Eurobonds (1)	2014	2016	JPY	1.8%	-	-	35,743
Eurobonds	2014	2017	USD	2,1% to 2,4%	-	-	27,473
Eurobonds	2015	2016	USD	0,4% to 3,0%	-	-	2,614,244
Eurobonds	2015	2018	USD	2.2%	40,333	39,727	47,598
Eurobonds	2015	2020	USD	2.9%	10,656	10,206	11,877
Eurobonds	2007	2017	BRL	FIDC	-	1,930	7,122
Eurobonds	2015	2016	BRL	1.6%	-	-	3,543
Eurobonds	2015	2016	EUR	0,8% to 1,0%	-	-	195,603
Eurobonds	2016	2017	USD	0,7% to 2,5%	-	3,408,932	-
Eurobonds	2017	2018	USD	Zero Coupon to 2,4%	1,195,668	-	-
Eurobonds	2017	2019	USD	Libor 3M + 1,0%	165,677	-	-
Eurobonds	2017	2024	USD	6,9% to 10,0%	541,487	-	-
Eurobonds	2012	2017	USD	4.6%	-	4,116,309	5,025,982
Others					39,007	144,542	40,056
Total					1,992,828	7,721,646	13,465,373

(1) On December 31, 2015 includes R$1,995,118 in cash flow hedge operations, being  R$1,255,841 indexed in Reais, R$603,889 indexed on foreign currency - Swiss Franc, R$R$135,388 in Chilean Peso and R$35,743 for market risk hedge operations, being R$35,743 (R$ 24,480) indexed to foreign currency - YEN.

20. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousand of reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2017	2016	2015

Subordinated Liabilities	Jun-06	Jul-16	R$1.500	105,0% CDI	-	-	4,196,347
Subordinated Liabilities	Oct-06	Sep-16	R$850	104,5% CDI	-	-	2,266,789
Subordinated Liabilities	jul-06 a out-06	Jul-16	R$447	104,5% CDI	-	-	1,230,505
Subordinated Liabilities	May-08	mai-15 a mai-18	R$283	CDI (2)	109,572	98,378	114,467
Subordinated Liabilities	mai-08 a jun-08	mai-15 a jun-18	R$268	IPCA (3)	409,658	367,868	289,196
Total					519,230	466,246	8,097,304
(1) Subordinated time deposits issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed by 100% and 112% of the CDI.
(3) Indexed by the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.4% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

Thousand of reais					Average Interest Rate (%)
Currency:		2017	2016	2015	2017	2016	2015

Real		519,230	466,246	8,097,304	7.5%	9.6%	14.6%
Total		519,230	466,246	8,097,304	7.5%	9.6%	14.6%

Changes in the balance of "Subordinated liabilities" in twelve-months period ended December 31, 2017, 2016 and 2015 were as follows:

					2017	2016	2015

Balance at beginning of year					466,246	8,097,304	7,294,077
Payments					-	(8,362,652)	(216,075)
Interest (Note 34)					52,984	731,594	1,019,302
Balance at end of year					519,230	466,246	8,097,304

Note 45-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 29.e), are as follows:

					2017	2016	2015
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	4,187,531	4,125,557	4,943,194
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	4,249,370	4,186,361	5,015,843
Total					8,436,901	8,311,918	9,959,037
(1) Interest quarterly paid from April 29, 2014.
(2) Interest semiannually paid from July 29, 2014.
(3) The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" in twelve-months period ended December 31, 2017, 2016 and 2015 were as follows:

					2017	2016	2015
Balance at beginning of the year					8,311,918	9,959,037	6,773,312
Interest payment Tier I (1)					273,123	276,587	277,024
Interest payment Tier II (1)					222,065	225,161	226,266
Exchange differences / Others					252,941	(1,447,196)	3,291,470
Payments of interest - Tier I					(344,867)	(379,039)	(347,201)
Payments of interest - Tier II					(278,279)	(322,632)	(261,834)
Balance at end of the year					8,436,901	8,311,918	9,959,037

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges". (Note 34)

22. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais					2017	2016	2015

Credit card obligations					32,049,712	25,420,237	20,611,690
Unsettled financial transactions (2)					3,905,236	3,829,374	5,814,199
Dividends payable					4,553,914	4,346,128	2,846,433
Tax collection accounts - Tax payables					1,077,860	1,157,386	879,834
Liability associated with the transfer of assets (Note 10.g)					428,248	774,673	190,333
Other financial liabilities (1)					2,245,765	1,351,301	1,730,156
Total					44,260,735	36,879,099	32,072,645

(1) On December 31, 2017, includes the financial liabilities in the amount of R$484 million  (2016 and 2015 - R$307 million) related to the put option's commitment of the shares held by Banco Bonsucesso and R$1,223 million (2016 and 2015 - R$950 million) related to the put option having as object the shares held by non-controlling of Getnet SA.

(2) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

Note 45-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

23. Provisions for pensions and similar obligations

On December 31, 2017 the balance of provisions for pension funds and similar obligations totaled R$3.923.457 (2016 - R$2,710,627 and 2015 - R$2,696,653).

ia. Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants  since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants  since July 23, 2010.

- Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

- Plan Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

- Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants  since March 10, 2010.

- Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plan

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2017 was R$86,449 (2016 - R$87,603).

It has 10 cases of lifetime income with benefits arising from the previous plan.

ii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

• HolandaPrevi’s Retirees (current corporate name of SantanderPrevi)

For the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

• Former employees of Banco Real S.A. (retiree by Circulars)

It grants entitlement to healthcare to former employees of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

• Bandeprev’s retirees

Health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

• Directors with Lifetime Benefits (Lifetime Directors)

Lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

• Free Clinic

Health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

• Life insurance for Banco Real’s retirees

For Retirees from Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Fundação Sudameris where cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial based in the present value of the current cost.

iii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 9.53% (2016 - 10.9% and 2015 - 12.3%).

- Cabesp, Law 9,656 and others obligations - 9.65% (2014 - 10.8% and 2014 - 12.03%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.0% (2016 - 4.5% and 2015 - 4.5%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5.0% (2016 - 5.0% and 2015 - 5.0%).

The funding status of the defined benefit obligations in 2017 and in the last 2 years are as follows:

Thousand of reais	2017	2016	2015

Present value of the obligations - Post-employment plans:
To current employees	796,243	770,423	753,697
Vested obligations to retired employees	21,205,366	19,998,703	16,772,102
	22,001,609	20,769,126	17,525,799

Less:
Fair value of plan assets	20,689,637	20,116,916	16,275,269
Unrecognized assets (1)	(1,090,682)	(969,162)	(963,031)
Provisions – Post-employment plans, net	2,402,654	1,621,371	2,213,561

Present value of the obligations - Other similar obligations:
To current employees	228,107	200,009	315,474
Vested obligations to retired employees	4,815,654	4,046,480	5,719,260
	5,043,761	4,246,489	6,034,734

Less:
Fair value of plan assets	3,721,147	3,310,895	5,673,071
Unrecognized assets (1)	-	-	(121,429)
Provisions – Other similar obligations, net	1,322,614	935,594	483,092

Total provisions for pension plans, net	3,725,268	2,556,965	2,696,653
Of which:
Actuarial provisions	3,923,457	2,710,627	2,696,653
Actuarial assets (note 16)	198,189	153,662	-
(1) Refers to fully funded plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousand of reais	Post-Employment Plans
	2017	2016	2015

Staff costs - Current service costs (note 41)	14,605	15,416	20,560
Interest and similar income and expenses - Interest cost (net) (notes 33 and 34)	70,429	120,524	187,650
Interest and similar income and expenses - Interest on unrecognized assets (notes 33 and 34)	105,832	117,981	95,652
Other movements	5,323	4,355	(2,607)
Total	196,189	258,276	301,255

Thousand of reais	Other Similar Obligations
	2017	2016	2015

Staff costs - Current service costs (note 41)	5,476	9,064	10,740
Interest and similar income and expenses - Interest cost (net) (notes 33 and 34)	99,575	38,064	124,469
Interest and similar income and expenses - Interest on unrecognized assets (notes 33 and 34)	-	14,608	-
Other movements	-	55,943	27
Total	105,051	117,679	135,236

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousand of reais	Post-Employment Plans
	2017	2016	2015

Present value of the obligations at beginning of year	20,769,126	17,525,799	17,891,352
Current service cost (Note 41)	14,605	15,416	20,560
Interest cost	2,170,639	2,046,949	1,877,942
Benefits paid	(1,834,681)	(1,679,794)	(1,530,082)
Actuarial (gains)/losses	871,308	2,844,733	(753,155)
Others	10,612	16,023	19,182
Present value of the obligations at end of year	22,001,609	20,769,126	17,525,799

Thousand of Reais	Other Similar Obligations
	2017	2016	2015

Present value of the obligations at beginning of year	4,246,489	6,034,734	6,077,521
Current service cost (Note 41)	5,476	9,064	10,740
Interest cost	447,653	703,874	653,206
Benefits paid	(339,538)	(465,029)	(421,429)
Actuarial (gains)/losses	683,681	1,330,371	(285,304)
Other (1)	-	(3,366,525)	-
Present value of the obligations at end of year	5,043,761	4,246,489	6,034,734

(1) In the fourth quarter of 2016, Banco Santander updated the procedures for recognizing its obligations to the entity CABESP, in accordance with its bylaws, which establishes the coverage of medical costs in the equality of proportion between associates and sponsor.

The changes in the fair value of the plan assets were as follows:

Thousand of reais	Post-Employment Plans
	2017	2016	2015

Fair value of plan assets at beginning of year	20,116,916	16,275,269	16,067,029
Interest (Expense) Income	2,100,211	1,926,424	1,690,293
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	268,309	1,589,517	(297,461)
Contributions/(surrenders)	38,883	2,001,806	298,198
Of which:
By the Bank	27,439	1,985,722	279,111
By plan participants	11,444	16,084	19,087
Benefits paid	(1,834,682)	(1,676,116)	(1,482,914)
Exchange differences and other items	-	16	124
Fair value of plan assets at end of year	20,689,637	20,116,916	16,275,269

Thousand of reais	Other Similar Obligations
	2017	2016	2015

Fair value of plan assets at beginning of year	3,310,895	5,673,071	4,906,977
Interest (Expense) Income	348,078	665,811	528,737
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	303,504	718,628	581,755
Contributions/(surrenders)	61,803	-	52,894
Of which:
By the Bank	61,803	-	52,894
Benefits paid	(303,133)	(3,746,615)	(397,292)
Fair value of plan assets at end of year	3,721,147	3,310,895	5,673,071

Opening of gains (losses) Actuarial from experience, financial assumptions and demographic hypotheses:

Thousand of reais	Post-Employment Plans
	2017	2016	2015
Experience Plan	686,204	(696,910)	(1,299,660)
Changes in Financial Assumptions	(1,557,689)	(2,135,189)	2,049,061
Changes in Financial Demographic	146	(12,773)	-
Gain (Loss) Actuarial - Obligation	(871,339)	(2,844,872)	749,401
Return on Investment, Return Unlike Implied Discount Rate	270,158	1,589,446	(297,271)
Gain (Loss) Actuarial - Asset	270,158	1,589,446	(297,271)
Changes in Surplus Uncollectible	(15,690)	-	-

Thousand of reais	Other Similar Obligations
	2017	2016	2015
Experience Plan	(303,396)	(1,116,845)	(433,550)
Changes in Financial Assumptions	(380,285)	(537,952)	718,854
Changes in Financial Demographic	-	(379)	-
Gain (Loss) Actuarial - Obligation	(683,681)	(1,655,176)	285,304
Return on Investment, Return Unlike Implied Discount Rate	303,504	718,628	581,755
Gain (Loss) Actuarial - Asset	303,504	718,628	581,755

The experience adjustments arising from plan assets and liabilities are shown bellow:

Thousand of reais	Post - Employment Plans
	2017	2016	2015

Experience in Net Assets Adjustments	268,309	1,589,517	(297,461)

	Other Similar Obligations
In thousand of reais	2017	2016	2015

Experience in Net Assets Adjustments	303,504	718,628	581,755

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

Thousand of reais	2017	2016	2015

Defined benefit plans uninsured	701,551	826,963	878,550
Defined benefit plans partially or totally covered	26,343,818	22,734,017	23,090,769

In 2018 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015

Equity instruments	4.60%	1.00%	0.48%
Debt instruments	94.70%	98.16%	98.54%
Properties	0.35%	0.30%	0.28%
Other	0.35%	0.54%	0.70%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$3,021,950 (2016 - R$4,900,380 and 2015 - R$2,503,610).

The following table shows the estimated benefits payable on December 31, 2017 for the next ten years:

Thousand of reais

2018			2,003,227
2019			2,076,856
2020			2,149,325
2021			2,221,682
2022			2,291,726
2023 to 2027			12,431,279
Total			23,174,095

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousand of Reais
		Sensitivity
		(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities		57,001	(63,510)
Effects on present value of obligation		597,410	(665,700)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans					Post - Employment Plans

						Duration (in years)
Banesprev Plans I						11.26
Banesprev Plans II						11.51
Banesprev Plans III						9.03
Banesprev Plans IV						13.86
Banesprev Plans V						8.82
Banesprev Pre-75						9.57
Sanprev I						6.46
Sanprev II						10.94
Sanprev III						9.46
Bandeprev Basic						9.46
Bandeprev Special I						6.75
Bandeprev Special II						6.61
SantanderPrevi						7.20
CACIBAN / DAB / DCA						6,87 / 5,82 / 6,41

Plans					Other Similar Obligations

Cabesp						13.02
Law 9656						-
Bandepe						14.47
Free Clinic						10.88
Lifetime officers						8.49
Circulars (1)						12,4 e 10,15
Life Insurance						7.64
(1) The duration 12.91 refers to the plan of Former Employees of Banco ABN Amro and 10.05 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2017		2016		2015
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.5%	9.7%	10.9%	10.8%	12.3%	12.0%
Rate Calculation of Interest Under Assets to the Next Year	9.5%	9.7%	10.9%	10.8%	12.3%	12.0%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
(1) For Banesprev II, V and Pré 75 plans.
(2) For Cabesp plans.

24. Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais				2017	2016	2015

Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 16)				707,131	814,925	789,974
Judicial and administrative proceedings				8,365,320	7,470,344	7,000,680
Of which:
Civil				2,522,005	1,842,549	1,986,602
Labor				3,448,388	3,138,645	2,501,426
Tax and Social Security				2,394,927	2,489,150	2,512,652
Others provisions (1)				991,008	780,595	922,370
Total				10,063,459	9,065,864	8,713,024
(1) In 2017, includes R$287,446 (2016 - R$450,284 and 2015 - R$301,447) relating to the expenses of projects aimed at improving operational productivity and efficiency.

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2017

	Pensions (2)	Other Provisions (1)	Total
Balance at beginning of year	2,710,626	9,065,864	11,776,490
Additions charged to income:
Interest expense and similar charges (Note 33 & 34)	275,836	-	275,836
Personnel Expenses (Note 41)	20,081	-	20,081
Additions to provisions	1,723	3,112,684	3,114,407
Other Comprehensive Income	1,028,090	-	1,028,090
Payments to external funds	(127,357)	-	(127,357)
Amount used	-	(2,123,483)	(2,123,483)
Transfer to other assets - actuarial assets (Note 16)	14,457	-	14,457
Transfers, exchange differences and other changes	-	8,394	8,394
Balance at end of year	3,923,456	10,063,459	13,986,915
(1) Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.
(2) For further information, see note 23. Provisions for pension funds and similar obligations.

Thousand of reais	2016

	Pensions (2)	Other Provisions (1)	Total
Balance at beginning of year	2,696,653	8,713,024	11,409,677
Additions charged to income:
Interest expense and similar charges (Note 34)	287,576	-	287,576
Personnel Expenses (Note 41)	24,480	-	24,480
Additions to provisions	60,309	2,645,764	2,706,073
Other Comprehensive Income	1,876,888	-	1,876,888
Payments to external funds	(2,074,873)	-	(2,074,873)
Amount used	-	(2,330,283)	(2,330,283)
Transfer to other assets - actuarial assets (Note 16)	(153,595)	-	(153,595)
Transfers, exchange differences and other changes	(6,812)	37,359	30,547
Balance at end of year	2,710,626	9,065,864	11,776,490
(1) Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.
(2) For further information, see note 23. Provisions for pension funds and similar obligations.

Thousand of reais	2015

	Pensions (2)	Other Provisions (1)	Total
Balance at beginning of year	3,869,728	7,257,716	11,127,444
Additions charged to income:
Interest expense and similar charges (Note 34)	404,171	-	404,171
Personnel Expenses (Note 41)	31,332	-	31,332
Additions to provisions	(3,912)	3,997,463	3,993,551
Payments to pensioners and early retirees with a charge to internal provisions	(47,682)	-	(47,682)
Payments to external funds	(354,534)	-	(354,534)
Amount used	-	(2,225,641)	(2,225,641)
Other Comprehensive Income	(1,202,450)	-	(1,202,450)
Transfers, exchange differences and other changes	-	(315,646)	(315,646)
Sale of companies (1)	-	(868)	(868)
Balance at end of year	2,696,653	8,713,024	11,409,677
(1) Refers substantially to provisions for tax risks and legal obligations and judicial and administrative proceedings for labor and civil actions.
(2) For further information, see note 23. Provisions for pension funds and similar obligations.

c) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are involved in lawsuits and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits whose the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings - Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,562. As a consequence, provisions were reversed in the amount of R$435,454. In the Statement of Income, a reversal of provisions was recorded, net of tax effects, in the total of R$96,129.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$342,104 can be done until January 2018. As a consequence of joining the program, it was recognized in the P&L expenses on the total amount of R$333,996, after tax effects.

The main lawsuits related to tax legal obligations, recorded in the heading "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,501,464 (2016 - R$3,290,900 and 2015 - R$3,015,147): Banco Santander and its subsidiaries filed lawsuits aiming to eliminate the application of Law 9,718/1998, which modified the calculation basis of PIS and Cofins applied to all revenues of legal entities and not only to those arising from services rendered and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, it was published the STF decision admitting the Extra common Appeal filed by the Federal Government regarding PIS and denying the move forward of the Extra common Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the lawsuit relating to Cofins is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The eligibility of PIS by Banco Santander and the eligibility of PIS and Cofins by the other controlled companies are pending of final judgment by the STF. In fiscal year 2015, with the decision of the STF, Banco Santander reversed the balance of the provision constituted to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$905,113 (2016 - R$851,744 and 2015 - R$795,859) – the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. The lawsuits are still pending of judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

•  Tax on Services  for Financial Institutions (ISS) - R$237,960 (2016 - R$621,437 and 2015 - R$755,211): The Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

• Social Security Contribution (INSS) - R$265,022 (2016 - R$266,391 and 2015 - R$527,111): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$714,604 (2016 – R$689,987 and 2015 – R$657,750): In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. In June 2015 , Bank and DTVM had obtained a non favorable decision at the Board of Tax Appeals (CARF). On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended December 31, 2017 totaled R$1,431,761 million. Based on the evaluation of legal advisors, it was constituted provision to lawsuits with risk of loss as probable.

c.2) Lawsuits and Administrative Proceedings - Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

c.3) Lawsuits and Administrative Proceedings - Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main lawsuits with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans – they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluationof loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of the agreement signed by the parties was submitted to the STF, which is responsible to decide about its viability.

The Management considers that the provision made are enough to cover the risks involved in the economic plans, considering the possible agreement which awaits the Supreme Court decision.

c.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$18,720 million, being the main lawsuits as follow:

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit  losses  because they fail to meet the relevant requirements under applicable law. As of December 31, 2017 the amount related to this challenge is approximately R$436 million.

•  INSS on Profit Sharing Payments – Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2017 the amounts related to these proceedings totaled approximately R$3,929 million.

• IRPJ and CSLL - Capital Gain -  the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2017 the amount related to this proceeding is approximately R$292 million.

• 'Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of December 31, 2017,the balance was approximately R$1,332 million.

• Goodwill amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On December 31, 2017, the balance was approximately R$609 million.

• Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On December 31, 2017, the figure was R$2,230 million.

The labor claims with classification of loss risk as possible totaled R$28.71 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extra common appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extra common appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible R$1,356 million, being the main processes as follows:

Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça)

Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

Lawsuit arising out of a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

c.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of  R$698,141, R$2,607 and R$6,381 (2016 -R$810,383, R$712 and R$3,830 and 2015 - R$785,837, R$890 and R$3,247),  with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

25. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2017	2016	2015

Operating Profit Before Tax	14,513,684	16,383,902	(3,215,718)
Interest on capital (1)	(3,800,000)	(3,850,000)	(1,400,000)
Operating Profit Before Tax	10,713,684	12,533,902	(4,615,718)
Rates (25% income tax and 20% social contribution tax in 2015)	(4,821,158)	(5,640,256)	2,077,073
PIS and COFINS (net of income and social contribution taxes) (2) (8)	(1,427,960)	(1,641,181)	1,861,767
Non-taxable/Non-deductible:
Equity in affiliates	32,198	21,392	52,340
Goodwill(3)	(669,963)	(734,952)	(1,252,578)
Exchange variation - foreign branches (4)	440,857	(3,561,133)	5,913,741
Net Indeductible Expenses of Non-Taxable Income (8)	194,737	-	-
Adjustments:
Constitution of income and social contribution taxes on temporary differences (5)	1,138,005	605,058	1,266,588
Effects of change in rate of social contribution taxes (6)(7)	(1,427,667)	(613,202)	52,145
Other adjustments (7)	1,165,315	2,645,290	3,078,468
Income taxes	(5,375,636)	(8,918,984)	13,049,544
Of which:
Current tax (8)	(4,969,241)	(3,575,099)	3,631,631
Deferred taxes	(406,395)	(5,343,885)	9,417,913
Taxes paid in the year	(3,280,230)	(4,240,115)	(1,170,020)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the financial statements and deducted from the shareholders’ equity since it is considered as dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 they are recorded as income taxes.

(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a permanent and definitive difference. Administration in this case the possibility of loss on impairment or disposal is remote and only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore deferred tax liability is not record.

(4) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/ deductible (see details below).
(5) In 2015, includes the increase in CSLL tax rate

(6) Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%, as well as the effect of the additional 5% applicable to financial institutions, valid until the end of 2018.

(7) In 2016, includes the IAS 21 amounted to R$575.131 (see Hedge of Investments Abroad below) and non-taxable income/non-deductible expenses R$349.120.
(8) Includes mainly the tax effect on expenses with donations, revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

Cofins (8)

In June 2015, Banco Santander recorded the reversal of legal liabilities (recorded in the heading of tax liabilities - current) amounted to R$7,950 million related to Cofins. On the Consolidated Income Statements the registration occurred in the heading "Interest expense and similar charges" amounted to R$2,057 million and "Income Taxes", amounted to R$5,893 million (Note 23-c.1). Such gain taxed at the current rates of IR and CSLL, resulted in a R$3,180 of tax expense also recorded in the heading "Income taxes."

With this decision handed down on the lawsuits , the Bank also recognizes the right to offset COFINS paid in the period 1999-2006, in the heading Income taxes of R$381,597 and Interest and similar income update as to tax offset the amount of R$383,560. The amount of taxes on these revenues amounted to R$306,102.

Tax Hedge of Grand Cayman and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable. The purpose of these derivatives is to protect net income after taxes.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the exercise ended December 31, 2017 resulted in gain of R$893 million (2016 - loss R$7,408 million and 2015 - gain R$14,779). On the other hand, derivative contracts contracted to cover these positions generated a loss recorded on "Gains (losses) on financial assets and liabilities" of R$1,703 million (2016 - gain R$14,123 million and 2015 - loss R$26,311 million). The tax effect of these derivatives impacted the line of "income tax", generating a gain of R$810 million (2016 - loss R$6,715 million and 2015 - gain R$11,532), composed of R$80 million (2016 - R$657 million and 2015 - R$1,223 million) of PIS / Cofins and R$730 million (2016 - R$6,058 million and 2015 R$10,308 million) of IR / CSLL.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais				2017	2016	2015

Operating Profit Before Tax				14,513,684	16,383,902	(3,215,718)
Income tax				5,375,636	8,918,984	(13,049,544)
Effective tax rate (1)				37.04%	54.44%	405.80%

(1) In 2017, 2016 and 2015, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) the effective tax rate would have been 40.4%, 27.1% and -18.3%, respectively. In 2015 there were the gain on the Cofins lawsuit (see disclosure above), which excluding the effects the effective tax rate would be 19.1%.

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais				2017	2016	2015

Tax credited to equity				3,373,984	2,955,552	4,943,957
Measurement of available-for-sale securities				1,016,121	963,990	2,743,797
Measurement of cash flow hedges				1,063	4,145	267,511
Measurement of investment hedges				562,353	562,353	1,137,484
Defined benefit plan				1,794,447	1,425,064	795,165
Tax charged to equity				(2,541,177)	(1,795,115)	(1,255,867)
Measurement of available-for-sale securities				(2,426,459)	(1,701,732)	(1,251,773)
Measurement of cash flow hedges				(111,134)	(87,929)	(2,250)
Defined benefit plan				(3,584)	(5,454)	(1,844)
Total				832,807	1,160,437	3,688,090

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais				2017	2016	2015

Tax assets:				24,778,078	24,437,112	30,575,504
Of which:
Temporary differences (1)				23,375,600	23,398,886	29,538,257
Tax loss carry forwards				866,579	382,867	381,888
Social contribution taxes 18%				535,899	655,359	655,359
Total deferred tax assets				24,778,078	24,437,112	30,575,504

Tax liabilities:				2,496,531	1,268,037	817,125
Of which:
Excess depreciation of leased assets				124,909	144,623	185,531
Adjustment to fair value of trading securities and derivatives				2,371,622	1,123,414	631,594
Total deferred tax liabilities				2,496,531	1,268,037	817,125

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

Based on a technical study for the realization of deferred tax assets and liabilities drawn up by Banco Santander´s Management, these tax credits should be accounted to the extent that it becomes probable that future taxable profit will allow their recovery. In the case of Tax Loss it was considered the limit of 30% to be used of the taxable profit of each period. The controlled companies has not presented any deferred tax liabilities not accounted on 2017, 2016 and 2015.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2017

Tax assets:	24,437,112	668,483	254,733	(620,401)	38,151	24,778,078
Temporary differences	23,398,886	304,231	254,733	(620,401)	38,151	23,375,600
Tax loss carry forwards	382,867	483,712	-	-	-	866,579
Social contribution taxes 18%	655,359	(119,460)	-	-	-	535,899
Tax liabilities:	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Temporary differences	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Total	23,169,075	406,395	(327,630)	(999,094)	32,801	22,281,547

Thousand of reais	Balances at December 31, 2015	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2016

Tax assets:	30,575,504	(5,318,219)	(1,580,025)	652,599	107,253	24,437,112
Temporary differences	29,538,257	(5,319,198)	(1,580,025)	652,599	107,253	23,398,886
Tax loss carry forwards	381,888	979	-	-	-	382,867
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Tax liabilities:	817,125	25,666	947,628	(523,182)	800	1,268,037
Temporary differences	817,125	25,666	947,628	(523,182)	800	1,268,037
Total	29,758,379	(5,343,885)	(2,527,653)	1,175,781	106,453	23,169,075

Thousand of reais	Balances at December 31, 2014	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balances at December 31, 2015

Tax assets:	20,038,000	8,866,221	1,575,891	93,991	1,401	30,575,504
Temporary differences	18,333,315	9,535,994	1,575,891	93,991	(934)	29,538,257
Tax loss carry forwards	1,049,326	(669,773)	-	-	2,335	381,888
Social contribution taxes 18%	655,359	-	-	-	-	655,359
Tax liabilities:	312,420	(551,692)	962,406	93,991	-	817,125
Temporary differences	312,420	(551,692)	962,406	93,991	-	817,125
Total	19,725,580	9,417,913	613,485	-	1,401	29,758,379
(1) It relates to tax recognized in equity.
(2) In 2017, it mainly refers to net of deferred taxes amounted to R$(241,708) (2016 - R$129,147 and 2015 - R$93,991), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%

2018	2,061,152	650,509	535,899
2019	3,995,868	88,249	-
2020	4,807,491	59,473	-
2021	4,522,575	36,269	-
2022 to 2024	4,939,011	7,471	-
2025 to 2026	2,486,246	19,112	-
2026 to 2027	563,257	5,496	-
Total	23,375,600	866,579	535,899

Projections of future taxable income include estimates referring to macroeconomic variables, exchange rate and interest rate fluctuations, the history of recent tax losses, among others, which may vary from the actual amounts.

f) Current Taxes

The current tax assets refers to the balance of Income, Social Contribution Taxes, PIS/COFINS Offset.

26. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais		2017	2016	2015

Accrued expenses and deferred income (1)		3,036,374	2,925,598	2,480,666
Transactions in transit		980,501	916,844	900,089
Provision for share-based payment		270,626	212,384	186,526
Liabilities for insurance contracts		1,587,603	1,584,303	1,365,793
Other (2)		2,138,817	2,559,970	1,917,122
Total		8,013,921	8,199,099	6,850,196
(1) Corresponds, mainly, to payments to be made - personnel expenses.
(2) Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.
(3) Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

27. Other Comprehensive Income

The balances of Other Comprehensive Income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Other Comprehensive Income as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this heading, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another heading.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Financial assets - available-for-sale

Other Comprehensive Income - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Available-for-sale financial assets on December 31, 2017, 2016 and 2015 is as follows:

Thousand of reais			2017
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	1,616,486	(6,942)	1,609,544	79,462,303
Private-sector debt securities	10,694	(2,227)	8,467	5,254,444

Equity instruments
Domestic	230,722	(35,159)	195,563	1,106,637
Of which:
Listed	156,236	(5,322)	150,914	965,547
Unlisted	74,486	(29,837)	44,649	141,090
Total	1,857,902	(44,328)	1,813,574	85,823,384

Thousand of reais			2016
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	454,609	(31,288)	423,321	50,384,382
Private-sector debt securities	101,593	(6,501)	95,092	5,445,190

Equity instruments
Domestic	220,535	(72,758)	147,777	1,985,473
Of which:
Listed	147,844	(50,269)	97,575	1,024,505
Unlisted	72,691	(22,489)	50,202	960,968
Total	776,737	(110,547)	666,190	57,815,045

Thousand of reais			2015
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,110	(2,692,507)	(2,690,397)	57,720,858
Private-sector debt securities	10,585	(67,277)	(56,692)	9,382,416

Equity instruments
Domestic	213,299	(111,627)	101,672	1,162,332
Of which:
Listed	119,436	(99,357)	20,079	77,299
Unlisted	93,863	(12,270)	81,593	1,085,033
Total	225,994	(2,871,411)	(2,645,417)	68,265,606

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument subject to analysis are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Other Comprehensive Income. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written-off through its fair value.

b) Cash flow hedges

Other Comprehensive Income—Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 9).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged objects.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations. In 2017 this hedge was discontinued (Note 9.a5). In 2016 and 2105, no ineffective portion was identified (Note 9.a5).

Other Comprehensive Income—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

28. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais		2017	2016	2015

Santander Leasing S.A. Arrendamento Mercantil		395	441	421
Santander Brasil Advisory Services S.A		-	529	516
Super Pagamentos e Administração de Meios Eletrônicos S.A.		-	-	14,664
Getnet S.A.		206,105	168,863	176,278
Olé Consignado S.A.		82,432	30,425	5,014
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros		-	318,498	238,169
BW Guirapá S.A.		-	68,691	-
Banco PSA Finance Brasil S.A.		147,295	138,057	-
Ipanema Empreendimentos e Participações Ltda.		667	-	-
Total		436,894	725,504	435,062

Thousand of reais				2017	2016	2015

Profit attributable to non-controlling interests				213,984	130,355	50,086
Of which:
Santander Leasing S.A. Arrendamento Mercantil				48	41	38
Santander Brasil Advisory Services S.A				-	34	49
Super Pagamentos e Administração de Meios Eletrônicos S.A.				-	-	(2,379)
Getnet S.A.				48,842	27,209	35,932
Olé Consignado S.A.				53,286	5,432	4,996
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros				92,365	98,717	10,859
BW Guirapá S.A.				(776)	(2,957)	-
Banco PSA Finance Brasil S.A.				19,884	1,879	-
Ipanema Empreendimentos e Participações Ltda.				335	-	-
Other companies				-	-	591

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais				2017	2016	2015

Balance at beginning of year				725,504	435,062	380,173
Additions / disposals (net) due to change in the scope of consolidation (1) (2)				(660,230)	159,469	16,608
Incorporation / Acquisition				296,184	-	-
Dividends paid / Interest on Capital				(133,641)	(18,140)	(2,754)
Capital increase (3)				-	20,000	-
Profit attributable to non-controlling interests				213,984	130,355	50,086
Transition Adjustments to the amendments to the IAS 19				(1,790)	(1,604)	5,916
Others				(3,117)	362	(14,967)
Balance at end of year				436,894	725,504	435,062
(1) In 2017 refers mainly to the participation of non-controlling shareholders of BW Guirapá, in 2016 refers to BW Guirapá and Banco PSA Finance Brasil, in 2015 refers to Super.
(2) Includes the acquisition of the shares representing the remaining 50% of the voting capital of Super by Aymoré CFI (note 4.b).
(3) Increase in the share capital of Olé Consignado.

29. Shareholders’ equity

a) Capital

According to the by-laws, Banco Santander's share capital may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2017			2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	66,207	91,779	157,986	67,498	92,949	160,447
Foreign residents	3,752,488	3,588,057	7,340,545	3,783,473	3,619,163	7,402,636
Total shares	3,818,695	3,679,836	7,498,531	3,850,971	3,712,112	7,563,083
(-) Treasury shares	(5,845)	(5,845)	(11,690)	(25,786)	(25,786)	(51,572)
Total outstanding	3,812,850	3,673,991	7,486,841	3,825,185	3,686,326	7,511,511

	Thousand of shares
				2015
				Common	Preferred	Total
Brazilian residents				56,306	81,280	137,586
Foreign residents				3,794,666	3,630,833	7,425,499
Total shares				3,850,972	3,712,113	7,563,085
(-) Treasury shares				(20,218)	(20,218)	(40,436)
Total outstanding				3,830,754	3,691,895	7,522,649

In 2015, issuance costs of the Global Offering of Shares held in October 2009, have been reclassified from Capital to Reserves heading for a better presentation amounted to R$193,616.

b) Dividends and Interest on Capital

According to the Bank’s by-laws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the annual shareholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) financial statements or earning reserves shown in the last financial statement; or (ii) financial statements issued in the period shorter than 6 months, since the total dividends paid in each half of the fiscal year shall do not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

	2017
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5427
Intercalary Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (5) (6)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000

(1) Established by the Board of Directors in April 2017, Common Shares -  R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes, and was paid  from May 26, 2017 without any compensation as monetary correction.

(2) Established by the Board of Directors in July 2017, Common Shares -  R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes, and was paid  from August 25, 2017 without any compensation as monetary correction.

(3) Established by the Board of Directors in July 2017, Common Shares -  R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes, and was paid  from October 26, 2017 without any compensation as monetary correction.

(4) Established by the Board of Directors in December 2017, and will be paid from February 26, 2018 without any compensation as monetary correction.

(5) Established by the Board of Directors in December 2017, Common Shares - R$248.9101, preferred  - R$273.8011 and Units - R$522.7112  net of taxes, will be paid  from  February 26, 2018 without any compensation as monetary correction..

(6) The amount of interest on shareholders' equity and interim dividends will be fully charged to the mandatory dividends for the year 2017.

	2016
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (4)	500,000	63.4290	69.7719	133.2009
Intermediate Dividends (2) (5)	700,000	88.8309	97.7140	186.5448
Intercalary Dividends (2) (5)	700,000	88.8309	97.7140	186.5448
Interest on Capital (3) (5)	3,350,000	425.1192	467.6311	892.7503
Total	5,250,000
(1) Established by the Board of Directors in June 2016, Common Shares - R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.
(2) Established by the Board of Directors in December 2016.
(3) Established by the Board of Directors in December 2016, Common Shares- R$361.3513, preferred - R$397.4864 and Units - R$758.8377 net of taxes.
(4) 'The amount of the interest on capital were fully input into the mandatory dividends for the year 2016 and were be paid from August 26, 2016 without any compensation as monetary correction.

(5) The amount of intermediate, intercalary dividends and interest on capital will be fully attributed to supplementary and mandatory dividends for the year 2016 and will be paid from February 23, 2017, without any compensation to the restatement.

	2015
	Thousand of reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Intercalary Dividends (1) (3)	150,000	18.9474	20.8421	39.7895
Intermediary Dividends (2) (4)	3,050,000	385.8116	424.3927	810.2043
Intercalary Dividends (3) (7)	1,600,000	202.7412	223.0153	425.7564
Interest on Capital (4) (7)	1,400,000	177.3985	195.1384	372.5369
Total	6,200,000
(1) Established by the Board of Directors in March 2015.
(2) Established by the Board of Directors in September 2015.
(3) Established by the Board of Directors in December 2015.
(4) Established by the Board of Directors in December 2015, Common Shares - R$150.7887, preferred - R$165.8676 and Units - R$316.6563 net of taxes.

(5) 'The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from August 28, 2015, without any compensation as monetary update.

(6) The amount of the interim dividend were fully attributed to supplementary and mandatory dividends, respectively, for the year 2015 and were paid from October 05, 2015, without any compensation as monetary update.

(7) 'The amount of  the interim dividends and interest on capital were fully input into the mandatory dividends for the year 2015 and were paid from February 25, 2016, without any compensation as monetary update.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for equalization dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

In the meeting held on November 01, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373.269.828 common shares and 401.074.242  preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

	2017		2016		2015
	Quantity	Quantity		Quantity
	Units	Units	ADRs	Units	ADRs
Treasury shares at beginning of the period	25,786	7,080	13,138	16,531	13,081
Shares Acquisitions	12,768	14,284	-	13,873	57
Cancellation of Shares (1)(2)(3)	(32,276)	13,138	- 13,138	(18,879)	-
Payment - Share-based compensation	(4,505)	(8,716)	-	(4,446)	-
Treasury shares at end of the period	1,773	25,786	-	7,080	13,138
Balance of Treasury Shares in thousand of reais (2)	R$ 148,246	R$ 513,889	R$ 0	R$ 106,764	R$ 317,094
Emission Costs in thousands of Reais	R$ 194	R$ 145	R$ 0	R$ 95	R$ 0
Balance of Treasury Shares in thousands of reais	R$ 148,440	R$ 514,034	R$ 0	R$ 106,859	R$ 317,094

Cost/Market Value	Units	Units	ADRs	Units	ADRs
Minimum cost	R$ 7.55	R$ 7.55	US$ 4,37	R$ 11.01	US$ 4,37
Weighted average cost	R$ 24.41	R$ 19.93	US$ 6,17	R$ 14.28	US$ 6,17
Maximum cost	R$ 32.29	R$ 26.81	US$ 10,21	R$ 18.51	US$ 10,21
Market value	R$ 27.64	R$ 28.32	US$ 8,58	R$ 16.04	US$ 3,89
(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

(2) Extraordinary General Meeting held on December 14, 2015 the cancellation of 18,878,954 Units was approved (18,878,954 ON and 18,878,954 PN totaling 37,757,908 treasury shares) equivalent to R$268,573.

(3)At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominatives and without value which represent the Banco Santander´s capital.

Additionally, in the year ended December 31, 2017, treasury shares were sold, that resulted in a loss of R$2,498 (2016 - R$11,574 and 2015 - R$3,918) recorded directly in equity in capital reserves.

30. Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

			2017	2016	2015

Profit attributable to the Parent			8,924,064	7,334,563	9,783,740

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares			1,133.43	929.93	1,236.96
Preferred shares			1,246.77	1,022.92	1,360.66
Net Profit attributable - Basic (Brazilian Reais)
Common shares			4,332,026	3,560,288	4,748,896
Preferred shares			4,592,038	3,774,275	5,034,844

Weighted average shares outstanding - Basic
Common shares			3,822,057	3,828,555	3,839,159
Preferred shares			3,683,145	3,689,696	3,700,299

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

		2017	2016	2015

Profit attributable to the Parent		8,924,064	7,334,563	9,783,740

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares		1,132.44	929.03	1,235.79
Preferred shares		1,245.69	1,021.93	1,359.36
Net Profit attributable - Basic (Brazilian Reais)
Common shares		4,331,955	3,560,222	4,748,810
Preferred shares		4,592,109	3,774,341	5,034,930

Weighted average shares outstanding (in thousand) - Diluted
Common shares		3,825,313	3,832,211	3,842,744
Incremental shares from stock options granted under Stock Option Plan - Units		3,257	3,656	3,585

Preferred shares		3,686,401	3,693,352	3,703,884
Incremental shares from stock options granted under Stock Option Plan - Units		3,257	3,656	3,585

31. Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through income statement, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (highlighting the Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives traded over the counter, the valuation (primarily swaps and options) usually uses observable market data, such as: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments aforementioned, it is used the Black-Scholes Model (exchange rate options, interest rate options; caps and floors) and the present value method (discount of future values by market curves).

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in a active market were classified as Level 3. These are composed by exotic derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2017, 2016 and 2015, classified based on several measurement methods adopted by the Bank to determine their fair value:

Thousand of reais		2017
	Level 1 (1)	Level 2 (1)	Level 3	Total

Financial assets held for trading	34,380,542	18,059,034	-	52,439,576
Debt instruments	33,891,360	988,321	-	34,879,681
Equity instruments	489,182	588	-	489,770
Derivatives	-	17,070,125	-	17,070,125
Financial assets designated at fair value through profit or loss	1,593,951	64,738	33,368	1,692,057
Debt instruments	1,593,951	64,738	-	1,658,689
Equity instruments	-	-	33,368	33,368
Financial assets - available-for-sale	79,301,016	6,382,225	140,143	85,823,384
Debt instruments	78,335,629	6,381,118	-	84,716,747
Equity instruments	965,387	1,107	140,143	1,106,637
Hedging derivatives (assets)	-	192,763	-	192,763
Financial liabilities held for trading	32,808,392	16,514,154	-	49,322,546
Derivatives	-	16,514,154	-	16,514,154
Short positions	32,808,392	-	-	32,808,392
Hedging derivatives (liabilities)	-	163,332	-	163,332

Thousand of reais				2016
			Level 1	Level 2	Level 3	Total

Financial assets held for trading			59,410,908	25,462,755	-	84,873,663
Debt instruments			59,034,363	960,583	-	59,994,946
Equity instruments			376,545	21,916	-	398,461
Derivatives			-	24,480,256	-	24,480,256
Financial assets designated at fair value through profit or loss			1,597,660	76,035	37,509	1,711,204
Debt instruments			1,592,714	76,035	-	1,668,749
Equity instruments			4,946	-	37,509	42,455
Financial assets - available-for-sale			51,160,044	5,703,389	951,612	57,815,045
Debt instruments			50,172,609	5,656,963	-	55,829,572
Equity instruments			987,435	46,426	951,612	1,985,473
Hedging derivatives (assets)			-	222,717	-	222,717
Financial liabilities held for trading			31,694,269	19,925,600	-	51,619,869
Derivatives			-	19,925,600	-	19,925,600
Short positions			31,694,269	-	-	31,694,269
Hedging derivatives (liabilities)			-	311,015	-	311,015

Thousand of reais				2015
			Level 1	Level 2	Level 3	Total

Financial assets held for trading			24,952,744	25,583,987	-	50,536,731
Debt instruments			24,579,100	614,498	-	25,193,598
Equity instruments			373,644	31,329	-	404,973
Derivatives			-	24,938,160	-	24,938,160
Financial assets designated at fair value through profit or loss			1,420,332	86,238	573,664	2,080,234
Debt instruments			1,420,332	86,238	-	1,506,570
Equity instruments			-	-	573,664	573,664
Financial assets - available-for-sale			56,497,320	10,910,469	857,817	68,265,606
Debt instruments			56,250,013	10,853,261	-	67,103,274
Equity instruments			247,307	57,208	857,817	1,162,332
Hedging derivatives (assets)			-	1,312,202	-	1,312,202
Financial liabilities held for trading			20,047,631	22,340,137	-	42,387,768
Derivatives			-	22,340,137	-	22,340,137
Short positions			20,047,631	-	-	20,047,631
Hedging derivatives (liabilities)			-	2,376,822	-	2,376,822

Movements in fair value of Level 3

The following tables demonstrate the movements during 2017, 2016 and 2015 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Thousand of reais	Fair Value 2016	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2017

Financial assets designated at fair value through profit or loss	37,509	(2,555)	-	-	(1,586)	33,368
Financial assets - available-for-sale	951,612	18,474	-	-	(829,943)	140,143

Thousand of reais	Fair Value 2015	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2016

Financial assets designated at fair value through profit or loss	573,664	2,806	(14,345)	111	(524,727)	37,509
Financial assets - available-for-sale	857,817	(60,934)	(3,085)	461,185	(303,371)	951,612

Thousand of reais	Fair Value 2014	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions	Settled	Fair value 2015

Financial assets held for trading	3,329	-	-	-	(3,329)	-
Financial assets designated at fair value through profit or loss	902,794	(329,130)	-	-	-	573,664
Financial assets - available-for-sale	897,956	(58,008)	-	54,785	(36,916)	857,817

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2017, 2016 and 2015:

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 5)	33,831,521	33,914,021	-	33,914,021	-
Investments Held-to-Maturity (note 7)	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	32,300,095	32,300,095	-	32,300,095	-
Loans and advances to customers (note 10)	272,420,157	275,647,324	-	-	275,647,324
Loans and receivables - Debt instruments (note 7)	17,616,515	17,127,511	-	17,127,511	-
Total	366,382,742	369,576,068	7,251,246	86,677,498	275,647,324

Thousand of reais				2016
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 5)	46,371,814	46,341,971	-	46,341,971	-
Investments Held-to-Maturity (note 7)	10,048,761	10,555,437	6,942,173	3,613,264	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	27,762,473	27,757,607	-	27,757,607	-
Loans and advances to customers (note 10)	252,002,774	253,860,027	-	-	253,860,027
Loans and receivables - Debt instruments (note 7)	16,283,259	16,003,885	-	16,003,885	-
Total	352,469,081	354,518,927	6,942,173	93,716,727	253,860,027

Thousand of reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 5)	31,316,917	31,310,136	-	31,310,136	-
Investments Held-to-Maturity (note 7)	10,097,836	9,257,519	5,698,211	3,559,308	-
Loans and receivables:
Loans and amounts due from credit institutions (note 6)	42,422,638	42,381,130	-	42,381,130	-
Loans and advances to customers (note 10)	252,033,449	251,319,173	-	-	251,319,173
Loans and receivables - Debt instruments (note 7)	11,812,701	11,457,378	-	11,457,378	-
Total	347,683,541	345,725,336	5,698,211	88,707,952	251,319,173

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31 , 2017, 2016 and 2015:

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 17)	79,068,604	79,068,564	-	-	79,068,564
Customer deposits (note 18)	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities (note 19)	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated liabilities (note 20)	519,230	528,799	-	-	528,799
Debt Instruments Eligible to Compose Capital (note 21)	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities (note 22)	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

Thousand of reais				2016
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 17)	78,319,960	78,323,271	-	-	78,323,271
Customers (note 18)	231,079,303	231,125,526	-	-	231,125,526
Marketable debt securities (note 19)	99,842,955	99,671,288	-	7,321,870	92,349,418
Subordinated liabilities (note 20)	466,246	452,439	-	-	452,439
Debt Instruments Eligible to Compose Capital (note 21)	8,311,918	8,311,918	-	8,311,918	-
Other financial liabilities (note 22)	36,879,099	35,622,099	-	-	35,622,099
Total	454,899,481	453,506,541	-	15,633,788	437,872,753

Thousand of reais				2015
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 17)	69,306,902	69,307,617	-	-	69,307,617
Customers (note 18)	227,462,949	227,422,985	-	-	227,422,985
Marketable debt securities (note 19)	94,658,300	95,486,114	-	13,712,057	81,774,057
Subordinated liabilities (note 20)	8,097,304	8,142,296	-	-	8,142,296
Debt Instruments Eligible to Compose Capital (note 21)	9,959,037	9,959,037	-	9,959,037	-
Other financial liabilities (note 22)	32,072,645	30,815,646	-	-	30,815,646
Total	441,557,137	441,133,695	-	23,671,094	417,462,601

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from clients – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the average interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to highlight that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Client deposits  – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Debt and Subordinated Securities and Debt Instruments Eligible to Compose Capital  – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 2.e.

32. Operational Ratios

Financial institutions are required to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit, market and operational risk.

The minimum Regulatory Capital requirement (PR) was 11% until December 31, 2015, reducing gradually to 8% on January 1, 2019.The minimum Regulatory Capital requirement until December 31, 2016 is 9.875%. The minimum Total Capital Tier I requirement is 6% from January 1, 2015 and the minimum Principal Capital requirement is 4.5% from October 1, 2013.

In July 2008, the regulations governing the measurement of regulatory capital came into force under the Basel II Standardized Approach. These regulations were revoked by Resolution 4,192/2013 and Resolution 4,278/2013, which came into effect in October 2013. Also, Resolutions 4,193 and 4,281 of 2013, which establish the model for calculating minimum requirements for Reference Equity (PR), of Level I and Principal Capital. These Resolutions determine that the composition of the Referential Equity be made through equity, subordinated debt, hybrid capital instruments. The index is calculated on a consolidated basis, as shown below:

			Financial Conglomerate
Thousand of reais			2017 (1)	2016 (1)	2015 (2)

Tier I Regulatory Capital			56,386,001	56,264,021	52,785,049
Principal Capital			52,196,893	52,136,837	47,840,179
Supplementary capital			4,189,108	4,127,184	4,944,870
Tier II Regulatory Capital			4,250,447	4,280,864	5,182,065
Regulatory Capital (Tier I and II)			60,636,448	60,544,885	57,967,114
Required Regulatory Capital			383,132,693	36,669,570	40,531,194
Portion of Credit Risk (3)			324,696,458	31,309,944	36,355,897
Market Risk Portions (4)			25,857,109	2,388,626	2,300,969
Operational Risk Portion			32,579,126	2,971,000	1,874,328
Basel I Ratio			14.7	15.2	14.3
Basel Principal Capital			13.6	14.0	13.0
Basel			15.8%	16.3%	18.2%
(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudential.
(2) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(3) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, Bacen Circular 3,770 of October 29,2015, which amending Circular 3,644 of March 4, 2013.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

The risk activity is ruled by the following basic principles, which are aligned with the strategy and business model of the Santander Group, and takes into account the recommendations of the supervisory authorities, regulators and the best market practices.

• Integration in the Culture of Risks;

• Management Involvement;

• Independence of the Risk Function;

• Formulation of Risk Appetite;

• Fully Risk Consideration;

• Anticipation and Predictability;

• Common Management Instruments;

• Decision and Collegiate Bodies;

• Organizational structure;

• Limits Authority and Responsibilities;

• Risks Limitation;

• Efficient Information Channels.

The fundamental principles ruling the risk governance model are:

• Independence of the risk function in relation to the business area;

• Management involvement in decision-making;

• Collegiate decisions and consensus on credit operations.

Based on these principles, the governance structure of the decision-making process is composed of committees that act according to pre-defined levels of authority. The CER - Executive Risk Committee is the local decision forum with representatives of Bank Management, including the CEO, the risk vice president and the other members of the executive committee. The main attributions of this Committee are:

• Follow the evolution of credit and market portfolios;

• Decide on credit proposals;

• Define and follow the Risk Appetite fulfilment;

• Define the actions regarding the recommendations formulated by the local regulator;

• Approve the risk regulation as well as the changes in risk policies that impact revenues, margin or provision expenses.

The Capital Policies of Banco Santander establish the general guidelines that should rule the areas involved operations in the capital management and control processes.

The content is structured as follows:

• Strategic Capital Policies;

• Capital Management and Control Policies;

• Operational Capital Policies;

• Organizational Structure and Governance Policies.

All processes related to capital issues follow a governance of approval that is aligned with the standards established in the Risk Governance Model mentioned above.

The definition of committees and approvals are established from the lines of defense:

• 1st Line of Defense: the main functions is the process of capital management coordination, annual capital planning definition, capital structure establishment, annual capital budgets monitoring, etc. .;

• 2nd Line of Defense: must ensure effective control of capital risk management and certify that the level of risk appetite is covering the institution's capital;

• 3rd Line of Defense: represents the role of independent reviewer.

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE) which is not an extension of the Financial Statements and it isn't audited. A report with further details of the structure and methodology will be disclosed at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in tangible assets compatible with adjusted regulatory capital. Funds invested in tangible assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. On December 31, 2017, 2016 and 2015 Banco Santander classifies for said index.

33. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, regardless the fair value measurement; and the rectifications of income as a result of hedge accounting. Interest is recognized through its gross value, without deducting any tax withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2017, 2016 and 2015 is as follows:

Thousand of reais	2017	2016	2015

Cash and balances with the Brazilian Central Bank	5,953,765	7,315,570	4,625,467
Loans and advances - Credit institutions	5,107,355	7,472,729	5,075,636
Loans and advances - Customers	44,507,217	43,977,981	41,844,940
Debt instruments	13,456,802	14,783,164	14,872,834
Other interest	2,393,210	3,596,633	3,451,323
Total	71,418,349	77,146,077	69,870,200

34. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, regardless the fair value measurement; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2017, 2016 and 2015 is as follows:

Thousand of reais	2017	2016	2015

Credit institutions deposits	3,782,781	3,369,931	4,584,244
Debt securities issued	19,490,807	25,693,236	20,666,382
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 19)	7,901,199	12,212,922	10,047,874
Subordinated liabilities (note 20)	52,984	731,594	1,019,302
Debt Instruments Eligible to Compose Capital (note 21)	495,188	501,748	503,290
Provisions for pensions (note 24.b)	292,628	290,920	404,171
Other interest (1)	4,456,273	3,759,233	1,307,826
Total	36,471,860	46,559,584	38,533,089
(1) In December 31 2015, includes R$2,057 million related to the reversal of legal obligations realized.

35. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Equity instruments classified as:
Financial assets held for trading	18,458	21,489	44,312
Financial assets - available-for-sale	64,662	237,056	85,703
Other financial instruments at fair value through profit or loss	-	-	12,866
Total	83,120	258,545	142,881

36. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Collection and payment services:
Bills	970,293	789,996	654,340
Demand accounts	2,156,384	1,786,175	1,496,535
Cards (Credit and Debit) and Acquiring Services	4,985,306	4,090,766	3,479,361
Checks and other	172,718	169,100	154,400
Orders	471,763	364,102	318,322
Total	8,756,464	7,200,139	6,102,958

Marketing of non-Banking financial products:
Investment funds	819,748	1,014,401	982,533
Insurance	2,414,478	2,114,316	2,156,230
Capitalization	363,516	325,531	15,765
Total	3,597,742	3,454,248	3,154,528

Securities services:
Securities underwriting and placement	513,727	357,513	280,471
Securities trading	114,015	115,334	105,979
Administration and custody	191,987	65,667	81,154
Asset management	2,353	1,863	1,705
Total	822,082	540,377	469,309

Other:
Foreign exchange	742,676	722,912	597,620
Financial guarantees	672,801	634,375	507,921
Other fees and commissions	1,223,778	996,430	964,855
Total	2,639,255	2,353,717	2,070,396

Total	15,815,543	13,548,481	11,797,191

37. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Commissions assigned to third parties (1)	1,975,379	1,620,812	1,520,480
Other fees and commissions	1,118,296	950,073	793,202
Total	3,093,675	2,570,885	2,313,682
(1) Composed, principally, by Credit cards.

38. Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2017	2016	2015

Gains or losses on financial assets and liabilities held for trading, net (1)	1,174,111	3,166,399	(19,936,801)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (2)	30,694	82,638	46,859
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	(122,115)	(115,202)	(120,523)
Financial assets - available-for-sale
Debt instruments	(156,802)	(108,318)	385,605
Equity instruments	34,687	(6,884)	(506,128)
Gains or losses from hedge accounting, net	(113,600)	(117,679)	7,606
Total	969,090	3,016,156	(20,002,859)
(1) Includes the fiscal hedge of the Bank’s interest in Cayman, which is a non-autonomous subsidiary (note 25).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

39. Exchange differences (net)

"Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2017	2016	2015

Revenue with Exchange variations	24,008,382	16,634,809	52,013,425
Expenses with Exchange Variations	(23,403,326)	(12,059,995)	(41,929,005)
Total	605,056	4,574,814	10,084,420

40. Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2017	2016	2015

Other operating income	896,279	690,310	566,006
Other operating expense	(1,259,338)	(1,067,560)	(668,444)
Contributions to fund guarantee of credit - FGC	(308,954)	(247,321)	(244,685)
Total	(672,013)	(624,571)	(347,123)

41. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2017	2016	2015

Wages and salaries	5,713,702	5,377,284	4,655,400
Social security costs	1,381,229	1,273,486	1,316,282
Benefits	1,309,314	1,277,781	1,183,902
Defined benefit pension plans (note 24)	20,081	24,480	31,332
Contributions to defined contribution pension plans	87,099	86,576	78,785
Share-based compensation	87,293	86,963	175,976
Training	58,338	62,518	92,883
Other personnel expenses	280,222	188,177	264,232
Total	8,937,278	8,377,265	7,798,792

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (note 26) and personnel expenses (Note 41).

b.1) Local Program

The long-term incentive plans SOP 2014, PSP 2013 and SOP 2013 were closed in the year 2016. In 2017, the only stock purchase plan of the Bank that remains open for the year is the Deposit Certificate Purchase Option Plan of Units (SOP 2013), as approved at the EGM of April 29, 2013. In 2017, a new plan for the Private area called the Private Ultra High Long Term Incentive Plan was set up.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

SOP 2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%
2nd	75%
3th	50%
(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA.

For fair value measurement the following premises was used:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 years
Average Exercise Time	5 years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value of the Option Shares	R$5,96

The average value of shares SANB11(Shares of the Bank in B3 S.A.) (Current Company Name of BM&FBovespa) in the exercise ended on December 31, 2017 is R$28.47 (2016 - R$19.94 and 2015 - R$14.96 ).

On 2017, no pro rata expenses were recorded (2016 - R$15,789), related to the Stock Option Certificate (SOP). In the same period 2017, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (2016 - R$9,798).

					Date of
					Commencement	Expiration
	Number of	Exercise			of Exercise	Date of Exercise
	Units	Price in Reais	Year Granted	Employees	Period	Period
Final Balance on December 31, 2015	12,663,604
Cancelled options (SOP - 2013)	(1,346,779)	17.92	2013	Executives	06/30/16	06/30/18
Exercised options (SOP - 2013)	(6,377,786)	17.92	2013	Executives	06/30/16	06/30/18
Granted options (SOP - 2013)	220,606	14.31	2013	Executives	06/30/16	06/30/18
Cancelled options (PSP - 2013)	(298,446)	12.72	2013	Executives	08/13/13	06/30/16
Granted options (PSP - 2013)	(2,147,515)	-	2013	Executives	08/13/13	06/30/16
Cancelled options (SOP - 2014)	(34,196)	12.84	2011	Executives	06/30/14	06/30/16
Exercised options (SOP - 2014)	(693,230)	-	2011	Executives	06/30/14	06/30/16
Final Balance on December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(869,247)	12.84	2013	Executives	06/30/16	06/30/18
Final Balance on December 31, 2017	1,117,011

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant's contribution . The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In 2017, expenses in the amount of R$2,935, related to the long-term incentive plan - Private Ultra High were registered.

b.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released.  This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Global Plan Fair Value

1st Long-Term Incentive Global Plan Grant 2014 - ILP CRDIV

It is assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long Term Incentive Global CRDIV - Grant 2014
				2 years	3 years	4 years
Future income Dividend				11.1%	0.0%	9,50%
Expected Volatility				32.7%	0.0%	36,90%
Volatility comparator				12% - 52%	0.0%	16% - 52%
Risk-free interest rate				1.7%	0.0%	2,50%
Correlation				0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (TSR) of the Santander Group with the RTA of fifteen leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted  to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long -Term Incentive Global Plan CRDIV - Grant 2015.

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

• RTA versus Competitors; and

• ROTE Bank versus Budget.

Indicators - Second time

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee satisfaction;

• Customer satisfaction; and

• Corporate main bank costumer indicator versus Budget.

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

Thousand of Reais					2017
	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period
1st Long Term Incentive Global CRDIV - Grant 2014	1,613,057	2014	Executives	jan - 2014	dec - 2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	jan - 2015	dec - 2017
Balance Plans on December 31, 2017	3,388,106

In 2017, were recognized daily pro-rata expenses amounted to R$4,797 (2016 - no expenses registered), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b.3) Variable Remuneration based in shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of stockholders' via a long-term commitment.

The purpose of the plan is the cash or shares payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The referenced variable compensation in shares is within the limits of the overall management compensation approved by Banco Santander's Annual Stockholders' Meeting.

The total number of shares in which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in AGE (Extraordinary General Meeting) of April 30, 2015.

On October 25, 2016, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 21, 2016.

In the fourth quarter of 2017, the Board of Directors approved the proposal for a new Incentive Plan (deferral) to pay the variable remuneration of administrators and certain employees.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The Banco Santander´s variable compensation plan has been assessed and became divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed by 100% of CDI and half in shares (SANB11). On the exercise ended on December 31, 2017, was recorded loss amounted to R$81,838 (2016 - R$52,500 and 2015 - R$89,961), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the year ended on December 31, 2017, there were expense of R$124,926 (2016 - R$79,794 and 2015 - R$59,797).

42. Other general administrative expenses

a) Breakdown

The detail of Other general administrative expenses is as follows:

Thousand of reais	2017	2016	2015

Property, fixtures and supplies	1,284,490	1,278,556	1,268,498
Technology and systems	1,364,720	1,246,809	1,192,533
Advertising	617,563	486,772	523,343
Communications	593,272	488,799	481,217
Per diems and travel expenses	106,956	133,123	160,135
Taxes other than income tax	122,570	84,932	128,022
Surveillance and cash courier services	630,466	622,362	614,596
Insurance premiums	27,289	21,308	20,975
Specialized and technical services	1,901,056	1,744,726	1,820,657
Technical reports	370,546	437,683	406,755
Others specialized and technical services	1,530,510	1,307,043	1,413,902
Other administrative expenses	534,935	435,758	506,364
Total	7,183,317	6,543,145	6,716,340

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2017	2016	2015

Audit of the annual financial statements of the companies audited by external audit (1)(2) (constant scope of consolidation)	17.5	9.2	12.0

Audit Related	3.9	0.1	1.5
Others	1.3	0.7	1.7
Total	22.7	10.0	15.2

(1) On March 18, 2016, the Banco Santander contracted PricewaterhouseCoopers Auditores Independentes (PWC), to act as an independent auditor of the Bank and the companies that compose the Conglomerate Santander in Brazil,  to replace Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), which provided an independent audit service for the financial statements related to the year ended December 31, 2015.

(2) In 2017, includes R$2.3 million referring to auditing work for the 2016 fiscal year.

The approximate value of taxes according to law 12,741/2012 totaled R$3.7 million (2016 - R$1.8 million).

Services provided by other audit firms totaled R$13.2 million (2016 - R$4.9 million and 2015 - R$4.9 million).

43. Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2017	2016	2015

Gains	1,798	12,584	787,628
Tangible and intangible assets	1,798	12,575	30,478
Investments (1)	-	9	757,150
Losses	(66,100)	(8,768)	(7,013)
Tangible and intangible assets	(13,719)	(7,547)	(502)
Investments (2)	(52,381)	(1,221)	(6,511)
Total	(64,302)	3,816	780,615
(1) In 2015 includes a gain of R$750,550, related to the operation with the sale of Santander Securities Services Brasil DTVM S.A. (note 4.a).
(2) In 2017, includes the amount of R$41,999 related to the sale of BW Guirapá I S.A.

44. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2017, it mainly includes R $ 272 million of provisions for devaluations on real estate, constituted from valuation reports prepared by specialized external consulting and at December 31, 2016, basically refers to the result on disposal of assets received in the processes of recovery of loans with customers and the provision for the recoverable amount of these assets.

45. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete The following table summarizes at December 31, 2017, 2016 and 2015 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousand of reais	2017	2016	2015

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	40,729,544	32,629,975	42,836,334
Financial guarantees	37,007,057	24,475,507	41,183,159
Performance guarantees	486,091	532,232	521,373
Financial letters of credit	3,110,918	7,462,761	874,661
Other	125,478	159,475	257,141
Other contingent exposures	1,915,492	635,055	774,383
Documentary Credits	1,915,492	635,055	774,383
Total Contingent Liabilities	42,645,036	33,265,030	43,610,717

Commitments
Loan commitments draw able by third parties (1)	106,913,219	91,251,198	91,960,299
Total Commitments	106,913,219	91,251,198	91,960,299

Total	149,558,255	124,516,228	135,571,016
(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to Bank´s clients in respect of their obligations to third parties. The Bank has the right to seek reimbursement from the clients for any amount it shall have to pay under such guarantee. Additionally, the Bank may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

The Bank´s expectation is that many of these guarantees to expire without the need of cash disbursement in advance. Therefore, in the ordinary course of business, the Bank expects that these guarantees will have virtually no impact on its liquidity.

Performance guarantees are issued to guaranteed clients obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by Banks´s clients.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of Bank´s clients are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned clients is checked as well as the probability of those guarantees to be executed. In case that any doubt on the client’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 10.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$446,143 (2016 - R$476,564 and 2015 - R$385,169).

b) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.w).

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais					2017	2016	2015

Funds under management					1,747,623	1,533,620	2,542,286
Total					1,747,623	1,533,620	2,542,286

c) Third-party securities held in custody

On December 31, 2017, the Bank held in custody debt securities and equity instruments totaling R$40,459,429 (2016 - R$27,772,714 and 2015 - R$38,412,152) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2017
	Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	67,033,452	15,071,095	18,761,534	-	-	-	100,866,081
Debt instruments (2)	609,220	1,887,278	21,978,394	31,669,850	19,379,308	45,731,067	121,255,117
Equity instruments	66,187	124,304	305,073	842,090	-	292,121	1,629,775
Loans and amounts due from credit institutions	18,709,969	1,753,197	182,721	10,382,061	18,166	1,253,981	32,300,095
Loans and advances to customer	31,065,824	70,301,530	61,286,539	63,375,203	17,796,364	28,594,697	272,420,157
Loans and Receivables - Debt instruments	933,175	476,158	3,520,401	7,444,943	3,911,776	1,330,062	17,616,515
Investments Held-to-Maturity	-	-	-	474,193	1,169,450	8,570,811	10,214,454
Derivatives	-	426,577	1,034,248	9,470,073	4,357,636	1,974,354	17,262,888
Total	118,417,827	90,040,139	107,068,910	123,658,413	46,632,700	87,747,093	573,565,082

	2017
	Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	394,396	21,636,392	44,696,680	6,797,838	2,717,941	3,131,438	79,374,685
Customer deposits(1)	64,512,105	103,511,031	48,339,761	42,494,421	17,176,009	8,814	276,042,141
Marketable debt securities (1)	-	14,315,305	35,636,549	17,923,372	1,491,866	879,920	70,247,012
Subordinated liabilities	-	-	519,230	-	-	-	519,230
Debt Instruments Eligible to Compose Capital	-	114,104	-	-	-	8,322,797	8,436,901
Other financial liabilities	11,710,943	30,985,465	1,537,689	26,638	-	-	44,260,735
Financial liabilities held for trading:
Short positions	-	-	466,000	8,960,806	7,476,079	15,905,507	32,808,392
Derivatives	-	769,619	975,945	8,244,193	4,239,198	2,448,531	16,677,486
Total	76,617,444	171,331,916	132,171,854	84,447,268	33,101,093	30,697,007	528,366,582
Difference (assets less liabilities)	41,800,383	(81,291,777)	(25,102,944)	39,211,145	13,531,607	57,050,086	45,198,500

	2016
	Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	14,917,634	42,538,383	3,833,431	-	-	49,315,463	110,604,911
Debt instruments	-	21,709,350	10,136,133	26,674,215	28,135,295	30,838,274	117,493,267
Equity instruments	593,594	48,054	252,087	486,408	21,313	1,024,933	2,426,389
Loans and amounts due from credit institutions	13,614,198	2,849,696	923,308	532,399	34,458	9,808,414	27,762,473
Loans and advances to customer	30,408,851	68,218,474	60,047,442	54,558,381	17,357,244	21,412,382	252,002,774
Loans and Receivables - Debt instruments	822,874	1,287,372	2,960,099	5,044,803	4,472,758	1,695,353	16,283,259
Investments Held-to-Maturity	-	-	12,378	371,621	1,173,360	8,491,402	10,048,761
Derivatives	620,422	9,209,421	3,571,126	3,813,687	5,481,210	2,007,107	24,702,973
Total	60,977,573	145,860,750	81,736,004	91,481,514	56,675,638	124,593,328	561,324,807

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	770,467	40,581,025	23,315,006	8,215,378	2,818,095	2,934,101	78,634,072
Customer deposits(1)	60,919,032	64,154,475	68,505,808	39,630,274	14,003,821	231,767	247,445,177
Marketable debt securities(1)	-	21,833,927	56,637,880	20,620,077	312,143	438,928	99,842,955
Subordinated liabilities	-	-	-	466,246	-	-	466,246
Debt Instruments Eligible to Compose Capital	-	113,995	-	-	-	8,197,923	8,311,918
Other financial liabilities	3,004,041	33,559,710	356	7,992	-	307,000	36,879,099
Financial liabilities held for trading:
Short positions	-	743	2,887,723	8,333,584	3,344,083	17,128,136	31,694,269
Derivatives	333,287	8,052,349	2,506,131	2,523,506	5,376,180	1,445,162	20,236,615
Total	65,026,827	168,296,224	153,852,904	79,797,057	25,854,322	30,683,017	523,510,351
Difference (assets less liabilities)	(4,049,254)	(22,435,474)	(72,116,900)	11,684,457	30,821,316	93,910,311	37,814,456

	2015
	Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	57,826,436	26,530,459	4,786,458	-	-	-	89,143,353
Debt instruments	109,808	5,094,088	11,456,643	20,707,957	14,821,110	53,426,537	105,616,143
Equity instruments	2,140,969	-	-	-	-	-	2,140,969
Loans and amounts due from credit institutions	29,064,151	781,340	1,298,609	2,448,123	133,299	8,697,116	42,422,638
Loans and advances to customer	22,662,559	73,674,326	59,527,021	54,371,603	18,227,451	23,570,489	252,033,449
Total	111,803,923	106,080,213	77,068,731	77,527,683	33,181,860	85,694,142	491,356,552

Liabilities:
Financial liabilities at amortized cost:	-	-	-	-	-	-	-
Deposits from credit institutions(1)	943,539	29,303,606	24,374,967	8,819,650	3,346,250	2,663,486	69,451,498
Customer deposits(1)	52,009,232	74,456,462	39,245,968	62,868,721	14,305,045	157,444	243,042,872
Marketable debt securities(1)	-	16,639,669	26,833,967	50,815,528	298,178	70,958	94,658,300
Subordinated liabilities	-	-	7,685,328	411,976	-	-	8,097,304
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,959,037	9,959,037
Other financial liabilities	199,805	30,095,592	1,438,386	31,862	-	307,000	32,072,645
Financial liabilities held for trading:
Short positions	-	-	-	2,865,813	7,915,932	9,265,886	20,047,631
Derivatives	5,600	2,666,788	1,863,221	2,953,682	2,122,437	12,728,409	22,340,137
Total	53,158,176	153,162,117	101,441,837	128,767,232	27,987,842	35,152,220	499,669,424
Difference (assets less liabilities)	58,645,747	(47,081,904)	(24,373,106)	(51,239,549)	5,194,018	50,541,922	(8,312,872)
(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.
(2) In 2015, includes Held to maturity investments.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais		2017		2016		2015
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank		126,022	-	174,605	-	230,881	-
Financial assets/liabilities held for trading		626,101	2,982,336	402,186	371,100	2,109,665	2,276,540
Financial assets - available-for-sale		11,665,952	-	9,787,622	-	4,142,821	-
Loans and receivables		18,703,454	-	28,061,831	-	36,418,917	-
Financial liabilities at amortized cost		-	36,306,000	-	39,465,409	-	58,294,796
Total		31,121,529	39,288,336	38,426,244	39,836,509	42,902,284	60,571,336

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

					2017	2016	2015

Up to 1 Year					624,424	646,804	640,132
Between1 to 5 Years					1,545,101	1,789,670	1,873,889
More than 5 Years					288,420	496,802	685,090
Total					2,457,945	2,933,276	3,199,111

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$934 (2016 - R$1,013 and 2015 - R$696) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2017 fiscal year were R$655,949 (2016 - R$663,801 and 2015 - R$659,332).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2017, 2016 and 2015 no contingent assets were recorded.

46. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s Management responsible to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which different financial information are available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2017

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	32,392,239	2,554,250	34,946,489
Income from equity instruments	83,120	-	83,120
Income from companies accounted for by the equity method	71,551	-	71,551
Net fee and commission income	11,261,952	1,459,916	12,721,868
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(25,628)	1,599,773	1,574,145
Other operating expense (net)	(640,522)	(31,491)	(672,013)
TOTAL INCOME	43,142,713	5,582,447	48,725,160
Personnel expenses	(8,166,562)	(770,716)	(8,937,278)
Other administrative expenses	(7,011,740)	(171,577)	(7,183,317)
Depreciation and amortization	(1,560,465)	(101,782)	(1,662,247)
Provisions (net)	(3,190,388)	(118,851)	(3,309,239)
Impairment losses on financial assets (net)	(11,232,902)	(1,105,398)	(12,338,300)
Impairment losses on non-financial assets (net)	(435,960)	(20,752)	(456,712)
Other non-financial gains (losses)	(324,385)	-	(324,385)
OPERATING PROFIT BEFORE TAX (1)	11,220,311	3,293,371	14,513,683
Fiscal Hedge(1)	810,304	-	810,304
ADJUSTED OPERATING INCOME BEFORE TAX (1)	12,030,615	3,293,371	15,323,987

Thousand of reais	2016

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	27,365,857	3,220,636	30,586,493
Income from equity instruments	258,545	-	258,545
Income from companies accounted for by the equity method	47,537	-	47,537
Net fee and commission income	9,580,332	1,397,264	10,977,596
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	5,619,356	1,971,614	7,590,970
Other operating expense (net)	(611,051)	(13,520)	(624,571)
TOTAL INCOME	42,260,576	6,575,994	48,836,570
Personnel expenses	(7,638,124)	(739,141)	(8,377,265)
Other administrative expenses	(6,272,987)	(270,158)	(6,543,145)
Depreciation and amortization	(1,381,742)	(100,897)	(1,482,639)
Provisions (net)	(2,685,278)	(39,464)	(2,724,742)
Impairment losses on financial assets (net)	(11,607,468)	(1,693,977)	(13,301,445)
Impairment losses on non-financial assets (net)	(114,154)	(167)	(114,321)
Other non-financial gains (losses)	90,889	-	90,889
OPERATING PROFIT BEFORE TAX (1)	12,651,712	3,732,190	16,383,902
Fiscal Hedge(1)	(6,139,714)	-	(6,139,714)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	6,511,998	3,732,190	10,244,188

Thousand of reais	2015

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	27,040,507	4,296,604	31,337,111
Income from equity instruments	142,881	-	142,881
Income from companies accounted for by the equity method	116,312	-	116,312
Net fee and commission income	8,240,868	1,242,641	9,483,509
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(9,068,985)	(849,454)	(9,918,439)
Other operating expense (net)	(335,318)	(11,805)	(347,123)
TOTAL INCOME	26,136,265	4,677,986	30,814,251
Personnel expenses	(7,123,390)	(675,402)	(7,798,792)
Other administrative expenses	(6,449,732)	(266,608)	(6,716,340)
Depreciation and amortization	(1,361,330)	(128,687)	(1,490,017)
Provisions (net)	(4,012,922)	11,628	(4,001,294)
Impairment losses on financial assets (net)	(12,365,037)	(1,268,952)	(13,633,989)
Impairment losses on non-financial assets (net)	(1,220,161)	(484)	(1,220,645)
Other non-financial gains (losses)	831,108	-	831,108
OPERATING PROFIT BEFORE TAX (1)	(5,565,199)	2,349,481	(3,215,718)
Fiscal Hedge(1)	11,531,844	-	11,531,844
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,966,645	2,349,481	8,316,126

(1) Includes, in the Commercial Bank, the tax hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under " on financial assets and liabilities "fully offset in the line of Taxes.

	2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,402	65,612,638	645,703,039
Loans and advances to customers	217,539,344	54,880,812	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

	2016
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	557,624,385	76,768,855	634,393,240
Loans and advances to customers	191,433,209	60,569,565	252,002,774
Customer deposits	228,923,947	18,521,230	247,445,177

	2015
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	524,192,046	81,202,482	605,394,528
Loans and advances to customers	185,371,651	66,661,798	252,033,449
Customer deposits	223,165,976	19,876,896	243,042,872

47. Related party transactions

The parties related to the Bank include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2017, 2016 and 2015:

a) Key-person management compensation

The Board of Directors' meeting, held on March 28, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 28, 2017.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais				2017	2016	2015

Fixed compensation				83,633	90,169	69,779
Variable compensation				139,822	120,443	108,087
Other				11,919	14,579	15,246
Total Short-term benefits				235,374	225,191	193,112
Share-based payment				3,187	49,488	11,777
Total Long-term benefits				3,187	49,488	11,777
Total (1)				238,561	274,679	204,889
(1) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate.

Additionally, in the exercise ended on December 31, 2017, withholding taxes were collected on management compensation in the amount of R$30,713 (2016 - R$30,312 and 2015 - R$28,044).

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - directors, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries; and

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2017, 2016 and 2015:

	2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Other	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	199.8%	3,679,836	199.8%	7,498,531	199.8%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

	2016
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	521,965	13.6%	519,268	14.0%	1,041,233	13.8%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,914	0.1%	3,929	0.1%	7,843	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	174,238	4.5%	202,028	5.5%	376,266	5.0%
Total	3,825,185	99.4%	3,686,326	99.4%	7,511,511	99.4%
Treasury shares	25,786	0.6%	25,786	0.6%	51,572	0.6%
Total	3,850,971	199.4%	3,712,112	199.4%	7,563,083	199.4%
Free Float (2)	385,964	10.0%	413,769	11.1%	799,733	10.6%

	2015
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,066	0.1%	3,088	0.1%	6,154	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	180,655	4.7%	208,438	5.6%	389,093	5.1%
Total	3,830,754	99.5%	3,691,895	99.5%	7,522,649	99.5%
Treasury shares	20,218	0.5%	20,218	0.5%	40,436	0.5%
Total	3,850,972	199.5%	3,712,113	199.4%	7,563,085	199.5%
Free Float (2)	391,533	10.2%	419,338	11.3%	810,871	10.7%
(1) Companies of the Santander Spain Group.
(2) Composed by Employees, Qatar Holding and other.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy take effect facing the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules are also applied to all employees and officers of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousand of reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,214,739	1,214,312	926,994
Financial assets for trading	(173,065)	-	(74,873)
Banco Santander, S.A. – Spain	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander, S.A. – Spain (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – Mexico (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha (1)	132	-	-
Webmotors S.A.	-	9,661	-
Loans and other values with credit institutions (1)	23,896	1,203,032	-
Banco Santander – Spain	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander – Spain	738	-	-
Banco RCI Brasil S.A.	-	1,619	-

Liabilities	(12,360,383)	(57,221)	(2,121,201)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander, S.A. – Spain (4)	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(300,074)
Santander Brasil Asset (2)	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A.	-	-	(20,893)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(71,947)
Produban Serviços de Informática S.A. (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda.	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Others	-	-	(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,992,820)	-	(1,132)
Banco Santander – Spain	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,264,470)	-	-
Sterrebeeck B.V. (1)	(2,108,086)	-	-
Banco Madesant	-	-	(1,132)
Other Payables	(2,050)	-	(22,014)
Banco Santander, S.A. – Spain	(2,050)	-	-
Santander Brasil Asset (2)	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil DTVM S.A.	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(27,748)
Others	-	-	(291)
Debt Instruments Eligible to Compose Capital (7)	(7,977,576)	-	-
Banco Santander – Spain	(7,977,576)	-	-

Thousand of Reais	2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	10,919,116	794,800	556,778
Financial assets for trading - Derivatives net	(184,304)	-	(400,570)
Banco Santander, S.A. – Spain	(184,304)	-	-
Abbey National Treasury Services Plc (2)	-	-	(91,828)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(308,742)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	10,900,941	-	94,530
Banco Santander, S.A. – Spain (3) (5)	10,900,941	-	-
Banco Santander Totta, S.A. (2)	-	-	1,261
Abbey National Treasury Services Plc (2)	-	-	92,118
Bank Zachodni (2)	-	-	117
Banco Santander, S.A. – Mexico (2)	-	-	1,034
Loans and advances to customers	-	136,354	862,818
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	862,553
Webmotors S.A.	-	136,354	-
Santander Brasil Gestão de Recursos Ltda.	-	-	265
Loans and other values with credit institutions (1)	25,546	656,806	-
Banco Santander – Spain	25,546	-	-
Banco RCI Brasil S.A.	-	656,806	-
Other Assets	176,933	1,640	-
Banco Santander – Spain	176,933	-	-
Banco RCI Brasil S.A.	-	1,640	-

Liabilities	(11,984,199)	(106,527)	(1,222,556)
Deposits of Brazil Central Bank and deposits of credit institutions	(327,466)	(40,202)	(980,702)
Banco Santander, S.A. – Spain (4)	(327,466)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(208,059)
Santander Brasil Asset	-	-	(12,079)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(757,874)
Banco Santander, S.A. – Uruguay (2)	-	-	(2,158)
Banco RCI Brasil S.A.	-	(40,202)	-
Others	-	-	(532)
Customer deposits	-	(66,325)	(189,794)
ISBAN Brasil S.A. (2)	-	-	(22,232)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(52,484)
Produban Serviços de Informática S.A. (2)	-	-	(19,653)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(44,840)
Santander Brasil Gestão de Recursos Ltda	-	-	(39,361)
Webmotors S.A.	-	(66,325)	-
Others	-	-	(11,224)
Other financial liabilities - Dividends and interest on capital Payable	(3,794,130)	-	(16,494)
Banco Santander – Spain	(589,227)	-	-
Grupo Empresarial Santander, S.L. (1)(2)	(1,201,612)	-	-
Sterrebeeck B.V. (1)	(2,003,291)	-	-
Banco Madesant	-	-	(1,075)
Santusa Holding, S.L. (2)	-	-	(15,419)
Other Payables	(2,954)	-	(35,566)
Banco Santander – Spain	(2,954)	-	-
Santander Brasil Asset	-	-	(70)
ISBAN Brasil S.A. (2)	-	-	(339)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,430)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(30,684)
Others	-	-	(43)
Debt Instruments Eligible to Compose Capital	(7,859,649)	-	-
Banco Santander – Spain	(7,859,649)	-	-

Thousand of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	23,245,276	954,190	805,572
Financial assets for trading - Derivatives net	(265,491)	-	(536,215)
Banco Santander, S.A. – Spain	(265,491)	-	-
Abbey National Treasury Services Plc (2)	-	-	(156,976)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(379,239)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	23,248,821	-	136,634
Banco Santander, S.A. – Spain (3) (5)	23,248,821	-	-
Banco Santander Totta, S.A.	-	-	1,303
Abbey National Treasury Services Plc	-	-	135,165
Bank Zachodni	-	-	101
Banco Santander, S.A. – México	-	-	65
Loans and advances to customers	-	11,112	1,205,153
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	753,581
Webmotors S.A.	-	11,112	-
Santander Brasil Gestão de Recursos Ltda	-	-	186
BW Guirapá	-	-	451,386
Loans and other values with credit institutions (1)	26,414	940,236	-
Banco Santander – Spain	26,414	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	939,861	-
Banco RCI Brasil S.A. (7)	-	375	-
Other Assets	235,532	2,842	-
Banco Santander – Spain	235,532	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	2,276	-
Banco RCI Brasil S.A. (7)	-	566	-

Liabilities	(12,155,786)	(255,330)	(937,572)
Deposits of Brazil Central Bank and deposits of credit institutions	(219,037)	(37,796)	(650,620)
Banco Santander, S.A. – Spain (4)	(219,037)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (7)	-	(31,656)	-
Santander Brasil Asset	-	-	(12,360)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(616,399)
Banco Santander, S.A. – Uruguay	-	-	(20,533)
Banco RCI Brasil S.A. (7)	-	(6,140)	-
Others	-	-	(1,328)
Marketable debt securities	(12,416)	-	-
Banco Santander, S.A. – Spain (6)	(12,416)	-	-
Customer deposits	-	(217,534)	(285,870)
ISBAN Brasil S.A.	-	-	(43,842)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(679)
Produban Serviços de Informática S.A.	-	-	(29,993)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(109,506)
Santander Brasil Gestão de Recursos Ltda	-	-	(72,182)
Webmotors S.A.	-	(217,534)	-
Others	-	-	(29,668)
Other financial liabilities - Dividends and interest on capital Payable	(2,488,510)	-	(705)
Banco Santander, S.A. – Spain	(385,067)	-	-
Grupo Empresarial Santander, S.L. (1)	(788,119)	-	-
Santander Insurance Holding, S.L.	(1,398)	-	-
Sterrebeeck B.V. (1)	(1,313,926)	-	-
Banco Madesant	-	-	(705)
Other Payables	-	-	(377)
Santander Brasil Asset	-	-	(68)
ISBAN Brasil S.A.	-	-	(309)
Debt Instruments Eligible to Compose Capital	(9,435,823)	-	-
Banco Santander – Spain (7)	(9,435,823)	-	-

(*) All loans and other amounts with related parties were made in the ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In December 31, 2017, refers to the cash of R$587,531 (2016 - R$582,571 and 2015 - R$1,866,683).

(4) As of December 31, 2017, refers to raising funds through operations transfers abroad amounted to R$387,937 (2016 - R$327,466 and 2015 - R$219,037), with maturity until November, 2018 and interest between 0.56% and 6.65%p.y.

(5) On December 31, 2017, include foreign currency investments (overnight applications) due on January 2, 2018 in the amount of R$7,384,335 (2016 - R$10,269,812 and 2015 - R$20,699,539) and interest of 1.43% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(6) Refers the emissions of Eurobonds of Grand Cayman Branch, maturing between from January 16 2016 to February 13, 2017 and interest of 3.152% p.a and 4.625% p.a.
(7) Refers to the portion acquired by the controller with the PR Optimization Plan held in the first half of 2014.
(8) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	389,663	126,781	1,210,444
Interest and similar income - Loans and amounts due from credit institutions	87,217	87,381	1,417
Banco Santander, S.A. – Spain	87,217	-	-
Banco RCI Brasil S.A. (6)	-	87,381	-
Abbey National Treasury Services Plc	-	-	879
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(4,486)	(41,026)
ISBAN Brasil S.A.	-	-	(2,145)
Santander Securities Services Brasil Participações S.A.	-	-	(6,190)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,636)
Santander Securities Services Brasil DTVM S.A.	-	-	(24,344)
Santander Cultural	-	-	(69)
Webmotors S.A.	-	(4,486)	-
Produban Serviços de Informática S.A.	-	-	(1,547)
Others	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(13,038)	(3,026)	(113,569)
Banco Santander, S.A. – Spain	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(3,026)	-
SAM Brasil Participações	-	-	(95)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(112,211)
Santander Asset Management, S.A. SGIIC.	-	-	(1,263)
Fee and commission income (expense)	(5,099)	14,999	2,453,179
Banco Santander, S.A. – Spain	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	14,996	-
Banco Santander International	-	-	20,480
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,134,755
Others	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	592,919	31,913	(39,534)
Banco Santander, S.A. – Spain	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(79,480)
Abbey National Treasury Services Plc	-	-	23,843
Banco RCI Brasil S.A. (6)	-	31,913	-
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(26,102)
Santander Investment Securities Inc.	-	-	(13,492)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	1,788
Others	-	-	928
Administrative expenses and Amortization	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Spain	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(337,161)
Produban Serviços de Informática S.A.	-	-	(242,191)
ISBAN Chile S.A.	-	-	(23)
Aquanima Brasil Ltda.	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	(70,385)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(42,603)
Others	-	-	(2,209)
Others Administrative expenses - Donation	-	-	(21,273)
Santander Cultural	-	-	(3,513)
Fundacao Santander	-	-	(1,837)
Instituto Escola Brasil	-	-	(873)
Fundação Sudameris	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(222,065)	-	-
Banco Santander Espanha	(222,065)	-	-

Thousand of Reais	2016
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(798,022)	136,111	1,197,489
Interest and similar income - Loans and amounts due from credit institutions	39,677	114,909	396
Banco Santander, S.A. – Spain	39,677	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	114,909	-
Abbey National Treasury Services Plc	-	-	396
Interest expense and similar charges - Customer deposits	(4,192)	(26,996)	(49,420)
ISBAN Brasil S.A.	-	-	(3,560)
Banco Santander, S.A. – Spain	(4,192)	-	-
Santander Brasil Gestão de Recursos Ltda	-	-	(12,417)
Santander Cultural	-	-	(11)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(31,097)
Webmotors S.A.	-	(26,996)	-
Produban Serviços de Informática S.A.	-	-	(2,117)
Others	-	-	(218)
Interest expense and similar charges - Deposits from credit institutions	(512)	(10,959)	(115,458)
Banco Santander, S.A. – Spain	(512)	-	-
Banco RCI Brasil S.A. (6)	-	(10,959)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(20,979)
SAM Brasil Participações	-	-	(133)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(88,467)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,119)
Santander Asset Management, S.A. SGIIC.	-	-	(1,760)
Fee and commission income (expense)	5,334	20,133	1,955,255
Banco Santander, S.A. – Spain	5,334	-	-
Banco RCI Brasil S.A. (Current Company Name of Social da RCI Brasil Leasing) (6)	-	19,211	-
Banco Santander International	-	-	20,959
Santander Securities Services Brasil DTVM S.A.	-	-	1,896
Webmotors S.A.	-	922	-
Zurich Santander Brasil Seguros S.A.	-	-	218,773
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,711,138
Others	-	-	2,489
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(613,168)	39,024	267,983
Banco Santander, S.A. – Spain	(613,168)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	257,475
Abbey National Treasury Services Plc	-	-	38,274
Banco RCI Brasil S.A. (Current Company Name of RCI Brasil Leasing) (6)	-	39,024	-
Santander Securities Services Brasil DTVM S.A.	-	-	(16,038)
Santander Investment Securities Inc.	-	-	(15,115)
Others	-	-	3,387
Administrative expenses and Amortization	-	-	(840,739)
ISBAN Brasil S.A.	-	-	(290,430)
Produban Serviços de Informática S.A.	-	-	(209,253)
ISBAN Chile S.A.	-	-	(26)
Aquanima Brasil Ltda.	-	-	(24,557)
TECBAN - Tecnologia Bancaria Brasil	-	-	(213,194)
Produban Servicios Informaticos Generales, S.L.	-	-	(21,525)
Ingeniería de Software Bancario, S.L.	-	-	(42,519)
Santander Securities Services Brasil DTVM S.A.	-		(35,882)
Others	-	-	(3,353)
Others Administrative expenses - Donation	-	-	(20,528)
Santander Cultural	-	-	(2,737)
Fundacao Santander	-	-	(3,452)
Instituto Escola Brasil	-	-	(939)
Fundação Sudameris	-	-	(13,400)
Debt Instruments Eligible to Compose Capital	(225,161)	-	-
Banco Santander Espanha	(225,161)	-	-

Thousand of Reais	2015
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(761,189)	189,182	2,504,302
Interest and similar income - Loans and amounts due from credit institutions	31,930	163,684	104
Banco Santander, S.A. – Spain	31,930	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	163,684	-
Abbey National Treasury Services Plc	-	-	104
Interest expense and similar charges - Customer deposits	-	(25,330)	(28,508)
ISBAN Brasil S.A.	-	-	(7,841)
Santander Brasil Gestão de Recursos Ltda	-	-	(14,302)
Webmotors S.A.	-	(25,330)	-
Produban Serviços de Informática S.A.	-	-	(3,752)
Others	-	-	(2,613)
Interest expense and similar charges - Deposits from credit institutions	(311)	(1,447)	(89,636)
Banco Santander, S.A. – Spain	(311)	-	-
Banco RCI Brasil S.A. (Current Company Name of RCI Brasil Leasing) (6)	-	(1,447)	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(15,584)
Santander Securities	-	-	(71,939)
Santander Asset Management, S.A. SGIIC.	-	-	(2,113)
Fee and commission income (expense)	(8,022)	21,376	1,883,916
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	(8,022)	-	-
Banco RCI Brasil S.A. (6)	-	3,863	-
Banco Santander, S.A. – Spain	-	16,579	-
Webmotors S.A.	-	-	8,804
Zurich Santander Brasil Seguros S.A.	-	934	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	248,824
Others	-	-	1,626,288
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(406,523)	30,899	953,678
Banco Santander, S.A. – Spain	(406,523)	-	-
Santander Benelux, S.A., N.V.	-	-	424,182
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	602,557
Abbey National Treasury Services Plc	-	-	(88,881)
Companhia de Crédito, Financiamento e Investimento RCI Brasil (6)	-	30,899	-
Others	-	-	15,820
Administrative expenses and Amortization	-	-	(982,135)
ISBAN Brasil S.A.	-	-	(406,662)
Produban Serviços de Informática S.A.	-	-	(205,137)
ISBAN Chile S.A.	-	-	(1,024)
Aquanima Brasil Ltda.	-	-	(24,075)
TECBAN - Tecnologia Bancaria Brasil	-	-	(160,563)
Produban Servicios Informaticos Generales, S.L.	-	-	(22,834)
Konecta Brazil Outsourcing Ltda	-	-	(98,492)
Ingeniería de Software Bancario, S.L.	-	-	(57,293)
Others	-	-	(6,055)
Others Administrative expenses - Donation	-	-	(18,071)
Santander Cultural	-	-	(3,231)
Fundacao Santander	-	-	(3,500)
Instituto Escola Brasil	-	-	(1,140)
Fundação Sudameris	-	-	(10,200)
Debt Instruments Eligible to Compose Capital	(378,263)	-	-
Banco Santander, S.A. – Spain (2)(8)	(378,263)	-	-
Resultado na alienação de ativos não correntes mantidos para venda não classificados como operações descontinuadas	-	-	784,954
Capital Riesgo Global (3)	-	-	34,404
Santander Securities Services Brasil Participações S.A. (5)	-	-	750,550
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).
(3) Refers the profit on disposal of the company MS Participações.
(4) Refers the profit on disposal of the company Santander Brasil Asset Management.
(5) Refers the profit on disposal of the company Santander Securities Services Brasil DTVM S.A.
(6) In February, 2016 the Cia de Crédito, Financiamento e Investimentos Renault was acquired by Banco RCI Brasil.

48. Risk management

Risk management at Banco Santander is based on the following principles:

1. Independence of the management activities related to the business;

2. Involvement of the Senior Management in decision-making;

3. Consensus in the decision making on credit operations between the Risk and Business departments;

4. Collegiate decision-making, which includes the branch network, aiming to encourage diversity of opinions and avoiding the attribution of individual decisions;

5. The use of statistical tools to estimate default, which includes internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

6. Global approach, which an integrated treatment of risk factors in the business departments and the concept of economic capital as a consistent metric for risk undertaken and for business management;

7. Common management tools

8. Organizational structure

9. Scopes and responsibilities

10. Risk limitation

11. Recognition

12. Effective information channel

13. Maintenance of a medium-low risk profile, and low volatility by:

• The portfolio diversification, limiting concentration in clients, groups, sectors, products or geographically speaking; the complexity level of market operations reduction; the analysis of social and environmental risks of businesses and projects financed by the bank; continuous follow up to prevent the portfolios from deteriorating.

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN and the international best practices in order to protect the capital and ensure business' profitability.

At Banco Santander, the risk management and control process is structured using as reference the framework defined at corporate level and described according to the following phases:

a) Adaptation of corporate management frameworks and policies that reflect Banco Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, regulates the principles and standards governing Banco Santander´s risk activities, based on the corporate organization and a management models, meeting the necessary regulatory requirements for credit management.

The organizational model comprises the management map, which defines the risk function and governance, and the regulatory framework itself.

b) Identification of risks through the constant review and monitoring of exposures, the assessment of new products, businesses and deals (singular transactions);

c) Risks measurement using methods and models periodically tested.

d) Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Banco Santander management.

e) Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

f) Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by client and transaction, making it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

g) Economic capital, as a homogeneous measurement of the assumed risk and the basis for the measurement of the performance management.

h) RORAC, used both as a transaction pricing tool in the whole sale segment (more precisely in global ranking and markets - bottom-up approach) as for in the analysis of portfolios and units (top-down approach).

i) VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

j) Scenario analysis and stress testing to supplement the analysis market and credit risk in order to assess the impact of alternative scenarios, even over provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined in accordance with the highest standards of prudent management, while respecting local legal and regulatory environment.

Its main responsibilities are:

- Integrate and adapt the Bank's risk to local level, further than the risk management strategy, tolerance level and predisposition to the risk, previously approved by the executive committee and board of directors, all matched with corporate standards of Banco Santander Spain;

- Approve the proposals, operations and limits of clients and portfolio;

- Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

- Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, operational and risk model. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area  has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision. In addition to this task, it is also responsible for the attendance to regulators, external and internal auditors, as well as the Group's headquarters in Spain.

It has a department called risk architecture, which includes a set of transverse functions of all risk factors necessary for the construction of an advanced management model. Methodology (development, parameterization models that reach all areas of risk), Governance, Policy and Risk Culture, Capital, Stress Test and Risk MI (responsible for the generation, exploitation and dissemination of information beyond the project information systems) are areas part of this structure.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Credit Risk Management provides subsidies to define strategies as risk appetite, to establish limits, including exposure analysis and trends as well as the effectiveness of the credit policy. The goal is to maintain a risk profile and adequate minimum profitability to offset the estimated default, both client and portfolio, as defined by the Executive Committee and Board of Directors. Additionally, it is responsible for the risk management systems applied in the identification, measurement, control and reduction of exposure to risk in individual or clustered by similar operations.

The Risk Management is specialized according to each clients' characteristics, being segregated between individual clients (with the accompanied of dedicated analysts) and customers with similar characteristics (standardized).

• Individualized management: It is performed by a defined risk analyst, which prepares the analysis, and forwards it to the Risk Committee and monitors the client's progress. It covers the Wholesale segment clients (Corporate and GB&M), financial institutions and certain companies;

• Standardized management: Aimed at individuals and companies not classified as individualized clients. Based on automated models of decision-making and internal risk assessment, complemented by commercial heave and analysts specialized teams to handle exceptions.

Macroeconomic aspects and market conditions, sectored and geographical concentration, as well as client profiling and economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating tools

The Bank uses proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer's historical experience, to predict default. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

In some cases the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances. In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registratered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are reviewed to qualifications by them awarded are progressively cleared.

Credit risk parameters

The estimative of the risk parameters Probability of Default (PD) and Loss Given Default (LGD) are based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries during a defined credit cycle.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Group Santander´s world presence.

For the other portfolios, parameter estimative are based on the Bank’s internal experience.

In addition to the Probability of Default (PD), the Bank is managing its credit portfolio, seeking to make loans to borrowers that have higher volumes of guarantees associated with the operations and also works constantly on strengthening its credit recovery department. These and other actions combined, are responsible for ensuring the adequacy of LGD parameters (Loss Given Default, the loss resulting from the borrower's default event to honor the principal and/or interest payments).

LGD calculation is based on net losses of non-performing loans, considering the guarantees associated with the transaction, revenues and expenses related to the recovery process and also the timing default.

Besides that , the Loss identification period, or “LIP,” is also considered in the estimation of the risk parameters that is represented by the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

The Bank use proprietary internal rating models to measure the credit quality of a given client or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the client's history, with the exception of certain portfolios classified as “low default portfolios”. These ratings and models are used in loan approval and risk monitoring processes.

The table shown in note 10.b shows the portfolio by the internal risk rating levels and their probability of default.

b.3) Observed loss: measures of credit cost

The Bank monthly estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses and to the average loans portfolio of the same year.

b.4) Credit risk cycle

Banco Santander has a global view of its credit portfolio throughout the various phases of the risk cycle, with a level of detail that allows us to evaluate the current situation of risk and any movements. This mapping is followed by the Board of Directors and the Executive Committee of the bank that no only sets policies and risk procedures, limits and delegates responsibilities. It also approves and supervises the activities of the area.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations and companies of the conglomerate. The risk cycle comprises three different phases:

• Pre-sale: this phase includes the risk planning and setting targets, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Planning and setting risk limits

Risk limit setting is a dynamic process that identifies Banco Santander’s risk appetite by assessing business proposals and its risk attitude. This process is defined through the risk appetite approved by the Bank's Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

For GCB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

To the risks of customers with standardized management, the limits of the portfolios are planned using credit management programs (SGP) agreed document for the areas of business and risks, and approved by the Executive Committee. This document contains the results expected for the business in terms of risk and return, beyond the limits which govern the activity and risk management. This client group has a more automated treatment in risks.

Risk analysis and rating process

Risk analysis is a pre-requisite for the approval of loans to clients by the Bank. This analysis consists of examining the counterparty’s ability on meeting its contractual obligations to the Banco Santander, which involves analyzing the client’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted annually, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, taking into account risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

The preventive detection of the operation’s credit quality is from the commercial manager responsibility in conjunction with the risk analyst. Additionally, the risk monitoring is made through a permanent observation process in order to anticipate the identification of incidents which can occur in the evolution of the operations, clients and environment.

This monitoring process may result in the client’s classification in SCAN. This is a system which allows the differentiation of the management level and the action to be taken case-by-case.

Risk control function

The control function is performed by assessing risks from various complementary perspectives, the main pillars are the control by geographical location, business area, management model, product and process, facilitating thus the detection of specific areas requiring measures for which decisions should be taken. To obtain an overview of the bank's loan portfolio over the various phases of the credit cycle, with a level of detail that allows the assessment of the current risk situation and any movements.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

b.5) Credit recovery

Strategies and action channels are defined according to the days of past due loans and the amounts, that result in a Map of Responsibilities and always look as the first alternative, the client's recovery.
The Bank uses tools as behavioral scoring to study the collection performance of certain groups, in order to reduce costs and increase recoveries. These models seek to measure the probability of clients becoming overdue adjusting collection efforts so that clients less likely to recover, receive timely actions. In cases the payments is most likely to happen, the focus is given in maintaining a healthy relationship with clients. All clients with severe or rescheduled credits delays values have internal restrictions.

Clients with higher risks have a model of recovery, with a commercial follow-up and a recovery specialist.

b.6) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and client group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedge purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Environmental Risk management for the Wholesale Bank is performed through the analysis of social and environmental practices of customers who have limits or credit risk over R$1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible points of environmental attention where there is the possibility of penalties and losses. The procedure is performed by a specialized team, trained in Biology, Health and Safety Engineering, Geology and Chemistry Engineering. A team of financial analysis considers the potential damage and impact that unfavorable environmental condition may compromise the financial condition and client guarantees. The analysis focuses on preserving capital and reputation in the market and the spread of the practice is achieved through the constant training of commercial and credit areas on the application of social and environmental risk patterns in the credit approval process for corporate clients in the Wholesale Bank.

The environmental risk management for suppliers is done throughout the purchasing process and is based on the 10 principles of the Global Compact of the United Nations which considers items such as: human rights, working conditions, environmental and ethical issues. To participate in a bidding process, the company must show respect to these principles. During the approval, the Bank does a technical evaluation that includes social and environmental criteria. Beyond this step, suppliers classified as high impact, include a more detailed assessment of the operational, financial, administrative, fiscal, legal, governance, social and environmental. This step includes a visit to verify the evidence and obtain answers provided by the company during the evaluation.

b.7) Variations in main aggregates in 2016 (unaudited)

The trends observed in 2017 were consistent with those of 2016, where in a challenging economic scenario, the Bank model proved to be effective. The Bank was able to preserve the good quality of the business and reduce the default rate. In December 2017, this index was 6.6% against 7%, 31 in December 2016 and 7% on December 31, 2015.

This income was possible thanks to a combination of factors. Among them, a credit mix with focus on safer lines; partnerships; a deep knowledge and monitoring] of the client’s financial life; and the deployment of strong debt renegotiation campaigns.

The involvement of senior management in decision making (held collectively at our Committees), besides independence Risks relating to the business, allow more assertive decisions and credit risk reduction.

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk.

Below is a table showing the evolution of the main credit indicators.

	2017	2016	2015

Credit risk exposure - customers (Thousand of Reais)	330,474,249	301,702,586	310,877,166
Loans and advances to customers, gross (note 10)	287,829,213	268,437,556	267,266,449
Contingent Liabilities - Guarantees and other sureties (note 45.a)	42,645,036	33,265,030	43,610,717
Non-performing loans ratio (%) - unaudited	6.65%	7.04%	7.00%
Impairment coverage ratio (%) - unaudited	95.39%	96.31%	82.86%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	18,261,638	18,191,126	15,411,760
Cost of credit (% of risk) - unaudited	3.98%	4.52%	5.07%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others values, according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global reach of the function (different types of risks);

 - Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee  - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that applies risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for clients, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

- Balance sheets management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheets exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Financial Management area is responsible for the balance sheet management risk and structural risks through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO (Asset Liability Control committees) in the respective countries.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2016 and 2017. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2017
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,541	1,779	6,556	29,968	10,194	54,038
Debt instruments	653	890	5,739	16,709	8,148	32,139
Equity instruments	490	-	-	-	-	490
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	2,032	1,272	17,092	46,502	23,711	90,609
Debt instruments	925	1,272	17,092	46,502	23,711	89,503
Equity instruments	1,107	-	-	-	-	1,107
Other Financial Assets At Fair Value Through Profit Or Loss	72	13	50	479	1,008	1,622
Debt instruments	38	13	50	479	1,008	1,589
Equity instruments	33	-	-	-	-	33
Non-Current Assets Held For Sale	80	168	222	3,082	7,040	10,593
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	22,033	81,275	34,430	86,645	71,453	295,835
Total	88,809	84,507	58,351	166,677	113,406	511,750

Interest-bearing liabilities:

Deposits from credit institutions	150,719	46,254	62,605	69,778	5,119	334,474
Subordinated debts	-	789	257	7,784	-	8,829
Marketable debt securities	4,436	36,208	12,313	15,544	847	69,348
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,304	83,909	75,679	105,349	8,251	465,492

					2016
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	26,960	5,242	4,593	31,938	14,918	83,651
Debt instruments	20,232	2,370	2,711	23,479	10,335	59,127
Equity instruments	397	-	-	-	-	397
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	2,940	1,350	1,761	42,683	11,046	59,780
Debt instruments	954	1,350	1,761	42,683	11,046	57,794
Equity instruments	1,985	-	-	-	-	1,985
Other Financial Assets At Fair Value Through Profit Or Loss	80	14	50	486	981	1,611
Debt instruments	38	14	50	486	981	1,569
Equity instruments	42	-	-	-	-	42
Non-Current Assets Held For Sale	79	168	220	2,920	6,549	9,936
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	16,435	99,924	32,590	79,467	68,120	296,536
Total	105,088	106,698	39,214	157,494	101,614	510,108

Interest-bearing liabilities:

Deposits from credit institutions	135,457	49,973	46,686	69,605	4,987	306,708
Subordinated debts	-	268	255	8,260	-	8,783
Marketable debt securities	6,214	40,229	33,336	23,647	495	103,921
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,268	91,778	81,545	108,635	9,649	470,875

					2015
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	3,399	5,288	6,917	21,436	8,149	45,189
Debt instruments	1,225	1,806	4,542	12,038	4,182	23,793
Equity instruments	405	-	-	-	-	405
Trading derivatives	1,769	3,482	2,374	9,398	3,967	20,990
Available-For-Sale Financial Assets	2,210	3,109	8,643	31,242	21,842	67,046
Debt instruments	1,047	3,109	8,643	31,242	21,842	65,883
Equity instruments	1,162	-	-	-	-	1,162
Other Financial Assets At Fair Value Through Profit Or Loss	611	12	48	427	893	1,991
Debt instruments	38	12	48	427	893	1,418
Equity instruments	574	-	-	-	-	574
Non-Current Assets Held For Sale	80	163	215	2,096	7,327	9,881
Reserves from Brazilian Central Bank	52,183	-	-	-	-	52,183
Loans and Receivables	20,259	79,073	40,635	82,695	59,986	282,648
Total	78,742	87,645	56,458	137,896	98,197	458,938

Interest-bearing liabilities:

Deposits from credit institutions	116,365	39,972	36,960	95,602	5,764	294,663
Subordinated debts	44	87	7,990	9,694	-	17,815
Marketable debt securities	8,070	24,823	12,484	52,032	52	97,461
Trading derivatives	1,550	3,671	1,430	7,122	2,854	16,627
Short positions	20,899	-	-	-	-	20,899
Total	146,928	68,553	58,864	164,450	8,670	447,465

Currency Risk

			2017
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	54,380	11,684	10,377	76,442
Loans and advances to customers	3,818	321	-	4,139
Investments in Foreign Subsidiaries and Dependence	36,613	3,010	-	39,623
Derivatives	262,092	45,317	9,640	317,049
Others	46,200	13,028	6,237	65,465
Total	403,102	73,361	26,254	502,717

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	32,962	3,047	17	36,025
Derivatives	277,358	54,633	9,294	341,284
Others	93,821	15,975	17,068	126,864
Total	404,140	73,654	26,378	504,173

			2016
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	4,839	-	-	4,839
Loans and advances to customers	3,485	-	-	3,485
Investments in Foreign Subsidiaries and Dependence	34,337	2,662	-	36,999
Derivatives	166,626	24,173	11,241	202,040
Others	25,273	1,020	-	26,293
Total	234,560	27,855	11,241	273,656

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	32,255	640	-	32,895
Derivatives	183,277	27,973	11,426	222,676
Others	19,198	-	104	19,302
Total	234,730	28,613	11,530	274,873

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Bacen.

The standard methodology applied to trading activities by the Bank in 2017, 2016 and 2015 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crisis) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete view of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, aiming to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, once it allows the Bank to observe and detect the impact of changes in financial variables on the portfolios. The daily calculation of the result is also an excellent indicator of the risk, as it allows the Bank to observe and detect the impact of changes in financial variables in the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitive to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

In respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheets items.

On the basis of the balance-sheets interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR), the EaR (Earning At Risk) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the reevaluation deadlines of on-balance-sheets assets and liabilities and off-balance-sheets items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on and off-balance sheet headings must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of contracts that do not have a maturity date they are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario. The sensitivity is the difference between the two margins calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Value at risk (VaR) and Earnings at Risk (EaR)

It is defined with 99% base points of the MVE’s loss distribution function, calculated considering the market value of the positions, based on the payback obtained in the last two years and with degree of statistical certainty (level of trust) to a defined time horizon.

It is also applied a similar methodology to calculate the maximum loss in NII (EaR), in order to consider the interest rate risk even in economic value impact as in financial margin.

The unit sums the return vectors of the VAR with the return vectors of EaR, resulting the total return vector. The composition is made considering in the metric of EaR the losses in financial margin that occur between the initial moment (reference date) and the holding period of the not-trading portfolio. The losses in the economic value takes in consideration the impact of the ending positions after the holding period.

The value at risk for balance sheet headings and investment portfolios are calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 45-d) and off-balance headings at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analysis:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

Banco Santander uses in its liquidity risk management the Liquidity Coverage Ratio (LCR). LCR is a short-term liquidity ratio for a 30-day stress scenario. Represents the result of the division of the high quality assets and the net cash outflows.

Total High Liquidity Assets - HQLA (Net Assets) is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

Throughout the three observations in this disclosure (exercise with balances from the end of October, November and December 2017) the institution presented a surplus (difference between net assets and net outflows) of R$14.7 billion, which resulted in an LCR of 123%.

Clients Funding

Santander has different sources of funding, both in terms of products and the mix of clients, with emphasis on retail operations of the Time Deposits. Total customer funds are currently at the level of R$356 million and showed a light decrease to volumes at the end of 2016, mainly because of the maturity of some operations (Financial Letters) that were not renewed.

					In millions of Reais
Customers Funding	2017			2016
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	15,252	15,252	100%	15,794	15,794	100%
Savings accounts	40,570	40,570	100%	35,901	35,901	100%
Time deposits	39,549	170,570	23%	24,452	150,686	16%
Interbank deposit	622	3,244	19%	944	2,379	40%
Funds from acceptances and issuance of securities	4,436	69,348	6%	6,304	105,120	6%
Borrowings and Onlendings	5,606	48,304	12%	4,114	46,124	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	8,829	0%	-	8,784	0%
Total	106,035	356,117	30%	87,509	364,788	23%

					In millions of Reais
Customers Funding				2015
				0 a 30 days	Total	%
Demand deposits				14,990	14,990	100%
Savings accounts				35,842	35,842	100%
Time deposits				22,048	148,682	15%
Interbank deposit				1,896	2,855	66%
Funds from acceptances and issuance of securities				8,126	98,246	8%
Borrowings and Onlendings				2,836	52,769	5%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				234	18,006	1%
Total				85,972	371,390	23%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2017
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,051	1,788	6,737	32,841	18,848	65,265
Debt instruments	654	899	5,919	19,582	16,801	43,856
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	925	1,283	12,695	56,167	50,329	121,399
Debt instruments	925	1,283	12,695	56,167	50,329	121,399
Other Financial Assets At Fair Value Through Profit Or Loss	38	13	51	543	1,994	2,640
Debt instruments	38	13	51	543	1,994	2,640
Non-Current Assets Held For Sale	81	169	227	3,370	9,573	13,419
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	74,887	93,587	45,397	117,084	84,560	415,515
Total	140,034	96,840	65,107	210,005	165,304	677,290

Interest-bearing liabilities:

Deposits from credit institutions	150,979	50,936	66,571	84,274	8,191	360,951
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	807	257	7,784	-	8,848
Marketable debt securities	4,445	36,855	12,904	18,421	866	73,491
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,573	89,257	80,236	122,722	11,342	496,130

					2016
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	27,093	5,262	4,749	36,135	25,573	98,812
Debt instruments	20,762	2,390	2,867	27,676	20,991	74,686
Trading derivatives	6,331	2,872	1,882	8,459	4,582	24,126
Available-For-Sale Financial Assets	1,492	1,373	1,819	55,056	29,854	89,594
Debt instruments	1,492	1,373	1,819	55,056	29,854	89,594
Other Financial Assets At Fair Value Through Profit Or Loss	38	14	52	586	1,824	2,514
Debt instruments	38	14	52	586	1,824	2,514
Non-Current Assets Held For Sale	79	170	227	3,307	9,979	13,762
Reserves from Brazilian Central Bank	58,594	-	-	-	-	58,594
Loans and Receivables	18,151	112,337	42,763	106,518	82,770	362,539
Total	105,447	119,156	49,610	201,602	150,000	625,815

Interest-bearing liabilities:

Deposits from credit institutions	135,725	51,098	50,024	86,535	7,444	330,826
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	347	330	10,633	-	11,310
Marketable debt securities	6,234	41,431	35,390	27,344	521	110,920
Trading derivatives	6,046	1,308	1,268	7,123	4,167	19,912
Short positions	31,551	-	-	-	-	31,551
Total	179,556	94,184	87,012	131,635	12,132	504,519

					2015
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	2,831	4,125	7,031	24,032	16,623	54,642
Debt instruments	1,226	1,860	4,761	15,430	13,151	36,428
Trading derivatives	1,605	2,265	2,270	8,602	3,472	18,214
Available-For-Sale Financial Assets	1,048	3,185	9,475	41,894	55,640	111,242
Debt instruments	1,048	3,185	9,475	41,894	55,640	111,242
Other Financial Assets At Fair Value Through Profit Or Loss	38	12	48	427	893	1,418
Debt instruments	38	12	48	427	893	1,418
Non-Current Assets Held For Sale	80	163	219	2,360	10,358	13,180
Reserves from Brazilian Central Bank	52,183	-	-	-	-	52,183
Loans and Receivables	22,717	89,907	51,196	110,204	73,132	347,156
Total	78,897	97,392	67,969	178,917	156,646	579,821

Interest-bearing liabilities:

Deposits from credit institutions	116,525	40,676	40,453	128,627	8,594	334,875
Subordinated Debts / Debt Instruments Eligible to Compose Capital	297	113	8,845	12,606	-	21,861
Marketable debt securities	8,093	25,732	13,900	67,049	116	114,890
Trading derivatives	1,230	1,937	1,265	6,915	2,604	13,951
Short positions	20,899	-	-	-	-	20,899
Total	147,044	68,458	64,463	215,197	11,314	506,476
Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and its ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crisis and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People responsible for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan when needed.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices) and “dirty” (managerial income taking into account also the costs, intraday results and loading). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at Banco Santander comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by management.

The limits structure requires a process to be performed that pursues, among others, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To provide flexibility to the business areas for the efficient and timely assumption of financial risks, due to changes in the market and business strategy, and within the risks level considered acceptable by the Bank.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlying assets with which each Treasury unit can operate, considering features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2017

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2017 ended in R$1.4 billion (2016 - R$804 million and 2015 – R$926 million). The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management (1)

Interest rate risk

Convertible currencies

At 2017 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$378 million.

Also at 2017 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$2,066 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, was at the beginning of 2017 and 2016, reaching a maximum of R$458 million in June. The sensitivity value increased R$386 million during 2017, reaching a maximum of R$2,177 million in September. The main factors that occurred in 2017 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decayment, update of implicit methodology on cash flow of the Bank’s products and liquidity.

Million of Reais
	2017	2016	2015
Sensibilities
Net Interest Margin	378	385	525
Market Value of Equity	2,066	1,680	1,800
Value at Risk - Balance
VaR	1,380	804	926
(1) Includes the financial statement total, except for the financial assets and liabilities held for trading.

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, ensuring to the Bank suitable sources of funding, aligned with the strategic plan and assumed risk profile.

The main features of the structural liquidity management in 2017 were as follows:

• Comfortable position of structural liquidity. Since Banco Santander is basically a commercial Bank, client deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its financial statements.

• In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local financial statement should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Banco Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given to the potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheets liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and considering certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain financial statement control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, different scenarios (or stress-scenarios) analysis are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The goal pursued is to cover a broad view of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and Banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the Banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and Banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions and the income of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2017.

Trading portfolio

		2017
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(2,447)	(73,635)	(147,269)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(944)	(19,373)	(38,746)
Inflation	Exposures subject to change in coupon rates of price indexes	(5,032)	(77,354)	(154,707)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,306)	(16,830)	(33,659)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(6,399)	(29,576)	(59,152)
Foreign currency	Exposures subject to foreign exchange	(4,933)	(123,334)	(246,668)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,469)	(8,734)	(17,469)
Shares and Indexes	Exposures subject to change in shares price	(1,768)	(44,194)	(88,388)
Total (1)		(28,298)	(393,030)	(786,058)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2017
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(57,347)	(1,099,710)	(2,144,967)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(17,245)	(327,661)	(638,940)
Inflation	Exposures subject to change in coupon rates of price indexes	(34,794)	(661,094)	(1,289,132)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,123)	(135,334)	(263,901)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(2,423)	(46,031)	(89,761)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(10,655)	(202,441)	(394,759)
Foreign Currency	Exposures subject to Foreign Exchange	(1,116)	(27,896)	(55,793)
Total (1)		(130,703)	(2,500,167)	(4,877,253)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points in interest rate curves and 1% price variance (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Independent Structure

The local area, called Operational Risks Control, is responsible for implementing the management and control model of Operational Risks of Banco Santander. It is subordinated to Executive Vice-President of Risks and count with people, structure, standards, methodologies and tools for ensuring adequacy of the management and control model.

The Management is an acting part and is aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture. Then they can ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided by the Bank.

The Bank's Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Reference Equity (PRE) related to operational risk.

d.1) Operational Risks Control

It has as mission towards Banco Santander: Support for the achievement of the strategic objectives and the decision-making process, the adequacy and attendance mandatory requirements, the maintenance of solidity, reliability, reduction and mitigation of losses due to operational risks, further on to the implementation, dissemination of the culture of operational risks.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS II and resolutions of the National Monetary Council. This model also follows the guidelines established by Santander Spain, which was based on COSO-Committee of Sponsoring Organizations of the Tread way Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Bank´s continuous presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

In the second half of 2014, was consolidated the adoption if the approaches by lines of defense, approved in the Executive Committee.

Defense Line Model

Operational Risks Control is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council. Also acts in the control and challenge of the activities performed by the first line of Defense, contributing to its strengthening, vision of an integrated approach to risk management.

d.2) Comprehensiveness and Sustainability

The scope of operational risk control and management, exceeds the allocation of regulatory capital, ensuring its sustainable development, including:

• Improvement of operational efficiency and productivity in the activities and processes.

• Compliance with existing regulations: Bacen, Susep, CVM and BIS, as well as new requirements and monitoring the timely fulfillment of requests from regulators.

• Strengthening of the reputation and improvement in the relation of Risk x Return to the public with whom the Bank maintains relationship.

• Maintenance and preservation of the quality and reliability of products and services.

• Identifying and addressing timely the corrections of identified vulnerabilities in processes.

• Dissemination of culture of advanced management and control of Operational Risks, by means of internal communication (intranet, on-site courses, "online" courses and monthly communication by “Boletim de RO” and “Boletim Flash de RO”), with reinforcement in the "Accountability".

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the advanced management of operational risk.

d.3) Differential factor

The Operational Risks Control area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses. Among the personal course, we highlight the achievement of training aimed at increasing culture of RO management, training for the capture of operational losses, among others.

This has made a significant contribution to the Bank consistently achieve its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations.

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks and business continuity;

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment;

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability;

• Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetric and market analysis;

• Composition of lines of defense creating new functions for the role of operational risk representative: "Coordinator" and "Coordinator Assist" Operational Risk covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

d.4) Communication Policy

The Operational Risks Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Annually, it prepares the Management Report and Control of Operational, Technological Risk , the Management of Business Continuity and the Evaluation of Internal Controls. Which is presented to the Bank’s Board of Director.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

e) Reputational Risk

e.1) Reputational Risk

The reputational risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputational risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

e.2) Compliance

It is defined as legal risk, of regulatory sanctions, financial loss or reputation that an institution may suffer as a result of failures in the compliance with laws, rules, ethics and conduct codes and good bank practices. The compliance risk management has the goal of being preventive and includes the monitoring, educative processes, Consulting, risk evaluation and corporative communication related to the rules and legislation applicable to each business department.

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, the monitoring and  controlling of these information are conducted in a way that adherence to the rules established is secured.

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed internally at various levels until their risks have been fully mitigated, and subsequently approved by the Commercialization Local Committee (CLC), composed of Bank executives. After review and approval, the new products and services are monitored trying to identify them so timely events that may pose reputational risk, which if identified, are reported to the CLC.

f) Compliance with the new regulatory framework

The Banco Santander has assumed a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different departments: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, the Bank management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord by the Banco Santander have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next five years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all of its subsidiaries, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

The additional capital requirements derived from the self assessment process (Pillar II) should be compensated by the risk profile that characterizes the Bank's business activities (low average risk), due to its focus on Commercial Bank (small and medium-sized enterprises and Individuals) and the diversification of the business. The Pillar 2 which considers the impact of risks not addressed under Pillar I (regulatory capital) and the benefits arising from the diversification among risks, businesses and geographical locations.

Regarding the other risks addressed under Pillar I of Basel II, Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar II is another significant line of action under the Basel Corporate Framework. In addition to the methodology supporting the economic capital model review and strengthening, the technology was brought into line with the platform supporting Pillar I, so that all the information on credit risk will come from this source.

Besides the Basel II implementations, Banco Santander complies with the new regulations of Basel III, according to the standards issued by Bacen.

According to the definition proposed by the Basel Committee (Basel III), Credit Valuation Adjustment (CVA) is an adjustment to the fair value of derivative financial instruments in order to measure the credit risk of a counterparty. Thus, the CVA depends on the credit spread of the counterparty, as well as the market risk factors that drives the values of the derivatives and, therefore, their exposure. In an analytical way, the CVA can be defined by the following expression:

CVA = EE * PD * DF * LGD (1)
(1) EE=Expected Exposure; PD=Probability of Default; DF=Discount Factor; LGD=Loss Given Default

Expected Exposure (EE) is the future exposure of the derivative based on the counterparty's market risk. The probability of default (PD) is calculated based on credit spreads and is also marked to market. The discount factor (DF) is the factor that brings to the present value the projected exposure weighted by its respective probability of default. A Loss Given Default (LGD) is the estimated loss in the event of a credit.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides an essential support to the risk committee and management, as they are responsible for ensuring that appropriate procedures and systems are in place to monitor and control the entity's risks. In this case, the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

Internal model validation at Banco Santander encompasses credit risk models, market risk models, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and management aspects concerning the model risk control.

Among the main functions of the Internal Model Validation department are the following:

i. Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) use of the methodology and (III) functioning of the models;

ii. Propose documents and model validation guides;

iii. Evaluate the methodology and data used in the development of the model and challenge the model and its use, stating the implications and limitations of the model, as well as the associated risks;

iv. Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

v. Provide essential support to risk committees and management of the Bank, through a qualified and independent opinion for responsible decision-making on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is fully consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012 and Circular 3,547 of July 2011. In this case, the Bank maintains a Segregation of functions between internal validation and internal audit, which is the last layer of Bank control validation.

The Internal Audit is responsible for evaluating and reviewing the internal validation methodology and work and issues opinions with an effective level of autonomy. Internal Audit (third line of defense), as the ultimate control function in the Group, should (i) periodically assess the adequacy of policies, methods and procedures and (ii) confirm that they are effectively implemented in the management.

f.2) Capital Management

Capital management considers the regulatory and economic aspects and its objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory authorities and supporting to accomplish the goals of the classification of rating agencies and investors' expectations. Details regarding the capital management process can be found at www.ri.santander.com.br Corporate Governance -> Risk Management -> Risk and Capital Management Structure.

g) Economic capital

g.1) Main objectives

The development of economic capital models in finance aims to solve a fundamental problem of regulatory capital, Sensitivity Risk.

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander.

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

The main objectives of the structure of economic capital of the Banco Santander are:

1 - Consolidate Pillar I and other risks which affect business in a single quantitative model, and determine estimates of capital by establishing correlations between different risks;

2 - Quantify and monitor different types of variations in risk;

3 - Distribute capital consumption between the different portfolios and manage the efficiency of return on capital (RORAC);

4 - Estimating the Economic Value Added for each business unit. Economic profit must exceed the cost of the Bank's capital;

5 - Accordance with the regulation in locations where the Bank operates in the review process of Pillar II by supervisors.

g.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity. The confidence interval for the Banco Santander is 99.90% higher than required by Basel II.

The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and tangible assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2017	2016	2015
Risk Type	New Methodology	New Methodology	New Methodology
Credit	70%	62%	56%
Market	4%	5%	4%
ALM	4%	9%	9%
Business	8%	8%	8%
Operational	6%	6%	5%
Fixed Assets	2%	2%	1%
Intangible Assets	1%	1%	6%
Pension Funds	1%	1%	2%
Deferred Tax Assets	4%	6%	9%
TOTAL	100%	100%	100%

Still, for being a commercial Bank, credit is the main source of risk in Banco Santander and the evolution of this portfolio is a leading factor for oscillation.

Banco Santander periodically evaluates the level and evolution of RORAC of the main business units. The RORAC is the quotient of the profit generated on allocated capital, using the following formula:

RoRAC=Profit/Economic Capital

Banco Santander also makes the planning of capital in order to obtain future projections of economic and regulatory capital. The estimative obtained for the Bank are incorporated to different scenarios consistently, including its strategic objectives (organic growth, M & A, payout ratio, credits, etc.). Possible management strategies leading to optimize capital and solvency return of the Bank are identified.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).

2 – Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

3 – Measure and monitor business performance.

To evaluate the operations of global clients, the calculation of economic capital considers some variables used in the calculation of expected and unexpected losses.

Among these variables are:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

APPENDIX I – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2017	2016	2015

Shareholders' equity attributed under to the Parent Brazilian GAAP		59,499,954	57,771,524	54,819,073
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	j	18,301	643	-
Reclassification of available-for-sale financial instruments	j	34,818	23,180	-
Impairment on loans and receivables	a	(71,091)	124,787	132,878
Category transfers	b	351,132	608,897	704,519
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	664,204	297,720	138,314
Reversal of goodwill amortization	d	26,592,852	25,122,573	23,344,320
Realization on purchase price adjustments	e	702,436	778,882	798,776
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,287,240)	(1,017,000)	(1,017,000)
Goodwill acquisition Santander Services (Santusa)	h	(298,978)	-	-
Others		332,267	263,797	367,290
Shareholders' equity attributed to the parent under IFRS		86,650,707	84,087,055	79,400,222
Non-controlling interest under IFRS		436,894	725,504	435,062
Shareholders' equity (including non-controlling interest) under IFRS		87,087,601	84,812,559	79,835,284

Thousand of Reais	Note	2017	2016	2015

Net income attributed to the Parent under Brazilian GAAP		7,996,577	5,532,962	6,998,196
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	j	18,775	7,960	-
Reclassification of available-for-sale financial instruments	j	(46,160)	(39,234)	-
Impairment on loans and receivables	a	(195,878)	(8,091)	4,798
Category transfers	b	(219,829)	(45,314)	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	366,484	148,450	23,534
Reversal of goodwill amortization	d	1,470,279	1,755,750	2,783,507
Realization on purchase price adjustments	e	(76,446)	(76,247)	(75,962)
Option to Acquire Own Equity Instrument	g	(270,240)	-	-
Others		(119,498)	58,327	49,667
Net income attributed to the parent under IFRS		8,924,064	7,334,563	9,783,740
Non-controlling interest under IFRS		213,984	130,355	50,086
Net income (including non-controlling interest) under IFRS		9,138,048	7,464,918	9,833,826

a) Impairment on loans and receivables:

The result refers to the adjustment resulting from the estimate of losses on the loan and receivables portfolio, which was determined based on the history of impairment and other circumstances known at the time of the evaluation, in accordance with guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects from the criteria adopted under BRGAAP, which uses certain regulatory limits defined by the Central Bank. In the Financial Statements under IFRS, this effect considers the impact related to the provisions of certain debt instruments, which for the purposes of BRGAAP are treated as Securities.

b) Transfer of category

The IAS 39 permits reclassification of the category "available for sale" to "held to maturity" and "available for sale" to "loans and receivables" at any time, provided that the entity has the intention and ability to hold the financial asset in this category. However, for the purpose of local books (BR GAAP), pursuant to art. 5 of BACEN Circular 3,068, the revaluation regarding the classification into categories of securities may only be made when preparing the half-yearly and the yearly financial statements. For purposes of IFRS financial statements of December 2015, Banco Santander reclassified some securities therefore on July 1, 2015 and to Brazilian GAAP purposes due to local requirements mentioned above such change occurred on December 31, 2015. Considering the measurement effect of other assets that composes different categories between the IFRS and BRGAAP.

c) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in the income statement over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly as income when received or paid.

d) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period up to 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

e) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

f) Recognition of fair value in the partial disposal of investments in subsidiaries

Under IFRS, in accordance with IFRS 10 "Consolidated Financial Statements" on partial disposal of a permanent investment, fair value is recognized over the remaining portion (Webmotors). Under BRGAAP, this type of operation, ongoing participation is registered by its book value.

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. In 2017, an expense in the consolidated statements of income of R$164 million, was recognized in Getnet S.A. and Banco Olé Consignado.

h) Santander Serviços goodwill (Santusa)

According to the IFRS, in line with IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquision cost and the equity amount of the shares.

i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches ( accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

j) Reclassification of available-for-sale financial instruments

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as available for sale measuring them at fair value with changes in "other comprehensive income", in line with IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2017		2016		2015
Thousand of Reais
Interest and similar income	71,418,349		77,146,077		69,870,200
Net fee and commission income	12,721,868		10,977,596		9,483,509
Impairment losses on financial assets (net)	(12,338,300)		(13,301,445)		(13,633,989)
Other income and expense	(3,043,565)		(751,727)		(3,867,959)
Interest expense and similar charges	(36,471,860)		(46,559,584)		(38,533,089)
Third-party input	(6,728,881)		(5,804,939)		(7,061,296)
Materials, energy and others	(495,913)		(510,961)		(520,831)
Third-party services	(5,107,077)		(4,589,468)		(4,632,346)
Impairment of assets	(456,711)		(114,321)		(1,220,645)
Other	(669,180)		(590,189)		(687,474)
Gross added value	25,557,611		21,705,978		16,257,376
Retention
Depreciation and amortization	(1,662,247)		(1,482,639)		(1,490,017)
Added value produced	23,895,364		20,223,339		14,767,359
Added value received from transfer
Investments in affiliates and subsidiaries	71,551		47,537		116,312
Added value to distribute	23,966,915		20,270,876		14,883,671
Added value distribution	15,540,106
Employee	7,908,746	33.0%	7,378,374	36.4%	6,829,965	45.9%
Compensation	5,795,579		5,455,374		4,824,615
Benefits	1,421,910		1,397,711		1,300,788
Government severance indemnity funds for employees - FGTS	413,871		352,939		391,608
Other	277,386		172,350		312,954
Taxes	6,131,544	25.6%	4,659,989	23.0%	(2,527,787)	-17.0%
Federal	5,481,969		4,101,629		(3,023,224)
State	1,260		717		659
Municipal	648,315		557,643		494,778
Compensation of third-party capital - rental	788,577	3.3%	767,595	3.8%	747,667	5.0%
Remuneration of interest on capital	9,138,048	38.1%	7,464,918	36.8%	9,833,826	66.1%
Dividends and interest on capital	6,300,000		4,550,000		6,200,000
Profit Reinvestment	2,624,064		2,784,563		3,583,740
Profit (loss) attributable to non-controlling interests	213,984		130,355		50,086
Total	23,966,915	100.0%	20,270,876	100.0%	14,883,671	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the fiscal year ended December 31, 2017, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

Banco Santander sees 2018 as a year of great opportunity for Brazil. The country is experiencing an important moment in terms of macroeconomic conditions. Fundamentals related to external accounts, inflation and interest rates have rarely been so benign in the history of the Brazilian economy. The only significant disadvantage, in Santander's opinion, is the fiscal imbalance. Thus, Banco Santander sees a broad space for economic growth above potential in 2018 and 2019, and without inflationary pressure stemming from domestic demand, due to the still high idleness in the local scenario.

Regarding the main economic indicators, Banco Santander highlights the growth of 1.4% of the Brazilian GDP in the third quarter of 2017, when compared to the same period of 2016. The improvement in domestic activity is proving increasingly widespread among sectors, boosted by the effects of monetary easing (reductions in interest rates) and a moderate recovery in the labor market. Accordingly, the Bank expects real GDP growth of 1.0% in 2017 and 3.2% in 2018 and 2019 (figures slightly more optimistic than the market consensus, currently at 1.0%, 2.7% and 3.0%, respectively). In addition, inflation continues to be controlled, consolidating an unprecedented situation in 2017: not only the Broad Consumer Price Index (IPCA) (official inflation measure) - closed the year below the center of the target (4.5%), as was below the floor of the tolerance interval (3.0%) for the first time in history, when presenting a high of only 2.95%. Some factors contributed to this result: on the one hand, the successful efforts of the Central Bank and the economic team, which allowed monetary policy to gain credibility and efficiency over the last year and a half; on the other hand, a contribution of factors that were not under the control of the monetary authority, such as the strong expansion of the agricultural crop, which generated food deflation (-4.9%) in 2017. By 2018, Banco Santander projects an increase of 3.8% in the IPCA, still lower than the target. In fact, the Bank believes that the IPCA and its main core measures will remain contained in 2018 and 2019, as a reflection of (i) the economy's high idleness; (ii) weak inertia; and (iii) great credibility of the monetary authority.

In Banco Santander's view, this favorable inflation situation opens the way for the Copom - Monetary Policy Committee - to maintain the Selic rate at 6.75% pa. (the lowest level of interest in the last 60 years) until mid-2019. This is because the Copom proceeded as broadly expected in the first monetary policy decision of 2018 (held on February 6 and 7), cutting the basic interest rate in 25 basis points, from 7% per year to 6.75% per year, and in the post-meeting announcement the Committee indicated that it considered that this was probably the end of the interest-rate cycle, although it left open the possibility of an additional cut in case of "surprises" .

Low interest rates are expected to drive accelerated domestic demand growth in 2018, driven both by rising household consumption (by greater magnitude) and by the resumption of investments. Meanwhile, the interest rate curve is likely to remain steep, given not only the cyclical nature of economic policy but also uncertainties about international interest rates and local elections (and their effects on reforms and fiscal solvency). In this sense, the Bank believes that, like the long part of the interest curve, the exchange rate should also reflect the change of perception on the international and political scenarios; but volatility aside, the Bank projects only a slight depreciation of the exchange rate in the coming quarters (Banco Santander's forecast is R$/US$3.50 at the end of 2018).

Another important news is the Brazilian government's new attempt to approve the pension reform. In summary, the government agreed to relax some of the conditions in the original proposal, as well as leave some aspects to further discussion; however, central points of the reform were maintained, namely: (i) minimum retirement age for all workers and (ii) convergence of civil servants' benefits to the same limit imposed on private sector beneficiaries, in both cases with a gradual transition rule. According to the Bank's calculations, the new text would preserve about 60 percent of the estimated savings from the broader and deeper reform proposed by the government a year ago. However, Banco Santander remains skeptical about the approval of the pension reform in the Chamber of Deputies in 2018, in view of the great challenge of the government to gather 308 (out of a total of 513) votes in favor.

The presidential elections to be held on this year will be important for the discussion on whether or not there will be an economic agenda focused on adjusting fiscal accounts and approving structural reforms, and thus on building a macroeconomic environment with sustainable growth long-term.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	12M17	12M16	annual changes %	4Q17	3Q17	4Q17 vs. 3Q17 changes %
Interest Net Income (3)	34,946.5	30,586.5	14.3	9,091.8	8,943.7	1.7
Income from equity instruments	83.1	258.5	-67.9	13.7	(3.0)	-549.1
Income from companies accounted for by the equity method	71.6	47.5	50.5	18.0	14.9	20.2
Fees and Comission (net)	12,721.9	10,977.6	15.9	3,432.4	3,129.1	9.7
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	1,574.1	7,591.0	-79.3	(878.6)	1,941.0	-145.3
Other operating expense (net)	(672.0)	(624.6)	7.6	(280.4)	(55.5)	405.2
Total Income	48,725.2	48,836.5	-0.2	11,396.8	13,970.3	-18.4
Administrative and personnel expenses	(16,120.6)	(14,920.4)	8.0	(4,425.2)	(4,062.9)	8.9
Depreciation and amortization	(1,662.2)	(1,482.6)	12.1	(434.6)	(417.4)	4.1
Provisions (net)	(3,309.2)	(2,724.7)	21.5	(462.3)	(989.2)	-53.3
Impairment losses on financial assets and other assets (net)	(12,795.0)	(13,415.8)	-4.6	(3,660.0)	(2,886.5)	26.8
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(64.3)	3.8	-1,785.1	(65.5)	0.9	-7,014.5
Gains (losses) on non-current assets held for sale not classified as discontinued operations (2)	(260.1)	87.1	-398.7	96.2	(17.6)	-645.7
Operating Profit Before Tax (1)	14,513.7	16,383.8	-11.4	2,445.4	5,597.6	-56.3
Income taxes	(5,375.6)	(8,919.0)	-39.7	38.4	(3,214.7)	-101.2
Consolidated Net Income	9,138.0	7,464.9	22.4	2,483.8	2,382.9	4.2

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)			12M17	12M16	annual changes %	4Q17	3Q17	4Q17 vs. 3Q17 changes %
Operating Profit Before Tax			14,513.7	16,383.8	-11.4	2,445.4	5,597.6	-56.3
Income Tax and Social Contribution (hedge)			730.1	(6,058.0)	-112.1	1,326.5	(1,226.5)	-208.2
PIS/Cofins (hedge)			80.2	(656.8)	-112.2	144.8	(132.9)	-209.0
Adjusted Operating Profit Before Tax			15,324.0	9,669.0	58.5	3,916.7	4,238.2	-7.6

INCOME TAXES (R$ Millions)			12M17	12M16	annual changes %	4Q17	3Q17	4Q17 vs. 3Q17 changes %
Income taxes			(5,375.6)	(8,919.0)	-39.7	38.4	(3,214.7)	-101.2
Income Tax and Social Contribution (hedge)			(730.1)	6,058.0	-112.1	(1,326.5)	1,226.5	-208.2
PIS/Cofins (hedge)			(80.2)	656.8	-112.2	(144.8)	132.9	-209.0
Adjusted Income taxes			(6,185.9)	(2,204.2)	180.6	(1,432.9)	(1,855.3)	-22.8

1) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (subsidiary in Spain) which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

HEDGE OF THE FOREIGN INVESTIMENTS (R$ Million)			12M17	12M16	annual changes %	4Q17	3Q17	4Q17 vs. 3Q17 changes %
Exchange Variation			892.9	(7,408.2)	-112.1	1,621.9	(1,499.2)	-208.2
Derivative Financial Instruments			(1,702.6)	14,123.4	-112.1	(3,092.6)	2,858.6	-208.2
Income Tax and Social Contribution			730.1	(6,058.0)	-112.1	1,326.5	(1,226.5)	-208.2
PIS/Cofins			80.2	(656.8)	-112.2	144.8	(132.9)	-209.0

2) Gains (losses) on non-current assets held for sale not classified as discontinued operations

In the fiscal year of 2017, includes, mainly, R$272 million of provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

3) Interest Net Income

At December 31, 2017, the increase compared to the previous year was mainly due to volume growth and average spread, customer funding and market activities.

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	12M17	% in profit before tax	12M16	annual changes %	4Q17	% in profit before tax	3Q17	4Q17 vs. 3Q17 changes %
Commercial Bank (1)	11,220.4	77.3	12,651.7	-11.3	1,946.2	79.6	4,675.5	-58.4
Global Wholesale Banking	3,293.4	22.7	3,732.2	-11.8	499.3	20.4	922.1	-45.9
Operating Profit Before Tax	14,513.8	100.0	16,383.9	-11.4	2,445.5	100.0	5,597.6	-56.3

(1) On December 31, 2017 and 2016, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$12,030.6 million and R$6,512.0 million, respectively.

General Expenses

The other administrative expenses totaled R$7,183.3 million and R$6,543.1 million in the fiscal year of 2017 and 2016, respectively. The personnel expenses totaled R$8,937.3 million and R$8,377.3 million in the fiscal year of 2017 and 2016, respectively. The other administrative expenses increased 9.8% and the personnel expenses increased 6.7% YoY.

The efficiency ratio, calculated by division of the administrative and personnel expenses, amounting R$16,120.6 million by total revenue in the amount to R$48,725.3 million, reached 33.1% (2016 - 30.6%).

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	Dec/17	Dec/16	annual changes%	Sep/17	changes in period %
Cash and Balances with the Brazilian Central Bank	100,866.1	110,604.9	-8.8	111,484.9	-9.5
Financial Assets held for Trading	52,439.6	84,873.7	-38.2	60,025.0	-12.6
Other Financial Assets at Fair Value in Results	1,692.1	1,711.2	-1.1	1,743.1	-2.9
Available-for-Sale Financial Assets	85,823.4	57,815.1	48.4	93,233.0	-7.9
Held to maturity investments	10,214.5	10,048.8	1.6	9,730.4	5.0
Loans and Receivables	322,336.8	296,048.5	8.9	303,448.6	6.2
Hedging Derivatives	192.8	222.7	-13.4	241.8	-20.3
Non-Current Assets Held For Sale	1,155.5	1,337.9	-13.6	1,164.4	-0.8
Investments in Associates and Joint Ventures	894.7	990.1	-9.6	889.0	0.6
Tax Assets	28,825.7	28,753.2	0.3	27,629.1	4.3
Other Assets	4,578.3	5,104.0	-10.3	4,968.6	-7.9
Tangible Asset	6,509.9	6,646.4	-2.1	6,355.0	2.4
Intangible Asset	30,173.9	30,236.8	-0.2	30,455.3	-0.9
TOTAL ASSETS	645,703.0	634,393.2	1.8	651,368.1	-0.9

Financial Liabilities Held For Trading	49,322.6	51,619.9	-4.5	52,540.4	-6.1
Financial Liabilities at Amortized Cost	478,880.7	471,579.5	1.5	477,381.5	0.3
Hedge Derivatives	163.3	311.0	-47.5	252.1	-35.2
Provisions	13,986.9	11,776.5	18.8	14,346.3	-2.5
Tax Liabilities	8,248.0	6,094.7	35.3	8,462.6	-2.5
Other Liabilities	8,013.9	8,199.1	-2.3	7,726.9	3.7
TOTAL LIABILITIES	558,615.4	549,580.7	1.6	560,709.7	-0.4

Total Equity	87,087.6	84,812.6	2.7	90,658.4	-3.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	645,703.0	634,393.2	1.8	651,368.1	-0.9

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$434,620.0 million on December 31, 2017 and R$434,700.4 on December 31, 2016, decreasing 0.02% in the period.

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	Dec/17	Dec/16	annual changes%	Sep/17	changes in period %
Loans and amounts due from credit institutions, gross	32,369.1	27,963.9	15.8	25,766.1	25.6
Impairment losses	(69.0)	(201.4)	-65.7	(246.6)	-72.0
Loans and amounts due from credit institutions, net	32,300.1	27,762.5	16.3	25,519.5	26.6

Loans and advances to customers, gross	287,829.2	268,437.6	7.2	276,124.2	4.2
Impairment losses	(15,409.1)	(16,434.8)	-6.2	(15,616.4)	-1.3
Loans and advances to customers, net	272,420.1	252,002.8	8.1	260,507.8	4.6

Debt instruments	20,400.1	17,838.2	14.4	19,825.1	2.9
Impairment losses	(2,783.6)	(1,554.9)	79.0	(2,403.8)	15.8
Debt instruments, net	17,616.5	16,283.3	8.2	17,421.3	1.1

Total Loans and Receivables	322,336.7	296,048.6	8.9	303,448.6	6.2

Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$12,338.1 million and R$13,389.8 million in the exercise ended on December 31, 2017 and 2016, respectively, decreasing 7.9%.

2.4) Stockholders’ Equity

In December 2017, Banco Santander consolidated stockholders’ equity presented an increase of 2.7%, compared to December, 2016.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$573.4 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$9,138.0 million and reduced by the Dividends and highlight of Interest on Capital in the amount of R$6,300 million.

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

			Dec/17		Dec/16
			Quantity		Quantity
			Units	Units	ADRs
Treasury shares at beginning of the period			25,786	7,080	13,138
Cancellation (1) (2)			(32,276)	13,138	(13,138)
Shares Acquisitions			12,768	14,284	-
Payment - Share-based compensation			(4,505)	(8,716)	-
Treasury shares at end of the period			1,773	25,786	-
Subtotal - Treasury Shares in thousands of reais			R$ 148,246	R$ 513,889	R$ -
Emission Costs in thousands of Reais			R$ 194	R$ 145	R$ -
Balance of Treasury Shares in thousands of reais			R$ 148,440	R$ 514,034	R$ -
			-	-	0
Cost/market Value			Units	Units	ADRs
Minimum cost			R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost			R$ 24.41	R$ 19.93	US$ 6.17
Maximum cost			R$ 32.29	R$ 26.81	US$ 10.21
Market value			R$ 27.64	R$ 28.32	US$ 8.58

(1) In January 2016 there was the transformation of all ADRs that were held in treasury for UNIT's.

(2) At the EGM held on September, 18, 2017, it was approved the cancellation of 64.551.366 treasury shares (equivalent to 32.276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominative and without value which represent the Banco Santander´s capital.

In the fiscal year of 2017, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)			12M17	9M17	12M16
Interest on capital			3,800.0	1,500.0	3,850.0
Interim Dividends			0.0	0.0	700.0
Intercalary Dividends			2,500.0	0.0	700.0
Total			6,300.0	1,500.0	5,250.0

2.5) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their  risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed by 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum Main Capital to 5.125%.

For the year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum Main Capital 5.75%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %		Dec/17	Sep/17	Jun/17	Dec/16
Basel Index - consolidated		15.83	16.18	16.50	16.30

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended December 31, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Santander Leasing S.A. Arrendamento Mercantil	38,791.5	5,825.6	479.4	1,888.4	99.99
Aymoré Crédito, Financiamento e Investimento S.A.	38,423.7	1,546.1	582.7	32,238.1	100.00
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,144.2	3,033.6	71.4	1,926.6	100.00
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current Corporate Name of Banco Bonsucesso Consignado S.A.)	10,527.7	878.1	133.2	10,118.4	60.00
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	22,030.6	1,792.2	424.7	0.0	88.50
Banco PSA Finance Brasil S.A.	1,992.5	294.6	46.1	1,719.2	50.00
Santander Corretora de Câmbio e Valores Mobiliários S.A.	910.2	565.1	7.0	0.0	100.00
(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Market Maker Services

On September 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.2) Sale of BW Guirapá

On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I SA (respectively the Agreement and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). Subject to confirmation of certain assumptions, the acquisition price for all the shares held by Santander Corretora de Seguros will be up to R$414 million, and there may be an additional payment of up to R$35 million if future targets stipulated in the Contract are fulfilled. Considering the current situation of the agreement, this investment has been written off, as a consequence, the assets and liabilities of BW Guirapá and subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the consolidated income statements until the base date of November 30, 2017.

3.3) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

3.4) Opening of the branch in Luxembourg

The Bacen, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion. Its purpose is to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - to offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and great ability to source funds.

The branch's incorporation still depends on the authorization to be granted by the Luxembourg financial authority.

3.5) Non-Current Assets Held for Sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently named Rojo Entretenimento S.A.), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character. On Dec 31, 2017, includes the value of R$131 million.

3.6) Accession to the Program, according to MP 783/2017

In October 2017 the Bank joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions related to the periods from 1999 to 2005. Accordingly, expenses were recorded in the third quarter of 2017, in the accounts of administrative expenses, operating expenses and taxes, totaling R$334 million, after tax effects.

3.7) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Partnership with HDI Seguros S.A. for the Creation of a Totally Digital Cars Insurance Company

On December 20, 2017, Banco Santander signed binding documents with HDI Seguros SA (HDI Seguros), to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% (fifty percent) by Sancap, a company controlled by Banco Santander, and 50% (fifty percent) by HDI Seguros. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations.

b) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Companhia Securitizadora, a company wholly-owned by Banco Santander, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda.,  Gestora de Investimentos Ipanema Ltda and Fundo Investimento Ipanema NPL V. On September 19, 2017, Bacen authorized the Acquisition and, after fulfilling the other precedent conditions, the parties concluded the transaction on October 16, 2017.

c) Creation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and other Banks in the Brazilian market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the shareholders, whose control will be shared among the shareholders who will hold 20% of the its share capital, each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

d) Partnership with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A.  and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai.

e) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a consequent creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the transaction closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

f) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

g) Other Corporate Events

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 common shares to one common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. To achieve it, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform;

• Improve profitability, recurrence and sustainability, growing in business, with greater diversification of revenues, considering a balance between credit, funding and services, while maintaining a preventive risk management and strict control of expenses;

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities; and

• Increase productivity through an intense business improvement agenda that enables a complete portfolio of services to be delivered.

In 2017, the Bank achieved historically outstanding results, reflecting a dynamic of strong commercial acceleration, speed of innovations and services. In addition, it has made progress in strengthening internal culture: It is a more aligned organization in consistently improving customer experience and as a result of these actions, it continues to increase profitable market share.

People

• Culture is Santander's Foundation! In 2017, the Bank strengthened its culture and today is a better-aligned organization to consistently improve customer service and experience.

GPTW (Great Place to Work): For the second consecutive year the Bank received the recognition to compose the ranking of "Best Companies to Work" in the country.

• Global engagement survey reached 88 percent this year.

• The largest corporate event of the Bank was held at the Allianz Parque stadium, with more than 40,000 employees joining (approximately 85% of the total).

Retail

• Cards: robust growth in credit card revenue for the ninth consecutive quarter, reaching 15.1%[1] market share, an increase of 190bps in 12 months. The commercialization of AAdvantage® cards continues with a high index of activation and Santander Way continues to maintain good evaluation in the market of applications (4.8 stars in Apple and 4.6 stars in Google Play). With a continuous focus on improving the offer, this quarter, Santander Pass, a bracelet and sticker was launched with NFC technology for payment by approach; initiated identity check mobile tests, in partnership with Mastercard and Dafiti, to authenticate online payments through biometrics or facial identification; and the Bank started the offering of the new Santander/Smiles credit cards.

• Payroll Loans: strong growth in origination (+58% in the 12-month period), with growth above market, which has contributed to expand market share to 12.9%[2] (+214bps in 12 months). Digital backlog has supported the growth of this portfolio. Which reinforces the strategy of providing a better customer experience.

• Investments: the Bank reinforced the concept of financial advisory services with closer customer service, offering a solution that is adequate to the needs of each client, and inaugurated Santander One, a digital platform focused on financial education and recommendation of the best solutions which has already reached more than 8 million views in the quarter.

• Real Estate: In this quarter, the Bank intensified its commercial activity with the clients, with the purpose of encouraging the product. In addition, it maintained the offer of Real Estate Credit with annual rate from one digit. All these actions allowed to increase the production for individual clients (+ 88% in twelve months), superior to the market.

Getnet

• Strong growth in total revenues in the year (+ 31% in 12 months), 3 times higher than the market1, reaching R$142.1 billion, explained by credit sales (+ 29% in twelve months) and debt (+ 36% in twelve months). The assertive strategy in the segment made it possible to reach 11.5%[1] (+ 168bps in 12 months) of market share. Throughout the year, the full-acquisition model was implemented and the option of buying or renting the POS was launched, allowing the customer to choose the service that best suits their needs.

In 2017, the Bank was awarded a prominent position among the acquiring companies in Latin America, occupying the 2nd place in transactions through web[3] and 4th place in total transactions[3].

SMEs

• Agro: the Bank continues to improve the specialized service to enable appropriate solutions for customers in this segment. Throughout 2017 expanded its presence and opened 14 stores in strategic regions.

• Companies: the Bank increased its market share to 11%[4] (+ 241bps in twelve months) and continues to strengthen this segment with differentiated offers, sectorized and specialized services, with the objective of expanding the portfolio and expanding the linkage.

The Bank was recognized as the World's Best Bank for SMEs by Euromoney.

Black week

• Aligned with the digital strategy, Black Week Santander, a disruptive strategy in the Brazilian financial sector, with specific offers in the physical and digital channels, was held. With strong sales growth through e-commerce, Black Week Santander contributed to the Bank in the year, total sales of e-commerce increased by 78% (in twelve months), driven mainly by credit cards (+ 1.9x in twelve months) and personal credit (+ 2.1x in twelve months).

Strengthening Leading Business

• Santander Financing: Banco Santander continues to lead vehicle financing, with a market share of 23.0%[2] (+ 310bps in 12 months). The +Negócios digital platform continues to support portfolio expansion, with a twelve-month increase of 60% in single vehicle credit simulations compared to December 2016. + Vezes, a digital platform focused on the segment of goods and services (CDC)[5] has already reached some 175,000 unique simulations per month. This innovation positions to capture business opportunities.

• Global Corporate Banking (GCB): improvement of service in the segment, with a more customer-centric model, which enabled the Bank to be recognized as a leader: (i) In the foreign exchange market, leading operations, according to Bacen[6]; (ii) Recognized as leader in financial advisory services for project financing in Brazil, by Dealogic[7] and Anbima[7].

The Bank was elected the Best Treasury of Brazil[8] and is among the best Research in Brazil and Latin America[9].

More partnership

HDI Seguros: a joint venture[10] with HDI Seguros was announced in the quarter for the issuance, offering and sale of auto insurance in a 100% digital format. The operation strengthens the leadership in vehicle financing and will establish new levels of services for the market insurance, where customers can contract the product in a simpler and faster way.

Customer bonding

The growth in the customer base shows a continuous focus on improving the customer experience. As a result, the active customer base has grown for 31 consecutive months.

Recognition

• Awarded by The Banker as the best bank in Brazil, Latin America and Global and by Euromoney, as the best bank in Brazil and Latin America and Latam transformation.

(1) Source ABECS, base date of September 2017.

(2) Source Bacen, base date of November 2017.

(3) Source Nilson Report, base date of 2016.

(4) Source Bacen, base date of September 2017.

(5) Direct consumer credit.

(6) Bacen, base date of December 2017.

(7) Financial Advisory Americas. Dealogic. 9M17 and Financial Advisor - leadership since 2008, ANBIMA 2016.

(8) Source Euromoney.

(9) Source Institutional Investor Magazine

(10) The completion of the operation is subject to compliance with certain conditions, including obtaining the required regulatory authorizations.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1) Latest Credit Analysis report issued on: January 11, 2018.
(2) Latest Credit Analysis report issued on: December 6, 2017.

6) Corporate Governance

The Board of Directors approved, in a meeting held on February 15, 2017, the Banco Santander's Consolidated Financial Statements for fiscal year ended December 31, 2017, prepared in accordance with the International Financial Reporting Standards (IFRS).

The Board of Directors approved, in a meeting held on January 29, 2018, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen, for period ended December 31, 2017.

The Board of Directors approved, in a meeting held on November 1, 2017, the new buyback program of Units or American Depositary Receipts (“ADRs”) issued by the Company (“Buyback Program”), pursuant to CVM Normative Instruction No. 567 of September 17, 2015.

The Board of Directors approved, in a meeting held on November 1, 2017, the election of Mr. Leopoldo Martinez Cruz as Director without specific designation, for a complementary mandate, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2019 Ordinary Shareholders’ Meeting.

The Board of Directors approved, in a meeting held on November 21, 2017, the exoneration of Mrs. Ana Paula Nader Alfaya from her post of Director without specific designation of the Bank.

The Board of Directors approved, in a meeting held on October 24, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended September 30, 2017.

The Board of Directors approved, in a meeting held on August 31, 2017, in compliance with CMN Resolution nº 4.557 of February 23, 2017: (i) the appointment of Mr. Antonio Pardo de Santayana Montes as Director responsible for risk management (CRO) of the Prudential Conglomerate of the Bank ("Santander Conglomerate"); (ii) the appointment of Mr. Angel Santodomingo Martell as Director responsible for capital management of Santander Conglomerate; (iii) the amendments in the Internal Regulations of the Company's Risk and Compliance Committee; (iv) the amendments in the Internal Regulations of the Company's Board of Directors; and (v) the appointment of the members of the Risk and Compliance Committee of Santander Conglomerate, for a complementary mandate, which shall be valid until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting: Mr. Álvaro Antonio Cardoso de Souza, Bernardo Parnes, Conrado Engel, Deborah Stern Vieitas, acting as coordinator, and José de Paiva Ferreira. The directors responsible for risk management (CRO) and capital management indicated for the functions established by the standard, had previously performed these functions in compliance with the best practices adopted by Banco Santander.

The Board of Directors approved, in a meeting held on August 29, 2017, the exoneration of Mr. Flávio Tavares Valadão from his post of Director without specific designation of the Bank.

The Board of Directors approved, in a meeting held on August 25, 2017, the election of Mr. Mário Roberto Opice Leão as Executive Vice-President, for a complementary term of office, which shall be valid until the officers elected in the first Board of Directors’ Meeting after the 2019 Ordinary Shareholders’ Meeting.

The Board of Directors approved, in a meeting held on August 14, 2017, the appointment of Mr. Carlos Rey de Vicente as member of the Company's Sustainability Committee, for a complementary mandate, which shall be valid until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved, in a meeting held on July 31, 2017, the exoneration of Mr. João Guilherme de Andrade So Consiglio from his post of Vice-President Executive Director of the Bank.

The Board of Directors approved, in a meeting held on July 26, 2017, the exoneration of Mr. Mario Adolfo Libert Westphalen from his post of Director without specific designation of the Bank.

The Board of Directors approved, in a meeting held on July 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended June 30, 2017.

The Board of Directors approved in a meeting held on May 30, 2017, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Bacen.

The Board of Directors approved in a meeting held on May 09, 2017, the appointment, in place of Mrs. Maria Lucia Ettore de Jesus, of Mr. Valdemir Moreira de Lima, for the function of Ombudsman of the Banco Santander, for term of office of 1 year, with effect from the date of such meeting.

The Board of Directors approved in a meeting held on May 02, 2017: (i) the appointment of the Company’s Audit Committee members, for a one (1) year term, until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2018; (ii) the appointment of the Company’s Risks and Compliance Committee members, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17; and (iii) the appointment of the members of the Sustainability, Nomination and Governance and Remuneration Committees of the Banco Santander, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved in a meeting held on May 02, 2017: the election, for a new term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, of the members to compose the Banco Santander’s Board of Executive Officers.

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements,  prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2017.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander carried out a mapping of necessary actions aiming at adherence to the new resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegial Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit and market portfolios;

• Decide on credit proposals;

• Define and monitor the risk appetite fulfillment;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the local regulator and internal audit; and

• Provide to the Board of Directors and the Executive Commission with the information and assistance they need in terms of risks.

The relevant topics of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander has a capital management structure marked by a robust governance framework, which enables the Entity to define, in an efficient way, the functions of each area. Furthermore, there is a clear definition about which processes and activities should be developed to ensure an effective capital management, under both normal and stressed conditions. In this way, the institution aims to maintain a solid capital structure, in compliance with regulatory requirements and generating profits for its shareholders.

7.3) Credit Risk

Credit risk is the exposure to loss in the case of total or partial default of the clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the  analysis of exposure and trends, and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of the client and portfolios, as established by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

To work on the market risk, the Bank has developed its own Risk Management model, with the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and clients proximity;

• Global scope reach (different types of risk);

• Collegial Decisions that evaluate all possible scenarios and do not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due in inadequacy or failures with process, systems, human failures and/or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Banc, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occurr as a consequence of strategic risk. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational Risk Control and Technological and Cyber Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2017, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the fiscal year of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for clients and the best company for professionals.

Professionals are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented and dedicated team of more than 47,000 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and for society in a simple, personal and fair way, which is based on a strategy with three pillars: Social and Financial Inclusion, Education and Management and Socio-environmental Business. Among the highlights of the fourth quarter of 2017 in relation to Social and Financial Inclusion are Prospera Santander Microcredit with the incorporation of the value offer, reaching the highest result in 15 years, with a disbursement of R$800 million (32.9% more than in 2016) and more than 200 thousand active clients/operations, with opening of account of new 40 thousand entrepreneurs.

In the scope of Private Social Investment, in 2017, the program Partners in Action, which supports the development of microenterprises in low-income regions where Prospera Santander Microcredit is present, trained 984 entrepreneurs in 17 cities. The Friend of Value Program, which directs resources from employees, clients and the Bank to the Child and Adolescent Rights Council Funds, reached in 2017 a transfer of more than R$12 million reais to 38 initiatives distributed in 27 municipalities for Brazil. Together, these initiatives will serve approximately 10,000 children and adolescents at social risk, as well as their families.

The corporate volunteer program, Programa Escola Brasil (PEB), carried out more than 400 actions that impacted approximately 93,000 people; In Pilar Educação, with 315 Higher Education Institutions, in 2017, the Santander Universities Brazil program granted 3,437 scholarships, of these, 1,389 are international, 925 are national and 1,123 are employment exchanges.

In Socio-environmental Management and Business in 2017, the CDC Socioambiental for Individuals and the Sustainable Business Plan for the construction sector were launched. With regard to customer engagement, sustainability meetings were held with small and medium-sized companies within the Avançar Negócios & Empresas Program and events focused on climate change and good practices in Agribusiness, totaling a participation of more than 430 clients.

The Bank continues to move forward with the "Fit to Grow" model implemented in 2016 for rational expenditure management. At the end of the first year of implementation, it had identified and treated wastes involving energy, water, paper and cleaning materials and office, thus achieving savings of R$75 million. There was also a decrease in air travel, which reduced about 32% of CO2 emissions in the bank's inventory. We also continue with the process of evolution of social and environmental responsibility governance, with the creation of the Senior Social and Environmental Responsibility Policy Group (PRSA). The Group acts in strategic decision-making, acting as a liaison with the Executive Committee and reinforcing the involvement of central areas for compliance with the PRSA.

Some of the sustainability awards and recognitions received in 2017 are: the Bank for the 8th consecutive year is part of the B3 - Brasil Corporate Sustainability Index portfolio, Bolsa, Balcão; was recognized by the Guia Exame de Sustentabilidade (Guia Exame de Sustentabilidade), promoted by Exame magazine, of the Abril publishing house; Prize Spanish Chamber of Sustainability, where Universia Brasil was one of the highlights in the Large Business category; with the Fit to Grow case, the Bank was awarded in the category of Product or Service Sustainability by the ECO Award, held by the American Chamber of Commerce (Amcham) and recognized as the "Leader in Efficiency Practices" by the Latin American Federation of Banks (FELABAN) and International Finance Corporation (IFC); was also recognized by the CDP (Carbon Disclosure Project) as one of the largest Brazilian leaders in the topic of climate change, having reached the highest score among companies in the financial sector; and the headquarters of Banco Santander, in São Paulo, won the Guia de Rodas Seal, a qualification related to accessibility for people with disabilities (PCD).

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the year ended December 31, 2017, PricewaterhouseCoopers provided services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services, as follows:

Hiring date	Description of services
3/30/2017	Comfort Letter - Brazilian and International Offer.
6/23/2017	Annual review of the accounting numbers of the MTN emissions program.
3/30/2017	Issuance of Assurance Report to Bank Subsidiaries, upon request of MTN Program Trustees.
9/21/2017	Assistance on the identification of the inventory of regulatory obligations in Luxembourg.

*Additional services totaled R$1.3 million, representing 5.7% of global compensation.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit during the year ended December 31, 2017 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors The Executive

(Authorized at the Meeting of the Board of February 15, 2017).
***

BANCO SANTANDER (BRASIL) S.A.

Executives' Report on the Financial Statements

In order to comply with article 25, § 1º, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction n°. 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the Banco Santander´s Financial Statements in accordance with International Financial Reporting Standards (IFRS) criteria for the period ended December 31, 2017 and the documents that compose them, as follows: Management Report, consolidated balance sheet, consolidated statement of income, comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes, which were prepared in accordance with IFRS issued by the International Accounting Standards Board ( IASB ). These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company's Audit Committee.

Members of Companies’ Executive on December 31, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.

Executives' Report of Independent Auditors' Report

In order to comply with article 25, § 1º, item V, of the Brazilian Securities and Exchange Commission (CVM) Instruction n°. 480, of December 7, 2009, members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the opinions expressed in the Banco Santander´s Independent Auditors' Report for the Financial Statements in accordance with International Financial Reporting Standards (IFRS) criteria for the period ended December 31, 2017 and the documents that compose them, as follows: Management Report, consolidated balance sheet, consolidated statement of income, comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes, which were prepared in accordance with IFRS issued by the International Accounting Standards Board ( IASB ). These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company's Audit Committee.

Members of Companies’ Executive on December 31, 2017:

CEO
Sergio Agapito Lires Rial

Vice-President Senior Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Summary of the Report of the Audit Committee - December, 31 2017

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the  Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with U.S. Securities and Exchange Commission – SEC, the Audit Committee performs the function of Audit Committee of Santander, according to Sarbanes-Oxley Act provisions.

According to its Internal Charter, available at the Santander investors relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the overview of the quality of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified during the course of the performance of its duties, whenever deemed necessary.

The Audit Committee is composed by four independent members, all of which were appointed by the Board of Directors at the meeting held on May 2, 2017. The assessment made by the Audit Committee occurs mainly through meetings with executive officers, auditors and specialists and performs its analysis based on the documents and information received from these parties, in addition, the Audit Committee performs other activities when judged necessary. The Audit Committee evaluations are based, mainly, on the information received from the Board of Directors, Internal and Independent auditors and from the departments responsible for the monitoring of the internal controls and operational risks. The Audit Committee also monitors the recommendations and actions taken related to the results of inspections performed by regulatory bodies and self-regulatory bodies, also holding specific meetings with the Brazilian Central Bank representatives.

The activities reports and meeting minutes are regularly submitted to the Board of Directors, with whom the Audit committee had regularly meetings during the six-month period ended on December 31, 2017.

The Audit Committee developed the following activities:

I - Financial Statements

IFRS – The Audit Committee analyzed the financial statements of each institution that composes the Conglomerate, confirming their compliance with corporate law, accounting practices, Comissão de Valores Mobiliários – CVM and IFRS, issued by International Accounting Standards Board – IASB and, for being listed on the NYSE, with the rules issued by SEC and Sarbanes-Oxley Act. Through this analysis, it became aware of the net income for the  six-month period and year ended December 31, 2017, meeting with the independent auditors and with the professionals responsible for preparing the financial statements, previously to the financial statements issuance.

II - Internal Control and Operational Risk Management

The Audit Committee received information and held meetings with representatives of the Executive Vice Presidency of Risks, Executive Vice Presidency of Means, Technology and Operations, the Compliance Director and the main bodies responsible for the management, implementation and dissemination of the internal controls culture and infrastructure and the Conglomerate risk management. It also verified the cases under follow-up regarding the complaints received by the “Canal Aberto” (former “Canal de Denúncias”) and by the Superintendence of Special Occurrences. These verifications were conducted in accordance with Resolutions 2.554/ 1998, 3.198/2004 and 3.380/2006 of the National Monetary Council (CMN), the Sarbanes Oxley-SOX Act and Circular 249/04 of the Superintendence of Private Insurance (Susep).

III - Internal Audit

Regarding the internal audit work, the Audit Committee received information and formally met with the Director responsible for the area and with other representatives of Internal Audit on several occasions during the  second half of 2017. During these meetings, the Audit Committee appreciated the planning and work program of the Internal Audit for 2018, verified the issued reports related to the work performed and its conclusions and recommendations, highlighting compliance with recommendations for improvements on controls that were considered as "To be Improved" or "Unsatisfactory". On several other occasions, Internal Audit professionals participated in the Audit Committee meetings.

IV - Independent Audit

Regarding the work performed by the independent  accountant firm, PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee  formally met with PWC partners and managers on several occasions in the second half of 2017. At these meetings, the discussions were focused on the six-month period and fiscal year ended on  December 31, 2017 financial statements, the accounting practices, business continuity plan and any deficiencies and recommendations for improvement that are part of the internal control report. The Audit Committee also evaluated the proposals presented by PwC to provide other services, in order to confirm the absence of conflicts of interest or any loss of independence risk.

V - Ombudsman

In connection with Resolution CMN 4.433 /15 and Resolution 279/13 of SUSEP, specific activities were performed on the second half of 2017, which were presented to the Audit Committee that discussed and evaluated each of those.

VI - Other Activities

Besides the activities above described, the Audit Committee held meetings with members of management and several areas of the Conglomerate, for additional analysis, including:

i. Pension Plans;

ii. Cabesp; and

iii. Documents received from the Authorities and Regulators and ongoing inspections process.

During the period, the members of the Audit Committee also participated on training, discussions and update programs on topics related to its activities and normative acts the interests and impacts for the Conglomerate.

VII - Conclusion

Based on the work and evaluations carried out and considering the context and scope in which it realize its activities, the Audit Committee concluded that the work carried out is adequate and provides transparency and quality to the Financial Statements of the Santander Economic and Financial Conglomerate for the six-month period and year ended on December 31, 2017, therefore, the Audit Committee recommends its approval by the Board of Directors of Santander.

São Paulo, February 15, 2018

Audit Committee

Jose Luciano Duarte Penido - Coordinator
Luiz Carlos Nannini - Financial Expert
Elidie Palma Bifano
Julio Sergio de Souza Cardozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer